FMC Technologies


09039007










FMC Technologies






We put you first. And keep you ahead.

2008 Annual Report

About the Cover

FMC Technologies generated record revenues of $4.6 billion in 2008, strengthening our position as the leading global provider of technology solutions and services to the oil and gas industry. Supported by a portfolio of products and services that are as diverse as our 9,800 worldwide employees, we continued to advance the capabilities and possibilities of oil production through the design and manufacture of sophisticated and value-added technologies.

Our people and our technologies continued to set the standard for reliability, efficiency and performance in 2008. This included the manufacture of equipment for a number of global projects, including subsea separation and processing systems for Total's Pazflor field featured on the front cover. Other technology investments ranged from light well intervention systems to our patented liquid natural gas offloading arms, as well as the design and delivery of our leading pumps, wellheads, swivel joints and meters.

Named by FORTUNE Magazine as America's Most Admired Oil and Gas Equipment, Service Company in three of the last four years, FMC Technologies is recognized as a performance-based company that delivers the highest level of quality, integrity and reliability in everything we do. We understand our customers' businesses and help them overcome their most difficult operational challenges. By developing the technologies and service solutions they require to succeed, we will continue to put our customers first. And keep them ahead.

Inside

Financial Highlights

(In millions, except per share and common stock data)	2007		2008	
Total revenue	$ 3,648.9		$ 4,550.9	
Income from continuing operations	$ 260.6		$ 352.9	
Diluted earnings per share:				
Income from continuing operations	$ 1.95		$ 2.72	
Financial and other data:				
Common stock price range	$ 27.76 - $ 66.86		$ 20.34 - $ 80.86	
Net (debt) cash	$ 0.2		$ (154.9)	
Order backlog	$ 4,490.7		$ 3,651.2	
Number of employees	8,900		9,800	
Revenue:				
Energy Production Systems	$ 2,882.2	79%	$ 3,670.7	81%
Energy Processing Systems	$ 767.7	21%	$ 883.2	19%
Eliminations	$ (1.0)	0%	$ (3.0)	0%
Total	$ 3,648.9		$ 4,550.9	



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Revenue by Segment – $M



$90
$27
$128
$54
$191
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$288
$142
$421
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Operating Profit by Segment – $M



Energy Production Systems
Energy Processing Systems

We maintain a Strong Competitive Advantage due to our innovative & sophisticated technology solutions.

For the seventh straight year, FMC Technologies achieved record results. Revenue increased 25 percent to $4.6 billion, led by the growth of our subsea systems business, and earnings per share from continuing operations of $2.72 were up 39 percent compared to 2007. These and our other financial results underscore the investments we have made in our people, facilities and technology, and our ability to develop and maintain strong customer relationships and long-term alliances. Many of our new technologies enable more efficient and cost-effective production of oil and gas that will allow FMC to continue to support our customers' increasing challenges of deepwater developments.



Peter D. Kinnear
Chairman, President and CEO

We completed the spin-off of FoodTech and Airport Systems, now JBT Corporation, allowing us to be completely focused on our energy businesses. The spin-off was implemented through a tax-free dividend to all FMC shareholders.

Global subsea revenue reached $3 billion in 2008, and during the year, we received orders for a total of 122 new subsea production trees for 38 projects from 22 different customers. These awards came from all major offshore basins around the world – the Gulf of Mexico, the North Sea, Brazil, West Africa and the Far East.

In the Gulf of Mexico, Shell's Perdido development was the second deployment of FMC's subsea separation technologies and the first use of subsea separation in this region. In addition, we set a new world subsea completion depth record of 9,356 feet (2,850 meters) with Perdido, surpassing our previously established record set in 2007 with Anadarko's Independence Hub project at 8,995 feet (2,740 meters).


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Bonito : 619 ft, 189 m
Marimbá : 1,256 ft, 383 m
Marimbá : 1,613 ft, 492 m
Marlim : 2,561 ft, 781 m
Marlim : 3,368 ft, 1,027 m
Roncador : 6,080 ft, 1,853 m
Coulomb : 6,570 ft, 2,308 m
Ind. Hub : 8,000 ft, 2,438 m
Ind. Hub : 8,995 ft, 2,740 m
Perdido : 9,356 ft, 2,850 m

Subsea Production – Water Depth Records

We saw the successful progression of several previously awarded projects during the year. Specifically, we began work on our largest subsea order ever, the $980 million Pazflor project, operated offshore Angola by Total. This project is significant due to its complexity as well as size, with three subsea separation systems in addition to 49 subsea trees.

Another important development was the signing of several new strategic, multi-year alliance agreements with our customers Anadarko Petroleum, Devon Energy, LLOG Exploration and Noble Energy. These alliances benefit both FMC and our customers by providing a framework for budgeting, forecasting, procurement and delivery, thus making project execution more efficient. We are also proud of our continued long-term relationships with customers, including BP, Chevron, CNR, ConocoPhillips, Eni, Hess, Nexen, Petro-Canada, Petrobras, Shell, StatoilHydro, Total and Woodside Energy.

To position the company for future growth, we purchased a 45 percent interest in Schilling Robotics LLC, a manufacturer of remotely operated vehicles (ROVs), manipulator systems and other high-technology equipment used in subsea oil and gas exploration. As more subsea systems, such as subsea processing solutions, are installed on the ocean floor, we envision an increased use of ROVs during the life of the subsea field, including the initial installation, maintenance and monitoring of equipment on the seabed.

To remain a technology leader and the supplier of choice to our customers, it is essential that we continually develop new, innovative equipment, services and solutions for our customers. FMC currently has more than 30 new subsea technologies in different stages of development that will benefit our customers. Several will be launched in 2009.

While subsea systems, our largest and fastest growing business, had another outstanding year, the other businesses in our energy portfolio also delivered solid performances. Our surface wellhead business had record growth, with significant increases in orders, revenue and profitability. Energy Processing, comprised of our fluid control, loading systems, measurement solutions and material handling solutions businesses, set record results for revenue and profitability as well. Notably, Samsung and Flex LNG awarded our loading systems business a contract for offshore liquefied natural gas (LNG) offloading. The contract is the largest received in the history of our loading systems business. In addition, our material handling solutions business was selected to design and supply the handling systems for the Prairie State Energy Campus Project in Illinois, the largest coal-fired power generation plant under construction in the United States.



A Schilling Robotics ROV ready to be launched into the water.

FMC Technologies has a longstanding history of safe operation that promotes employee health and environmental stewardship. We continued that outstanding Health, Safety and Environmental (HSE) performance in 2008.

Two of the measurements we use to assess our HSE progress are Recordable and Lost Workday Incident rates, both calculated per every 200,000 hours worked. The smaller the number, the better our performance. Last year, our Recordable Incident Rate was 0.57; our Lost Workday Incident Rate was 0.06, far surpassing the industry benchmarks of the top-performing oil and gas service companies. By comparison, these companies experienced a rate of 0.77 for recordable incidents and 0.23 for lost workday incidents.

We established new metrics for high-risk activities in an effort to prevent potential injuries, including those involving pressure testing. Equipment size and pressures continue to increase, and new technologies are being developed to allow customers to produce in even more demanding operating environments. It is therefore, both practical and necessary to establish more comprehensive pressure testing procedures that can improve safety for our employees, customers and the environments in which they operate.

HSE excellence is deeply embedded in our corporate culture and has been our operating model for decades. It is one of our Core Values, along with Integrity, Innovation, Collaboration, Respect and Accountability.

I formally introduced these Core Values to all employees in the fourth quarter of 2008. In this year's annual report, I have also dedicated a section introducing our values to every shareholder. Our Core Values represent what FMC expects of each employee. They also serve as a promise of what our employees, customers, shareholders, communities and suppliers can expect from FMC. Quite simply, they are the foundation for how we will conduct business. They will serve as a guide for our actions and decisions every day, and will distinguish the FMC Technologies brand worldwide. This includes a pledge to be a strong corporate citizen in all aspects of our business.

Every day, our employees around the world are making a lasting impact on the communities in which they live and work. Beyond the commitment of daily work activities, they are reaching out to their schools, neighbors and civic organizations, providing needed services and enriching the lives of those around them.


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FMC Technologies
Top Oil & Gas Service Co's

Recordable & Lost Workday Incident Rates per 200,000 Hours Worked

Recordable Incidents Lost Workday Incidents

Since becoming CEO, I have encouraged our employees to give their time and support to any of the worthy causes for which they are passionate about. I am very impressed with our global response as employees engaged in numerous charity and outreach programs, including support of local education for school-aged children, sponsorship of adult literacy programs, fundraising for the benefit of orphanages and the effort to provide guide dogs for the blind.

While 2008 was an outstanding year, we must continually strive for improvements in every aspect of our business. Establishing standard global processes, utilizing best practices and providing superb project execution are essential components to future growth. Success in these areas will improve quality and on-time delivery and increase profitability.

Today, we maintain a strong, competitive advantage because of our innovative and sophisticated technological solutions. As we look to 2009 and beyond, it is imperative that we build upon this achievement in every aspect of our business, embedding a quality culture throughout FMC that mirrors our industry-leading safety performance. It is equally important to ensure that we eliminate inefficiencies from our processes and that we continue to deliver superior products and services, on time, to our customers.

During 2008, we made a number of key management appointments. These included the promotion of Jay A. Nutt as Controller of the company and the appointment of Jeffrey S. Beyersdorfer as Treasurer. In addition, in accordance with our previously announced succession plan, Joseph H. Netherland, after 35 years, retired from FMC Technologies. His leadership and dedication will be missed by those who worked with him. The Board of Directors subsequently appointed me Chairman of FMC Technologies, a position I now hold in addition to my duties as President and Chief Executive Officer.

FMC was able to generate record results by responding to customer needs and recognizing the trends of our industry. Our sound strategies and financial discipline resulted in competitive advantages and solidified our leadership position in all key markets in which we participate. We must continue to manage our businesses with a dedication to growth, sound financial performance and technology improvement, and a commitment to our customers to deliver quality in all aspects of our work.

Like every year, 2009 will offer new and unique challenges and opportunities. By maintaining a consistent focus on flawless execution, continuing to invest in the development of innovative technologies and ensuring we possess the most talented workforce in the industry, we will remain positioned to succeed even in today's uncertain business climate.

Peter D. Kinnear
Chairman, President and CEO
FMC Technologies, Inc.

SUPERIOR PERFORMANCE & INTEGRITY are the guiding principles for our business.

2008 was another strong and profitable year for FMC Technologies. Operating profit from continuing operations rose to $506 million, a 25 percent increase, and income from continuing operations increased to $353 million, a 35 percent improvement over the prior year. Earnings per share from continuing operations rose 39 percent to $2.72, while after-tax return on investment increased to 30 percent at the end of 2008. Total company backlog, a good indicator of future revenue, stood at $3.7 billion.

A fundamental reason for the success of FMC lies in our capability to generate operating cash flow, which was $262 million in 2008. FMC's ability to generate positive cash flow is a function of the intrinsic profitability of our products and services and the limited amount of fixed and working capital needs of our business units. Since our businesses do not require large amounts of capital to function, they are capable of generating excess cash flow in most economic environments. As a result, we reduce our dependency on external credit markets, allowing management to direct the cash into new profitable investments.

To ensure our businesses remain profitable, we have processes in place that monitor and assess the ongoing profitability and capital requirements of each operating unit. We examine trends, including profitability, working capital (receivables, inventory, customer advances and payables due to suppliers) and capital spending. Evaluating these and other performance metrics allows us to anticipate challenges and react quickly and effectively when opportunities arise. The coming year will likely test these processes, given the expected decline in oilfield activity.



William H. Schumann, III
Executive Vice President and CFO


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Backlog – $B

High returns on capital indicate that a business is well managed and possesses advantages over its competition. Employing more capital at higher rates of return creates shareholder value. During 2008, we used our excess cash to:

- Invest approximately $165 million in capital expenditures to sustain our current businesses and fund the organic growth of new businesses, such as well intervention systems and investments in technology developments.
- Acquire partial ownership of new businesses, such as Schilling Robotics LLC, to bring additional growth opportunities.
- Repurchase 5.7 million shares of stock to return capital to shareholders.

As you review our financial statements, you will see that FMC has a very strong balance sheet. We currently have approximately $495 million in debt, which is a very small figure for a company of our size. Our cash level at year end of $340 million resulted in a net debt position of $155 million at December 31, 2008. Our $600 million revolving credit facility has unused capacity of $114 million, which provides us with sufficient liquidity. Moreover, we began 2009 by adding another credit facility of $350 million to provide us with added flexibility. Due to our sound balance sheet, FMC is in a very strong position to invest in future growth opportunities.

FMC is a financially sound company and is poised to survive this challenging economic environment. As always, our goals are to further strengthen our industry leadership position, become an even stronger company and generate excess free cash flow, resulting in an increase in shareholder value. We believe we have the strategies, discipline and people in place to continue to achieve those goals.

William H. Schumann, III
Executive Vice President and CFO
FMC Technologies, Inc.


$167.6
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Operating Cash Flow – $M


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Return on Investment – %


$26.9
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Capital Expenditures – $M


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FMC Technologies

Subsea Systems

Our subsea systems business continued to capitalize on the growing demand for deepwater oil and gas production with our subsea separation, boosting and processing systems. We provide the technology to increase oil recovery at brownfield projects and to develop greenfield projects that may otherwise be considered economically unviable or inaccessible.

Our fourth subsea separation award, Total's Pazflor project located offshore Angola, will utilize three subsea separation systems and will mark the first use of this technology offshore West Africa. The Pazflor project remains on schedule and on budget, with equipment deliveries scheduled to begin in 2009.

The strength of our technologies resulted in the announcement of several subsea projects during the year, including awards from Petrobras to support the Roncador and Tambaú fields offshore Brazil; from Shell for the deepwater Gumusut-Kakap project offshore East Malaysia; and from StatoilHydro to support their Åsgard, Heidrun, Norne, Troll B and Yttergryta projects in the North Sea. Our North Sea awards also included a five-year agreement with ConocoPhillips to support the Ekofisk field, as well as agreements to manufacture systems for Venture Production plc.

We continued to work with Shell on two full-field developments – Perdido in the Gulf of Mexico and BC-10 in the Campos Basin offshore Brazil – that will utilize subsea separation and boosting technologies. In addition, Perdido and BC-10 will utilize FMC's Enhanced Vertical Deepwater Tree (EVDT), a subsea tree technology that received the 2008 Spotlight on Technology Award at the industry's annual Offshore Technology Conference. The EVDT provides customers with significant added value by allowing the use of the same standard tree design anywhere in the world.



Field layout for the Perdido project utilizing subsea separation and boosting technology.

We Excel In The Markets We Serve by providing customers with the highest quality systems, processes & services.

FMC Technologies operates in two business segments – Energy Production Systems and Energy Processing Systems – that support the needs of our customers in the oil and gas industry.

Our Energy Production Systems segment includes our subsea and surface businesses that design, manufacture and integrate the equipment and systems used to produce oil and gas from land and offshore. Revenue for Energy Production Systems in 2008 was $3.7 billion, a 27 percent increase over our 2007 results, while operating profit increased 46 percent during the same period to $420.7 million. Energy Production also generated inbound orders of $2.9 billion, and ended the year with a backlog of $3.3 billion.

The continued growth and success of Energy Production Systems was primarily led by the strength of our subsea business, which posted $3.0 billion in 2008 revenues, a 32 percent year-over-year increase. Subsea systems continued to be FMC's strongest and fastest growing business and accounted for 66 percent of our overall revenues of $4.6 billion during 2008.

FMC's subsea systems business encompasses a wide range of equipment and technologies that are required to explore, drill and develop offshore oil and gas fields. We have a strong global presence in all of the world's major basins and remain the industry leader with an approximate 40 percent market share for subsea trees. Our subsea technologies, and the value that we bring to customers, can be categorized in three areas: field development, subsea processing and production enhancement. Whether it is high-pressure/high-temperature (HP/HT) trees and wellheads, subsea controls and systems or production optimization services, we add value to our customers throughout the life of the field.

Our surface wellhead business provides well drilling and completion products and services for projects on land and in shallow water up to depths of 300 feet (91 meters). Surface wellhead contributed to FMC's sales increase through the significant growth of well fracturing and well stimulation products, as well as the technologies and services for developing unconventional oil and gas reserves.

Subsea gas and liquid separator under construction for the Pazflor project. Subsea separation enables enhanced production from a deepwater reservoir with low pressure.

The EVDT system also reached a significant performance milestone in November by establishing a world deepwater completion record of 9,356 feet (2,850 meters). The new record was set at the Shell-operated Silvertip field, part of the Perdido Development, breaking the previous record depth of 8,995 feet (2,740 meters) that we set in the Gulf of Mexico in July of 2007 at Anadarko's Independence Hub project.



While deepwater operations expose subsea equipment to high pressures and high temperatures during production, the systems are also subject to rapid cool-down during shut-in or initial start-up procedures. To protect the equipment in these extreme temperatures, FMC continues to use its proprietary Novalastic™ insulation. This state-of-the-art insulation product can be applied to trees, manifolds, jumpers and other subsea hardware. Novalastic also prevents the formation of hydrates and wax blockage in flowlines, and is seen as a significant advancement in protecting and enhancing subsea equipment.

FMC's EVDT system undergoing integration testing prior to delivery for the BC-10 project.



Production and artificial lift manifold for the BC-10 project, the first development offshore Brazil to utilize subsea gas/liquid separation and boosting technologies.


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FMC Technologies, Inc.

Another significant technology investment was the development of our new generation of Light Well Intervention (LWI) systems. With more than 3,000 producing subsea wells in the world today, operators are seeking opportunities to cost-effectively maintain their subsea wellbores with minimal productivity interruptions. Our technology was made commercially available in 2005 to StatoilHydro. The LWI systems enable well logging operations, downhole repair, scale removal, re-perforations and other maintenance and workover activities on subsea wells from a monohull vessel instead of a drilling rig. By eliminating the need for a full-sized drilling rig, cost is significantly reduced and wells can be maintained more frequently. This enhances well productivity, increasing oil recovery. We manufactured two new LWI systems during 2008 that will be delivered in early 2009 to StatoilHydro and BP for deployment in the North Sea.

FMC supplies commercial applications of all-electric subsea technology and has delivered approximately 120 all-electric systems to customers. This includes 58 all-electric actuators and communication units delivered in 2008. Because of our experience, we were selected by StatoilHydro to develop an all-electric subsea tree for its Tyrihans field, representing a significant milestone in the evolution of all-electric technology in our industry. All-electric systems provide more rapid and accurate equipment performance and eliminate the need for larger and more expensive hydraulic and electro-hydraulic umbilicals. The environmental benefits are equally compelling as the need for and disposal of hydraulic fluids is eliminated.

Our subsea technologies have played a vital role in the evolution of the subsea oil and gas industry, and in the process, have positioned FMC as the market leader. The future holds significant growth opportunities for our subsea operations as we address customer issues, including declining production rates at existing fields, and a need to enter more remote and harsh subsea environments to develop new fields. By working to understand our customers' needs, and through the continued introduction of a variety of sophisticated technology solutions, our subsea systems will continue to play a central role in meeting the energy demands of the world's consumers.

The next generation of FMC's LWI systems will be deployed in the North Sea in 2009.

Surface Wellhead

Our surface wellhead business provides products and services for traditional, land-based oil and gas developments and shallow-water fields, as well as for unconventional developments such as heavy oil, oil sands, tight gas and shale.

We have a long history of technological innovations, beginning with the installation of the first 5,000 psi surface wellhead in the 1930s. Later, we introduced the industry's first TLP/Spar systems. Our surface wellhead division has also played a significant role in the growth and leadership of our subsea business, since current subsea technologies evolved from surface products first used onshore.

We expanded our Unihead product line of thru-bore systems with the introduction of the UH-2 wellhead. Originally developed for offshore drilling applications, the UH-2 was introduced to onshore operators in 2008. It has been widely installed in fields throughout the United States, as well as in South America, Europe and Africa. The UH-2 wellhead saves customers time and expense through its unique design. It allows an operator to run and set several casing strings without the need to remove the blowout preventers, saving considerable rig time and expense during drilling operations. The UH-2 also secures casing hangers through the use of an internal latch mechanism instead of using conventional lockdown screws.

Revenues from wellhead fracturing technologies increased 77 percent during 2008 as our fracturing application expanded into British Columbia, Arkansas, Louisiana, Oklahoma, Texas and the Rockies. Well fracturing allows operators to increase production rates by pumping fluids at high pressures into the well to break apart a formation, allowing oil and gas to flow more easily. FMC's patented frac isolation sleeve, which protects the wellhead during the high-pressure fracturing procedure, also continued to receive strong customer adoption as revenues increased significantly in 2008. The demand for fracturing equipment and services will remain a strong growth component in the future as customers continue to seek ways to maximize recovery from their wells.

International surface wellhead revenues continued to experience strong growth in Brazil, Kazakhstan, North Africa, the United Arab Emirates and Venezuela. International sales account for approximately 70 percent of FMC's global surface wellhead revenues, and we will continue to leverage our innovative technologies and services to retain our leadership position.

We also saw growth in the unconventional oil and gas market in 2008 as higher commodity prices made this segment economically attractive. In particular, we expanded our operations in Canada to support development of tight shale in the Horn River Basin in British Columbia, where demand is strong for our split Unihead and fracturing equipment and services.

We invested in a larger manufacturing and distribution facility in Edmonton, Canada. The expanded capacity uniquely positions FMC to meet growing customer expectations in this region. In particular, development of the Canadian oil sands, the second largest oil reserve in the world, requires use of our thermal wellheads for customers such as Imperial Oil, Canadian Natural Resources, EnCana, Husky Energy, Total, ConocoPhillips, Meg Energy, Nexen and North American Oil Sands producing *in situ* heavy oil. We successfully commissioned Imperial Oil's Cold Lake Mahkeses steam assisted gravity drainage (SAGD) pilot and continued to support three global opportunities for Shell Schoonebeek, Lukoil Komi and Mansarovar Columbia. As a result, our thermal wellhead revenue increased 8.7 percent in 2008.

10,000 psi surface wellhead fracturing tree utilizing FMC's patented frac isolation sleeve system.

Our market leadership is sustained by maintaining STRONG CUSTOMER RELATIONSHIPS.

Our Energy Processing Systems businesses design and manufacture the equipment necessary for customers to produce, measure and transfer oil, gas and other materials. Customer demand across all of these businesses resulted in revenues of $883.2 million in 2008, a 15 percent year-over-year increase. Operating profit for the segment experienced a similar gain, increasing 16 percent to $165.5 million. Inbound orders for Energy Processing increased 9 percent to $866 million for the year, and backlog was at $313 million at the end of 2008.

The businesses that comprise Energy Processing Systems touch a variety of customers throughout the energy industry. Fluid control sets the standard for flowline products, production manifold systems and pumps. FMC's measurement solutions business is the world leader in the supply of flow measurement equipment. These metering systems deliver technical superiority in solutions used for the custody transfer of liquid and gas products. Our loading systems business provides equipment used in the loading and offloading of crude oil, liquefied natural gas (LNG), refined products and chemicals to and from vessels, railcars and trucks. Material handling solutions supplies state-of-the-art bulk material handling systems and expertise to industries worldwide, and is a market leader for fuel handling systems used in coal-fired power generation plants.



Fluid control's Hammerless Union, introduced in 2008.

Our Energy Processing Systems businesses meet the technical, economic and life-cycle demands of customers across the world. From our stand-alone products to our fully integrated systems, these cost-effective, engineered solutions have made our businesses industry leaders and vital contributors to our customers' successes.

Fluid Control

FMC's fluid control business is the world's leading supplier of flowline products for high-pressure oilfield applications. Our products have set the global industry standard for quality, reliability and service life for almost 75 years. This includes Chiksan® and Weco® brand valves, swivel joints and actuators as well as advanced well service and industrial pumps for a wide range of applications.

In addition, our Integrated Services program enables our fluid control business to continue to expand its market presence by leveraging our strong brands with a suite of value-added, after-market services, allowing customers to realize the maximum value from their flowline assets.

This comprehensive program offers customers a total-solutions approach for managing fluid control equipment, including inspection and detailed maintenance services. By inspecting equipment for wear and corrosion, customers can avoid an unplanned equipment outage and ensure safe operation. In addition, our maintenance services allow customers to realize the maximum value from their flowline assets. We currently have 13 service centers and seven mobile teams in the United States, and an additional five international service centers strategically located to perform a complete range of maintenance services in our facilities as well as at customer locations.

We take our customer service support one step further with our InteServ tracking and management system. This Internet-enabled database allows customers to securely access detailed asset information. Using this system, customers can efficiently perform and complete documentation and certification procedures for their assets. Planning and tracking tools are also available to identify usage patterns and to schedule inspections and repairs, reducing product life cycle costs.

Fluid control continued to develop innovative products with the introduction of the Hammerless Union in 2008. Development of this product began in response to customers' requests for safer ways to perform high-pressure, flowline connection procedures in the field. The Hammerless Union is equipped with a guided hammer that engages with the union nut and can secure or disassemble a connection with a minimal amount of strokes. The Hammerless Union can be utilized in fracturing, stimulation and other oilfield operations, increasing safety during well service operations.

Loading Systems

FMC completed its 45th year as the leading supplier of LNG marine loading arms. Since our first delivery in 1963, our loading systems business has become the leading supplier of fluid loading and transfer systems for the oil and gas industry. Our Chiksan marine loading systems are designed to allow tankers, barges, trucks and railcars to be safely and efficiently loaded and unloaded with a variety of petroleum products, chemical products and liquefied gases at ambient, elevated and cryogenic temperatures.

In August, Samsung Heavy Industries and Flex LNG awarded our loading systems business with an order for the industry's first LNG offloading system for floating LNG (FLNG) vessels. The ability to transfer LNG offshore between vessels and terminals represents a significant advancement for the industry. The contract is the largest received in the history of our loading systems business. For this application, we will supply up to five LNG offloading systems, and as many as 15 offshore arms equipped with our patented targeting systems between 2009 and 2011.

This revolutionary technology is based on FMC's Chiksan marine loading arms and constant motion swivel joints. The equipment will allow a Floating Production Storage and Offloading vessel (FPSO) or a Floating Storage and Regasification Unit (FSRU) to perform side-by-side offshore loading, to or from an LNG shuttle carrier. It is also designed to withstand vessel movement typically encountered at sea, even in moderate to difficult conditions. Each system also contains a patented, enhanced-connection targeting system that we developed and qualified together with Shell Global Solutions. The system ensures a safe and reliable connection and disconnection process between vessels when transferring fluids in open-sea operating environments.



FMC's LNG offloading system, including the patented enhanced-connection targeting system.

By listening to our customers, we understood the emerging demand for offshore LNG loading systems and the need for technical solutions to make it possible. We positioned our patented technologies at the forefront of innovation in this field.

Measurement Solutions

FMC's measurement solutions business provides a complete range of products for the precise measurement of crude oil, natural gas and refined products at the wellhead, in the pipeline or at the refinery. With 80 years of experience in the design, manufacture and supply of measurement products and systems, FMC has become a global leader in the industry, supported by strong brands such as our Smith Meter® products, with installations in over 100 countries.

We continue to expand our range of products and services by combining our expertise and capabilities with industry-leading subsea production equipment and systems. This includes the development of the ocean-flo™ single-phase flow meter that was introduced into subsea production wells. This meter measures the flow rate of water injected into subsea gas wells, allowing a buildup of pressure to assist the movement of gas to the surface. The meter is also used for gas-lifting applications when oil requires additional pressure assistance in order to be moved to the surface platform. Our ocean-flo meter is the first single-phase flow meter to be rated and qualified at 15,000 psi and its remote sealing technology significantly reduces the risk of subsea hydrate formation.

Our Smith Meter products are used extensively in the growing biofuels market. Congress has mandated that biofuels, including ethanol, must make up 30% of the domestic petroleum supply in the United States by the year 2030. By relying on our proven measurement solutions, including meters, control valves, strainers and electronic load controllers, our customers can ensure their blending processes will produce consistent fuels that deliver reliable performance.


BIODIESEL

Our Smith Meter products are used in many applications, including the blending of biofuels.

Material Handling Solutions

FMC's experience in providing material handling solutions to industries across the globe spans more than a century. During that time, we have developed strong partnerships with companies in more than 40 countries due to the dependability and high productivity of our conveying and processing products, including our versatile Syntron® and Link-Belt® brands.

As a leading, world-class supplier, our products support a variety of industries, including power, mining, petroleum, cement and pulp and paper.

The United States has enormous coal reserves that provide more than half of the country's power. This market has seen strong activity due to increased demand for power generation. Demand was further strengthened by increased installations of flue gas desulfurization (FGD) systems at many existing plants. These FGD systems require our conveying systems to efficiently deliver limestone and collect gypsum during the coal-fired steam generation process. Our material handling systems business also supported the construction of new plants, retrofits and the expansion of existing equipment, as the coal-fired power generation market added production capacity during the past year.

Due to our capabilities, experience and reliability, we received our largest award ever to supply the complete coal and limestone handling systems for the Prairie State Energy Campus Project. Located in Lively Grove, Illinois, this 1600-megawatt, mine-mouth power plant project is the newest and largest coal-fired power facility under construction in the United States.

The future for our material handling systems business remains strong. New and modern technologies – including "clean coal," "coal-to-liquid" and "coal gasification" – are expected to result in the construction of additional coal-fired power plants. These new opportunities, as well as existing customer demand for bulk material handling systems will require the experience and performance that FMC is known for in the many industries we serve.



Material handling solutions' Link-Belt conveying systems.

This is how WE do business. This is the company we aspire to be.

Our Core Values guide how we interact with all of our key stakeholders – our customers, shareholders, communities and suppliers – and with one another.

FMC Technologies' Core Values are Integrity, Innovation, Collaboration, Respect, Accountability, and Health, Safety and Environment (HSE). Our ability to make daily decisions mindful of these values will drive both the growth of our company and the success of our people.

As we move forward, the future will present new challenges that will require a keen focus on how we maintain our market leadership, support the growth of our employees, effectively utilize our global resources and continue to develop innovative solutions.

Our values establish the foundation for how we conduct business and guide our actions and decisions daily. Our commitments, simply stated, define the company we aspire to be.

Our Commitments

Company of Integrity

Our standards, conduct and actions provide the foundation of our reputation and are detailed in our Principles of Integrity and company policies. We simply do what is right, inclusive of all compliance requirements. We respect and adhere to the laws, customs and cultures of our communities. Therefore, our stakeholders can be assured that we will act in a professional, fair and ethical manner.

Innovative Technologies

Our customers face a variety of challenges, and by engineering innovative solutions, we add value and cultivate an environment of growth for all of our stakeholders. We differentiate ourselves through our technologies and strive to advance the knowledge base of the industry.

Customer Focus

Our market leadership can be sustained only by maintaining strong customer relationships and working as collaborative business partners. Quality, reliability, on-time performance and service are synonymous with FMC Technologies, and they are achieved through a constant focus on operational excellence.

Our Core Values



Integrity
We do what is right and ensure there is consistency between what we say and what we do.



Innovation
Ideas and technologies are what set our company, and our people, apart from all others.



Collaboration
By collaborating with our key stakeholders we can address their unique needs and exceed their expectations.

Our Core Values

Great Place to Work

We attract, retain and develop the most talented professionals in the industry and collaborate with employees in all aspects of their career development. FMC Technologies values the uniqueness of every individual employee and recognizes the many benefits that result from possessing a diverse workforce. We do not tolerate discrimination in any form, and seek to foster an environment of trust and respect.

Good Neighbors

We seek opportunities to enhance the communities in which we operate. We all benefit by encouraging employees to engage in their communities and providing them with the support needed to make a difference. We especially seek to promote the enrichment of young lives through improved education and opportunities to grow and develop.

Quality

We will excel in the markets we serve by providing our customers the highest quality systems, processes and services.

HSE focus in all we do

A focus on health, safety and the environment supports our growth and success. The safety of our employees and customers is paramount. We all benefit by leading our industry in health and safety performance, and by conducting our business in an environmentally friendly manner.

Performance Excellence

Superior performance and integrity are the foundation of FMC, and these will continue to serve as guiding principles to our operations. We have established processes and procedures to ensure integrity in our products, our people and our results in order to set the standard for corporate responsibility and performance excellence.



Respect
We empower our people, support our communities and respect and embrace diversity.



Accountability
Our sense of responsibility in all aspects of our business will never waver.



Health, Safety & Environment
We establish standards to operate in the safest manner possible, promote employee health and protect the environment.

Board of Directors

Peter D. Kinnear
Chairman, President and Chief Executive Officer
FMC Technologies, Inc.

Mike R. Bowlin [2, 3]
Retired Chairman of the Board
Atlantic Richfield Co.

Philip J. Burguieres [2, 3]
Chairman and Chief Executive Officer
EMC Holdings, LLC

C. Maury Devine [1, 3]
Retired President and Managing Director
ExxonMobil Norway, Inc.

Dr. Thorleif Enger [2, 3]
Retired President and Chief Executive Officer
Yara International

Claire S. Farley [1]
Advisory Director
Jeffries Randall & Dewey

Thomas M. Hamilton [1, 2]
Retired Chairman, President and Chief Executive Officer
EEX Corporation

Asbjørn Larsen [1, 3]
Retired President and Chief Executive Officer
Saga Petroleum ASA

Edward J. Mooney [1]
Retired Délégué Général – North America
Suez Lyonnaise des Eaux

Joseph H. Netherland
Retired Chairman
FMC Technologies, Inc.

Richard A. Pattarozzi [2, 3]
Retired Vice President
Shell Oil Company

James M. Ringler [1, 2]
Retired Vice Chairman
Illinois Tool Works Inc.

James R. Thompson [2, 3]
Senior Chairman and Partner
Winston and Strawn LLP

1 Audit Committee
2 Compensation Committee
3 Nominating and Governance Committee

Officers

Peter D. Kinnear *
Chairman, President and Chief Executive Officer

William H. Schumann, III *
Executive Vice President and Chief Financial Officer

John T. Gremp *
Executive Vice President
Energy Systems

Robert L. Potter *
Senior Vice President
Energy Processing and Global Surface Wellhead

Tore H. Halvorsen *
Senior Vice President
Global Subsea Production Systems

Jeffrey W. Carr *
Vice President, General Counsel and Secretary

Maryann T. Seaman *
Vice President
Administration

Randall S. Ellis
Vice President and Chief Information Officer

Jay A. Nutt
Controller

Jeffrey S. Beyersdorfer
Treasurer

* Executive Officer

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-16489

FMC TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4412642**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1803 Gears Road, Houston, Texas	**77067**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 281/591-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

INDICATE BY CHECK MARK IF THE REGISTRANT IS A WELL-KNOWN SEASONED ISSUER, AS DEFINED IN RULE 405 OF THE SECURITIES ACT. YES ☒ NO ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT. YES ☐ NO ☒

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES ☒ NO ☐

INDICATE BY CHECK MARK IF DISCLOSURE OF DELINQUENT FILERS PURSUANT TO ITEM 405 OF REGULATION S-K IS NOT CONTAINED HEREIN, AND WILL NOT BE CONTAINED, TO THE BEST OF REGISTRANT'S KNOWLEDGE, IN DEFINITIVE PROXY OR INFORMATION STATEMENTS INCORPORATED BY REFERENCE IN PART III OF THIS FORM 10-K OR ANY AMENDMENT TO THIS FORM 10-K. ☐

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A LARGE ACCELERATED FILER, AN ACCELERATED FILER, A NON-ACCELERATED FILER, OR A SMALLER REPORTING COMPANY. SEE DEFINITION OF "ACCELERATED FILER AND LARGE ACCELERATED FILER" IN RULE 12b-2 OF THE EXCHANGE ACT.

LARGE ACCELERATED FILER ☒ ACCELERATED FILER ☐ NON-ACCELERATED FILER ☐ SMALLER REPORTING COMPANY ☐

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12b-2 OF THE EXCHANGE ACT). YES ☐ NO ☒

THE AGGREGATE MARKET VALUE OF THE REGISTRANT'S COMMON STOCK HELD BY NON-AFFILIATES OF THE REGISTRANT, DETERMINED BY MULTIPLYING THE OUTSTANDING SHARES ON JUNE 30, 2008, BY THE CLOSING PRICE ON SUCH DAY OF $73.03 AS REPORTED ON THE NEW YORK STOCK EXCHANGE, WAS $7,165,910,713.*

THE NUMBER OF SHARES OF THE REGISTRANT'S COMMON STOCK, $0.01 PAR VALUE, OUTSTANDING AS OF FEBRUARY 20, 2009 WAS 125,710,920.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	FORM 10-K REFERENCE
Portions of Proxy Statement for the 2009 Annual Meeting of Stockholders	Part III

* Excludes 29,662,415 shares of the registrant's Common Stock held by directors, officers and holders of more than 5% of the registrant's Common Stock as of June 30, 2008. Exclusion of shares held by any person should not be construed to indicate that such person or entity possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person or entity is controlled by or under common control with the registrant.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a global provider of technology solutions for the energy industry. We design, manufacture and service technologically sophisticated systems and products such as subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions, and marine loading systems for the oil and gas industry. Our operations are aggregated into two reportable segments: Energy Production Systems and Energy Processing Systems. Financial information about our business segments is incorporated herein by reference from Note 19 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

We were incorporated in November 2000 under Delaware law and were a wholly owned subsidiary of FMC Corporation until our initial public offering in June 2001, when 17% of our common stock was sold to the public. On December 31, 2001, FMC Corporation distributed its remaining 83% ownership of our stock to FMC Corporation's stockholders in the form of a dividend.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses. On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend to our shareholders. We distributed 0.216 shares of John Bean Technologies Corporation ("JBT") common stock for every share of our stock outstanding as of the close of business on July 22, 2008. We did not retain any shares of JBT common stock. JBT is now an independent public company traded on the New York Stock Exchange (symbol JBT). The results of JBT have been reported as discontinued operations for all periods presented.

Prior to the spin-off, we received necessary regulatory approvals, including a private letter ruling from the Internal Revenue Service ("IRS") regarding the tax-free status of the transaction for U.S. federal income tax purposes and a declaration of effectiveness from the Securities and Exchange Commission ("SEC") for JBT's registration statement on Form 10. For additional information related to the spin-off of JBT, see Note 3 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Our principal executive offices are located at 1803 Gears Road, Houston, Texas 77067. As used in this report, except where otherwise stated or indicated by the context, all references to "FMC Technologies," "we," "us," or "our" are to FMC Technologies, Inc. and its consolidated subsidiaries.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website at www.fmctechnologies.com, under "Investor Center—SEC Filings." Our Annual Report on Form 10-K for the year ended December 31, 2008, is also available in print to any stockholder free of charge upon written request submitted to Jeffrey W. Carr, Vice President, General Counsel and Secretary, FMC Technologies, Inc., 1803 Gears Road, Houston, Texas, 77067.

Throughout this Annual Report on Form 10-K, we incorporate by reference certain information from our Proxy Statement for the 2009 Annual Meeting of Stockholders. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information. We provide stockholders with an annual report containing financial information that has been examined and reported upon, with an opinion expressed thereon by an independent registered public accounting firm. On or about March 30, 2009, our Proxy Statement for the 2009 Annual Meeting of Stockholders will be available on our website under "Investor Center—SEC Filings." Similarly, our 2008 Annual Report to Stockholders will be available on our website under "Investor Center—Annual Reports."

BUSINESS SEGMENTS

Energy Production Systems

Energy Production Systems designs and manufactures systems and provides services used by oil and gas companies involved in land and offshore, including deepwater, exploration and production of crude oil and gas. Our production systems control the flow of oil and gas from producing wells. We specialize in offshore production systems and have manufacturing facilities near most of the world's principal offshore oil and gas producing basins. We market our products primarily through our own technical sales organization. Energy Production Systems revenue comprised approximately 81%, 79% and 77% of our consolidated revenue in 2008, 2007 and 2006, respectively.

Principal Products and Services

Subsea Production Systems. Subsea systems represented approximately 66%, 62% and 61% of our consolidated revenues in 2008, 2007 and 2006, respectively. Our systems are used in the offshore production of crude oil and natural gas. Subsea systems are placed on the seafloor and are used to control the flow of crude oil and natural gas from the reservoir to a host processing facility, such as a floating production facility, a fixed platform, or an onshore facility. Our subsea equipment is remotely controlled by the host processing facility.

The design and manufacture of our subsea systems require a high degree of technical expertise and innovation. Some of our systems are designed to withstand exposure to the extreme hydrostatic pressure that deepwater environments present as well as internal pressures of up to 15,000 pounds per square inch ("psi") and temperatures in excess of 350° F. The foundation of this business is our technology and engineering expertise.

The development of our integrated subsea systems usually includes initial engineering design studies, subsea trees, control systems, manifolds, seabed template systems, flowline connection and tie-in systems, installation and workover tools, and subsea wellheads. In order to provide these systems and services, we utilize engineering, project management, global procurement, manufacturing, assembly and testing capabilities. Further, we provide service technicians for installation assistance and field support for commissioning, intervention and maintenance of our subsea systems throughout the life of the oilfield. Additionally, we provide tools such as our riserless light well intervention system for certain well workover and intervention tasks.

Surface Production Systems. In addition to our subsea systems we provide a full range of surface wellheads and production systems for both standard service and critical service applications. Surface production systems, or trees, are used to control and regulate the flow of oil and gas from the well. Our surface products and systems are used worldwide on both land and offshore platforms and can be used in difficult climatic conditions, such as arctic cold or desert high temperatures. We support our customers through leading engineering, manufacturing, field installation support, and aftermarket services. Surface products and systems represented approximately 14%, 16% and 16% of our consolidated revenues in 2008, 2007 and 2006, respectively.

Separation Systems. We design and manufacture systems that separate production flows from wells into oil, gas and water. Our separation technology improves upon conventional separation technologies by moving the flow in a spiral, spinning motion. This causes the elements of the flow stream to separate more efficiently. These systems are currently capable of operating onshore or offshore and subsea began successful operation in 2007.

Status of Product Development

We continue to advance the development of subsea separation processing technologies. Subsea processing is an emerging technology in the industry, which we believe offers considerable benefits to the oil and gas producer, enabling a more rapid and cost-efficient approach to separation. If separation is performed on the seabed, the hydrostatic pressure of the fluid going from the seabed to the surface is reduced, allowing the well to flow more efficiently, accelerating production and enabling higher recoveries from the subsea reservoir. Also, it can significantly reduce the capital investment required for floating vessels or platforms, since the integration of processing capabilities will not be required. We introduced this technology commercially with StatoilHydro's Tordis field in the North Sea during 2007. We continue to advance our in-line separation technology, leveraging our patented products for gas, liquid and sand separation. These in-line technologies enable operators to achieve complete phase separation by using pipe segments and cyclonic technology instead of using conventional technology that requires several large vessels to do the same job. Inline separators will be a cost-effective option in a number of surface and subsea applications, requiring only 20% of the weight and space required by most conventional separator systems.

Another subsea processing technology we believe will serve this industry in the future is gas compression in subsea applications. Subsea gas compression allows the operator to maintain gas production as the reservoir pressure declines. It also boosts gas pressure and allows for transportation of the gas to shore without the need for surface facilities. We are currently developing subsea control systems for gas compression suitable for large pressure ratios and volume flow.

As the rapidly growing installed base of subsea wells matures and requires maintenance similar to those on land, we believe using wireline or coiled tubing to access the downhole portion of the well will require riserless well servicing equipment that can be deployed from a small vessel. We have developed and deployed a wireline-based system that is currently working in the North Sea, and are in the process of developing two more advanced units that will go into operation in 2009.

Much of the subsea activity today is taking place in deeper waters, requiring major enhancements of our existing technologies to increase the performance of our equipment and the value of our systems to our customers in these challenging environments. For this purpose we have developed an Enhanced Vertical Deepwater Tree (EVDT) system, which includes technologically advanced controls and communications capable of installation and operation in water depths up to 10,000 feet and with well bore pressures up to 10,000 psi. The system has been designed to minimize installation and operating costs borne by the operator, and provide a highly reliable fixture on the seabed to control the flow of hydrocarbons from the well. The first EVDT units were installed in Brazil for Shell's BC-10 field and in the Gulf of Mexico for Shell's Perdido field during 2008. One EVDT unit in the Perdido field was installed at a water depth of 9,356 feet, or 2,852 meters, setting the world record for the deepest subsea tree installation.

Capital Intensity

Most of the systems and products that we supply for subsea applications are highly engineered to meet the unique demands of our customers and are typically ordered one or two years prior to installation. We commonly receive advance and progress payments from our customers in order to fund initial development and our working capital requirements. In addition, due to factors such as higher engineering content and our manufacturing strategy of outsourcing certain low value-added manufacturing activities, we believe that our Energy Production Systems business is less capital intensive than our competitors' businesses.

Dependence on Key Customers

Generally, our customers in this segment are major integrated oil or exploration and production companies.

With our integrated systems for subsea production, we have aggressively pursued alliances with oil and gas companies that are actively engaged in the subsea development of crude oil and natural gas. Development of subsea fields, particularly in deepwater environments, involves substantial capital investments by our customers. Our customers have sought the security of alliances with us to ensure timely and cost-effective delivery of subsea and other energy-related systems that provide an integrated solution to their needs. Our alliances establish important ongoing relationships with our customers. While our alliances do not always contractually commit our customers to purchase our systems and services, they have historically led to, and we expect that they will continue to result in such purchases. For instance, we have an alliance of this type with StatoilHydro. In 2008, we generated approximately 19% of our consolidated revenues from StatoilHydro.

The loss of one or more of our significant oil and gas company customers could have a material adverse effect on our Energy Production Systems business segment.

Competition

Energy Production Systems competes with other companies that supply subsea systems, surface production equipment, and separation systems, and with smaller companies that are focused on a specific application, technology or geographical niche in which we operate. Companies such as Cameron International Corporation, GE Vetco Gray, Aker Solutions, and Wood Group compete with us in the marketplace across our various product lines.

Some of the factors on which we compete include reliability, cost-effective technology, execution and delivery. Our competitive strengths include our intellectual capital, experience base and breadth of technologies and products that enable us to design a unique solution for our customers' project requirements while incorporating standardized components to contain costs. We have a strong presence in all of the major producing basins. Our deepwater expertise, experience and technology help us to maintain a leadership position in subsea systems.

Energy Processing Systems

Energy Processing Systems designs, manufactures and supplies technologically advanced high pressure valves and fittings for oilfield service customers. We also manufacture and supply liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products. We sell to the end user through authorized representatives, distributor networks and our own technical sales organization. The segment's products include fluid control, measurement solutions, loading systems, material handling systems and blending and transfer systems. Energy Processing Systems revenue comprised approximately 19%, 21% and 23% of our consolidated revenue in 2008, 2007 and 2006, respectively.

Principal Products and Services

Fluid Control. We design and manufacture flowline products, under the WECO®/Chiksan® trademarks, and pumps and valves used in well completion and stimulation activities by major oilfield service companies, such as Schlumberger Limited, BJ Services Company, Halliburton Company and Weatherford International Ltd.

Our flowline products are used in equipment that pumps corrosive and/or erosive fluid into a well during the well construction or stimulation process. Our reciprocating pump product line includes duplex, triplex and quintuplex pumps utilized in a variety of applications. The performance of this business typically rises and falls with variations in the active rig count throughout the world.

Measurement Solutions Systems. Our measurement systems provide solutions for use in custody transfer of crude oil, natural gas and refined products. We combine advanced measurement technology with state-of-the-art electronics and supervisory control systems to provide the measurement of both liquids and gases for purposes of verifying ownership and determining revenue and tax obligations. Our Smith Meter product lines are well-established in the industry.

Loading Systems. We provide land and marine-based fluid loading and transfer systems primarily to the oil and gas industry. Our systems are capable of loading and offloading marine vessels transporting a wide range of fluids, such as crude oil, liquefied natural gas and refined products. While these systems are typically constructed on a fixed jetty platform, we have also developed advanced loading systems that can be mounted on a vessel or structure to facilitate ship-to-ship or tandem loading and offloading operations in open seas or exposed locations.

Material Handling Systems. We provide material handling systems, including bulk conveying systems to the power generation industry. We provide innovative solutions for conveying, feeding, screening and orienting bulk product for customers in diverse industries. Our process, engineering, mechanical design and project management expertise enable us to execute these projects on a turnkey basis.

Blending and Transfer Systems. We provide engineering, design and construction management services in connection with the application of blending technology, process controls and automation for manufacturers in the lubricant, petroleum, additive, fuel and chemical industries.

Dependence on Key Customers

No single Energy Processing Systems customer accounts for more than 10% of our annual consolidated revenue.

Competition

Energy Processing Systems currently has the first or second largest market share for its primary products and services. Some of the factors upon which we compete include technological innovation, reliability and product quality. Energy Processing Systems competes with a number of companies primarily in the gas and liquid custody transfer, high-pressure pumping services, and fluid loading and transfer systems industries.

OTHER BUSINESS INFORMATION RELEVANT TO OUR BUSINESS SEGMENTS

Order Backlog

Information regarding order backlog is incorporated herein by reference from the section entitled "Inbound Orders and Order Backlog" in Item 7 of this Annual Report on Form 10-K.

Sources and Availability of Raw Materials

Our business segments purchase carbon steel, stainless steel, aluminum and steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe the available supplies of raw materials are adequate to meet our needs.

Research and Development

We are engaged in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. A large part of our product development spending in the past has focused on the standardization of our subsea and surface product lines. With standardized products, we can minimize engineering content, improve inventory utilization, and reduce cost through value engineering. Additional financial information about Company-sponsored research and development activities is incorporated herein by reference from Note 19 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Patents, Trademarks and Other Intellectual Property

We own a number of U.S. and foreign patents, trademarks and licenses that are cumulatively important to our businesses. As part of our ongoing research and development, we seek patents when appropriate for new products and product improvements. We have approximately 900 issued patents and pending patent applications worldwide. Further, we license intellectual property rights to or from third parties. We also own numerous U.S. and foreign trademarks and trade names and have approximately 300 registrations and pending applications in the United States and abroad.

We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. We do not believe, however, that the loss of any one patent, trademark, or license or group of related patents, trademarks, or licenses would have a material adverse effect on our overall business.

Employees

As of December 31, 2008, we had approximately 9,800 full-time employees; approximately 2,800 in the United States and 7,000 in non-U.S. locations. A small percentage of our U.S. employees are represented by labor unions.

Financial Information about Geographic Areas

The majority of our consolidated revenue and segment operating profit are generated in markets outside of the United States. Energy Production Systems and Energy Processing Systems revenue is dependent upon worldwide oil and gas exploration and production activity. Financial information about geographic areas is incorporated herein by reference from Note 19 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Important risk factors that could impact our ability to achieve our anticipated operating results and growth plan goals are presented below. The following risk factors should be read in conjunction with discussions of our business and the factors affecting our business located elsewhere in this Annual Report on Form 10-K and in our other filings with the SEC.

INDUSTRY-RELATED RISKS

- **Demand for the systems and services provided by our businesses depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.**

We are substantially dependent on conditions in the oil and gas industry and that industry's willingness and ability to spend capital on the exploration for and development of crude oil and natural gas. Any substantial or extended decline in these expenditures may result in the reduced discovery and development of new reserves of oil and gas and the reduced exploitation of existing wells, which could adversely affect demand for our systems and services. The level of spending is generally dependent on current and anticipated crude oil and natural gas prices, which have been volatile in the past.

- **The industries in which we operate or have operated expose us to potential liabilities arising out of the installation or use of our systems that could adversely affect our financial condition.**

We operate in an industry that is subject to equipment defects, malfunctions and failures, equipment misuse and natural disasters, the occurrence of which may result in uncontrollable flows of gas or well fluids, fires and explosions. Although we have obtained insurance against many of these risks, we cannot assure that our insurance will be adequate to cover our liabilities. Further, we cannot assure that insurance will generally be available in the future or, if available, that premiums will be commercially justifiable. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations or financial condition could be materially adversely affected.

- **Our customers' industries are undergoing continuing consolidation that may impact our results of operations.**

Some of our largest customers have consolidated and are using their size and purchasing power to achieve economies of scale and pricing concessions. This consolidation may result in reduced capital spending by such customers or the acquisition of one or more of our other primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to any customer that has consolidated or replace that revenue with increased business activities with other customers. As a result, this consolidation activity could have a significant negative impact on our results of operations or financial condition. We are unable to predict what effect consolidations in the industries may have on prices, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

- **Our operations and the industries in which we operate are subject to a variety of U.S. and international laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.**

We depend on the demand for our systems and services from oil and gas companies. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry. For example, the adoption of laws and regulations curtailing exploration and development of drilling for crude oil and natural gas in our areas of operation for economic, environmental or other reasons could adversely affect our operations by limiting demand for our systems and services. In light of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction.

In addition, environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future. Because these laws and regulations change frequently, we are unable to predict the cost or impact that they may have on our businesses. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect our operations.

COMPANY-RELATED RISKS

- **Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business could adversely affect our business or results of operations.**

We operate manufacturing facilities in 13 countries outside of the United States, and approximately 76% of our 2008 revenue was generated internationally. Instability and unforeseen changes in the international markets in which we conduct business, including economically and politically volatile areas such as North Africa, West Africa, the Middle East, Latin America and the Asia Pacific region, could cause or contribute to factors that could have an adverse effect on the demand for our systems and services, our financial condition or our results of operations. These factors include:

- foreign currency fluctuations or currency restrictions;
- fluctuations in the interest rate component of forward foreign currency rates;

- nationalization and expropriation;
- potentially burdensome taxation;
- inflationary and recessionary markets, including capital and equity markets;
- civil unrest, labor issues, political instability, terrorist attacks, military activity and wars;
- supply disruptions in key oil producing countries;
- ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;
- seizure of assets;
- trade restrictions, trade protection measures or price controls;
- foreign ownership restrictions;
- import or export licensing requirements;
- restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;
- changes in governmental laws and regulations and the level of enforcement of laws and regulations;
- inability to repatriate income or capital; and
- reductions in the availability of qualified personnel.

Because a significant portion of our revenue is denominated in foreign currencies, changes in exchange rates will produce fluctuations in our costs and earnings, and may also affect the book value of our assets located outside of the U.S. and the amount of our stockholders' equity. Although it is our policy to seek to minimize our currency exposure by engaging in hedging transactions where appropriate, we cannot assure you that our efforts will be successful. To the extent we sell our products and services in foreign markets, currency fluctuations may result in our products and services becoming too expensive for foreign customers.

- **We may lose money on fixed-price contracts.**

As is customary for the business areas in which we operate, we agree to provide products and services under fixed-price contracts. Under these contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected lead times. A fixed-price contract may prohibit our ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel) through increased pricing. Depending on the size of a project, variations from estimated contract performance could have a significant impact on our operating results.

- **Due to the types of contracts we enter into, the cumulative loss of several major contracts or alliances may have an adverse effect on our results of operations.**

We often enter into large, long-term contracts and leases that, collectively, represent a significant portion of our revenue. These agreements, if terminated or breached, may have a larger impact on our operating results or our financial condition than shorter-term contracts due to the value at risk. If we were to lose several key alliances or agreements over a relatively short period of time we could experience a significant adverse impact on our financial condition or results of operations.

- **Our businesses are dependent on the continuing services of certain of our key managers and employees.**

We depend on our senior executive officers and other key personnel. The loss of any of these officers or key management could adversely impact our business if we are unable to implement key strategies or transactions in their absence. In addition, competition for qualified employees among companies that rely heavily on engineering and technology (as we do) is intense. The loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products and services.

- **Increased costs of raw materials and other components may result in increased operating expenses and adversely affect our results of operations and cash flows.**

Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our wide variety of products and systems. Unexpected changes in the size and timing of regional and/or product markets, particularly for short lead-time products, could affect our results of operations and our cash flows.

- **Our success depends on our ability to implement new technologies and services.**

Our success depends on the ongoing development and implementation of new product designs and improvements, and on our ability to protect and maintain critical intellectual property assets related to these developments. If we are not able to obtain patent or other protection of our technology, we may not be able to continue to develop systems, services and technologies to meet evolving industry requirements, and if so, at prices acceptable to our customers.

Some of our competitors are large national and multinational companies that may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do. Moreover, some of our competitors operate in narrow business areas, allowing them to concentrate their research and development efforts directly on products and services for those areas. If we are unable to compete effectively given these risks, our business, results of operations and financial condition could be adversely affected.

- **Our inability to deliver our backlog on time could affect our future sales and profitability and our relationships with our customers.**

Many of the contracts we enter into with our customers require long manufacturing lead times and may contain penalty clauses relating to on-time delivery. A failure by us to deliver in accordance with customer expectations could subject us to financial penalties and may result in damage to existing customer relationships. Additionally, we include within our earnings guidance to the financial markets our expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance and thus cause adverse changes in the market price of our outstanding common stock.

- **Our businesses are subject to a variety of governmental regulation.**

We are exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, health and safety, labor and employment, import/export control, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, change frequently and have tended to become more stringent over time. In the event the scope of these laws and regulations expand in the future, the incremental cost of compliance could adversely impact our financial condition, results of operations or cash flows.

- **Many of our customers' activity levels and spending for our products and services may be affected by the current deterioration in the credit markets and significant reductions in commodity prices.**

The recent worldwide shortage of liquidity and credit to fund industrial business operations, combined with substantial losses in worldwide equity markets, could lead to an extended global economic recession. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. Recently, there has been a significant decline in the credit markets and the availability of credit. Additionally, many of our customers' equity values have substantially declined. The combination of a reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in our customers' spending for our products and services. During the second half of 2008, and now continuing into 2009, crude oil prices have dropped substantially. An extended worldwide economic recession could lead to further reductions in worldwide demand for energy and thus lower oil and natural gas prices. Any prolonged reduction in oil and natural gas prices is likely to depress short-term exploration, development and production and expenditure levels. Oil and gas company perceptions of longer-term lower oil and natural gas prices may reduce or defer major expenditures on long-term, large scale development projects. Lower levels of oil and gas industry activity and expenditure levels could result in a decline in demand for our systems and services and could have an adverse effect on our revenue and profitability. These same factors may result in our customers' inability to fulfill their contractual obligations to us.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our executive offices in Houston, Texas. We operate 19 manufacturing facilities in 14 countries.

We believe our properties and facilities meet present requirements and are in good operating condition and that each of our significant manufacturing facilities is operating at a level consistent with the requirements of the industry in which it operates.

The significant production properties for the Energy Production Systems operations currently are:

Location	Square Feet (approximate)	Leased or Owned
United States:		
Houston, Texas	390,000	Leased
Oklahoma City, Oklahoma	31,000	Leased
International:		
*Kongsberg, Norway	657,000	Leased
Rio de Janeiro, Brazil	517,000	Owned
Nusajaya, Malaysia	392,000	Owned
Singapore	263,000	Owned
*Sens, France	185,000	Owned
Dunfermline, Scotland	162,000	Owned
Pasir Gudang, Malaysia	116,000	Leased
Maracaibo, Venezuela	60,000	Owned
Edmonton, Canada	57,000	Leased
Jakarta, Indonesia	44,000	Owned
Collecchio, Italy	34,000	Leased
Arnhem, The Netherlands	26,000	Owned

* These facilities are production properties for both Energy Production Systems and Energy Processing Systems.

The significant production properties for the Energy Processing Systems operations currently are:

Location	Square Feet (approximate)	Leased or Owned
United States:		
Tupelo, Mississippi	330,000	Owned
Stephenville, Texas	300,000	Owned
Erie, Pennsylvania	240,000	Owned
International:		
Ellerbek, Germany	200,000	Owned
Changshu, China	64,000	Leased

ITEM 3. LEGAL PROCEEDINGS

We are the named defendant in a number of lawsuits; however, while the results of litigation cannot be predicted with certainty, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2008.

Pursuant to General Instruction G(3), the information regarding our executive officers called for by Item 401(b) of Regulation S-K is hereby included in Part I of this Form 10-K.

Executive Officers of the Registrant

The executive officers of FMC Technologies, together with the offices currently held by them, their business experience and their ages as of February 27, 2009, are as follows:

Name	Age	Office, year of election and other information for past five years
Peter D. Kinnear	61	Chairman, President and Chief Executive Officer (2008); President and Chief Executive Officer (2007); President and Chief Operating Officer (2006); Executive Vice President (2004); Vice President (2001)
William H. Schumann, III	58	Executive Vice President and Chief Financial Officer (2007); Senior Vice President and Chief Financial Officer (2001); Treasurer (2002-2004)
John T. Gremp	57	Executive Vice President—Energy Systems (2007); Vice President and Group Manager—Energy Production (2004), General Manager (2002)
Tore H. Halvorsen	54	Senior Vice President—Global Subsea Production Systems (2007); Vice President—Subsea Systems Eastern Hemisphere (2004); Managing Director of FMC Kongsberg Subsea AS (1994)
Robert L. Potter	58	Senior Vice President—Energy Processing and Global Surface Wellhead (2007); Vice President—Energy Processing Systems (2001)
Jeffrey W. Carr	52	Vice President, General Counsel and Secretary (2001)
Maryann T. Seaman	46	Vice President, Administration (2007); Director of Investor Relations and Corporate Development (2003)
Jay A. Nutt	45	Corporate Controller (2008); Controller—Energy Systems (2007); Controller—Energy Production Systems (2001)

No family relationships exist among any of the above-listed officers, and there are no arrangements or understandings between any of the above-listed officers and any other person pursuant to which they serve as an officer. During the past five years, none of the above-listed officers have been involved in any legal proceedings as defined in Item 401(f) of Regulation S-K. All officers are elected to hold office until their successors are elected and qualified.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the New York Stock Exchange under the symbol FTI. Market information with respect to our common stock is incorporated herein by reference from Note 20 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As of February 20, 2009, there were 4,535 holders of record of FMC Technologies' common stock. On February 20, 2009, the last reported sales price of our common stock on the New York Stock Exchange was $26.29.

We have not declared or paid cash dividends in 2008 or 2007, and we do not currently have a plan to pay cash dividends in the future.

On July 18, 2007, we announced that our Board of Directors approved a two-for-one stock split in the form of a stock dividend that was paid on August 31, 2007 to shareholders of record as of August 17, 2007.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses. On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend to our shareholders. We distributed 0.216 shares of JBT common stock for every share of our stock outstanding as of the close of business on July 22, 2008. We did not retain any shares of JBT common stock.

As of December 31, 2008, our securities authorized for issuance under equity compensation plans were as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	813,610[(1)]	$10.14	15,769,541[(2)]
Equity compensations plans not approved by security holders	—	—	—
Total	813,610[(1)]	$10.14	15,769,541[(2)]

(1) The table includes the number of shares that may be issued upon the exercise of outstanding options to purchase shares of FMC Technologies Common Stock under the Amended and Restated FMC Technologies Incentive Compensation and Stock Plan (the "Plan"). The table does not include shares of restricted stock that have been awarded under the Plan but which have not yet vested.

(2) The table includes shares available for future issuance under the Plan, excluding the shares quantified in the first column. This number includes 2,790,112 shares available for issuance for nonvested stock awards that vest after December 31, 2008.

We had no unregistered sales of equity securities during the three months ended December 31, 2008. The following table summarizes repurchases of our common stock during the three months ended December 31, 2008.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased [a]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b) (c)	Maximum Number of Shares that may yet be Purchased under the Plans or Programs (b) (c)
October 1, 2008 – October 31, 2008	3,400	$37.46	—	9,684,846
November 1, 2008 – November 30, 2008	19,200	$25.62	—	9,684,846
December 1, 2008 – December 31, 2008	3,490	$23.34	—	9,684,846
Total	26,090	$26.85	—	9,684,846

(a) Represents zero shares of common stock repurchased and held in treasury and 26,090 shares of common stock purchased and held in an employee benefit trust established for the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan. In addition to these shares purchased on the open market, we sold 20,830 shares of registered common stock held in this trust, as directed by the beneficiaries, during the three months ended December 31, 2008.

(b) In 2005, we announced a repurchase plan approved by our Board of Directors authorizing the repurchase of up to two million shares of our outstanding common stock through open market purchases. The Board of Directors has authorized extensions of this program adding five million shares in February 2006 and eight million shares in February 2007 for a total of fifteen million shares of common stock authorized for repurchase. As a result of the two-for-one stock split on August 31, 2007, the authorization was increased to 30 million shares.

(c) On July 12, 2008, the Board of Directors authorized the repurchase of $95.0 million of shares of our outstanding common stock in addition to the maximum number of shares remaining for purchase under our previously authorized plans. We completed the purchase under the $95.0 million authorized plan in September 2008. Total shares of common stock purchased were 1,810,010. These shares have been reflected in the maximum number of shares that may yet be purchased under the plans or programs calculation.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG FMC TECHNOLOGIES, INC., S&P 500 INDEX AND PEER GROUP INDEX


DOLLARS
550
500
450
400
350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008
FMC TECHNOLOGIES, INC.
PHLX OIL SERVICE SECTOR INDEX
S&P 500

ASSUMES $100 INVESTED ON DEC. 31, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

The chart compares the percentage change in the cumulative stockholder return on our common stock against the cumulative total return of the Philadelphia Oil Service Sector Index (OSX) and the S&P Composite 500 Stock Index. The comparison is for a period beginning December 31, 2003 and ending December 31, 2008. The chart assumes the investment of $100 on December 31, 2003 and the reinvestment of all dividends, including the reinvestment of the JBT stock dividend paid to our shareholders.

	2003	2004	2005	2006	2007	2008
FMC TECHNOLOGIES, INC.	$100	$138	$184	$265	$487	$215
OSX	$100	$135	$203	$232	$340	$138
S&P 500	$100	$111	$116	$135	$142	$ 90

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data derived from our audited financial statements. Audited financial statements for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 are included elsewhere in this report. We have reclassified the results of operations of our FoodTech and Airport Systems businesses and Floating Systems business to income from discontinued operations.

(In millions, except per share data) **Years ended December 31**	2008	2007	2006	2005	2004
Revenue:					
Energy Production Systems	$3,670.7	$2,882.2	$2,249.5	$1,770.5	$1,270.1
Energy Processing Systems	883.2	767.7	672.3	521.8	493.3
Other revenue (1) and intercompany eliminations	(3.0)	(1.0)	(6.4)	(9.9)	(17.6)
Total revenue	$4,550.9	$3,648.9	$2,915.4	$2,282.4	$1,745.8
Cost of sales (1) (2)	$3,623.1	$2,921.9	$2,370.0	$1,858.5	$1,429.5
Goodwill impairment	—	—	—	—	6.5
Selling, general and administrative expense	351.7	310.6	271.0	228.7	208.8
Research and development expense	45.3	40.8	33.0	29.2	27.5
Total costs and expenses	4,020.1	3,273.3	2,674.0	2,116.4	1,672.3
Other income (expense), net (2)	(23.0)	29.9	(7.0)	(6.3)	3.5
Minority interests	(1.4)	(1.1)	(2.5)	(3.5)	0.1
Income from continuing operations before net interest expense and income taxes	506.4	404.4	231.9	156.2	77.1
Net interest expense	(1.5)	(9.3)	(6.7)	(5.4)	(6.9)
Income from continuing operations before income taxes	504.9	395.1	225.2	150.8	70.2
Provision for income taxes	152.0	134.5	62.7	56.9	8.0
Income from continuing operations	352.9	260.6	162.5	93.9	62.2
Income from discontinued operations, net of income taxes	8.4	42.2	113.8	12.2	54.5
Net income	$ 361.3	$ 302.8	$ 276.3	$ 106.1	$ 116.7

(In millions, except per share data) **Years ended December 31**	2008	2007	2006	2005	2004
Diluted earnings per share:					
Income from continuing operations	$ 2.72	$ 1.95	$ 1.16	$ 0.66	$ 0.45
Diluted earnings per share	$ 2.78	$ 2.26	$ 1.97	$ 0.75	$ 0.84
Diluted weighted average shares outstanding	129.7	133.8	140.3	141.6	138.6
Common stock price range:					
High	$ 80.86	$ 66.86	$ 35.67	$ 21.89	$ 17.25
Low	$ 20.34	$ 27.76	$ 22.50	$ 14.53	$ 10.99
Cash dividends declared	$ —	$ —	$ —	$ —	$ —

As of December 31	2008	2007	2006	2005	2004
Balance sheet data:					
Total assets	$3,586.3	$3,211.1	$2,487.8	$2,095.6	$1,893.9
Net (debt) cash (3)	$ (154.9)	$ 0.2	$ (138.9)	$ (103.0)	$ (39.0)
Long-term debt, less current portion	$ 472.0	$ 112.2	$ 212.6	$ 252.6	$ 160.4
Stockholders' equity	$ 696.5	$1,021.7	$ 886.0	$ 699.5	$ 662.2

Years ended December 31	2008	2007	2006	2005	2004
Other financial information:					
Capital expenditures	$ 165.0	$ 179.6	$ 115.6	$ 69.9	$ 26.9
Cash flows provided by operating activities of continuing operations	$ 261.7	$ 542.8	$ 51.7	$ (79.0)	$ 167.6
Segment operating capital employed (4)	$1,160.1	$ 920.6	$ 964.6	$ 657.5	$ 484.7
Order backlog (5)	$3,651.2	$4,490.7	$2,332.0	$1,662.4	$1,270.4

(1) We classified unrealized gains related to unexecuted sales contracts of $7.4 million for the year ended December 31, 2007 from cost of sales to revenue on the consolidated statements of income.

(2) We reclassified net discontinued gains on the disposal of assets of $1.1 million for the year ended December 31, 2006 from cost of sales to other income (expense), net on the consolidated statements of income.

(3) Net (debt) cash consists of short-term debt, long-term debt and the current portion of long-term debt less cash and cash equivalents. Net (debt) cash is a non-GAAP measure that management uses to evaluate our capital structure and financial leverage. See Liquidity and Capital Resources in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional discussion of net (debt) cash.

(4) We view segment operating capital employed, which consists of assets, net of liabilities, as the primary measure of segment capital. Segment operating capital employed excludes corporate debt facilities and certain investments, pension liabilities, deferred and currently payable income taxes and LIFO inventory reserves.

(5) Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Regarding Forward-Looking Statements

Statement under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995: FMC Technologies, Inc. and its representatives may from time to time make written or oral statements that are "forward-looking" and provide information that is not historical in nature, including statements that are or will be contained in this report, the notes to our consolidated financial statements, our other filings with the Securities and Exchange Commission, our press releases and conference call presentations and our other communications to our stockholders. These statements involve known and unknown risks, uncertainties and other factors that may be outside of our control and may cause actual results to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, those described under Risk Factors in Item 1A of this Annual Report on Form 10-K.

In some cases, forward-looking statements can be identified by such words or phrases as "will likely result," "is confident that," "expects," "should," "could," "may," "will continue to," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. Such forward-looking statements are based on our current views and assumptions regarding future events, future business conditions and our outlook based on currently available information. We wish to caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date made and involve judgments.

Executive Overview

We design, manufacture and service sophisticated machinery and systems for customers in the energy industry. We have manufacturing operations worldwide strategically located to facilitate delivery of our products and services to our customers. Our operations are aggregated into two reportable segments: Energy Production Systems and Energy Processing Systems. We focus on economic and industry-specific drivers and key risk factors affecting our business segments as we formulate our strategic plans and make decisions related to allocating capital and human resources. The following discussion provides examples of the kinds of economic and industry factors and key risks that we consider.

The results of our businesses are primarily driven by changes in exploration and production spending by oil and gas companies, which in part depend upon current and anticipated future crude oil and natural gas demand, production volumes, and consequently prices. Our Energy Production Systems business is affected by trends in land and offshore oil and natural gas production, including shallow and deepwater development. Our Energy Processing Systems business results reflect spending by oilfield service companies and engineering construction companies for equipment and systems that facilitate the flow, measurement and transportation of crude oil and natural gas. We use crude oil and natural gas prices as an indicator of demand. In the past year, oil and natural gas prices reached all-time highs, creating incentives for increased investment by exploration and production companies in the energy industry. Crude oil and natural gas prices have receded from their high levels due to, among other factors, contraction in global energy demand and consequently production volume is declining to match demand. The level of production activity worldwide influences spending decisions, and we use rig count as an additional indicator of demand.

We also focus on key risk factors when determining our overall strategy and making decisions for allocating capital. These factors include risks associated with the global economic outlook, product obsolescence, and the competitive environment. We address these risks in our business strategies, which incorporate continuing development of leading edge technologies, cultivating strong customer relationships, and growing our energy business.

In 2008 we expanded our portfolio of technology offerings through the purchase of a 45% interest in Schilling Robotics, LLC ("Schilling") and further positioned the company for future growth. Schilling is a California-based manufacturer of remotely operated vehicles (ROVs), manipulator systems and other high-technology equipment used in subsea oil and gas exploration.

We have developed close working relationships with our customers in our business segments. Our Energy Production Systems business results reflect our ability to build long-term alliances with oil and natural gas companies that are actively engaged in offshore deepwater development, and provide solutions to their needs in a timely and cost-effective manner. We have formed similar collaborative relationships with oilfield service companies in Energy Processing Systems. We believe that by working closely with our customers we enhance our competitive advantage, strengthen our market positions and improve our results.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses. On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend to our shareholders. We distributed 0.216 shares of JBT common stock for every share of our stock outstanding as of the close of business on July 22, 2008. We did not retain any shares of JBT common stock. JBT is now an independent public company traded on the New York Stock Exchange (symbol JBT). The results of JBT have been reported as discontinued operations for all periods presented.

Prior to the spin-off, we received necessary regulatory approvals, including a private letter ruling from the IRS regarding the tax-free status of the transaction for U.S. federal income tax purposes and a declaration of effectiveness from the SEC for JBT's registration statement on Form 10. For additional information related to the spin-off of JBT, see Note 3 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

As we evaluate our operating results, we view our business segments by product line and consider performance indicators like segment revenues, operating profit and capital employed, in addition to the level of inbound orders and order backlog. A significant and growing proportion of our revenues are recognized under the percentage of completion method of accounting. Our payments for such arrangements are generally received according to milestones achieved under stated contract terms. Consequently, the timing of revenue recognition is not always highly correlated with the timing of customer payments. We may structure our contracts to receive advance payments which we may use to fund engineering efforts and inventory purchases. Working capital (excluding cash) and net debt are therefore key performance indicators of cash flows.

In our segments, we serve customers from around the world. During 2008, approximately 76% of our total sales were to non-U.S. locations. We evaluate international markets and pursue opportunities that fit our technological capabilities and strategies. For example, we have targeted opportunities in West Africa, Brazil and the Asia Pacific region because of the expected offshore drilling potential in those regions.

CONSOLIDATED RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

($ in millions)	Year Ended December 31,			Change			
	2008	2007	2006	2008 vs. 2007		2007 vs. 2006	
Revenue	$4,550.9	$3,648.9	$2,915.4	$902.0	25%	$733.5	25%
Costs and expenses:							
Cost of sales	3,623.1	2,921.9	2,370.0	701.2	24	551.9	23
Selling, general and administrative expense	351.7	310.6	271.0	41.1	13	39.6	15
Research and development expense	45.3	40.8	33.0	4.5	11	7.8	24
Total costs and expenses	4,020.1	3,273.3	2,674.0	746.8	23	599.3	22
Other income (expense), net	(23.0)	29.9	(7.0)	(52.9)	*	36.9	*
Minority interests	(1.4)	(1.1)	(2.5)	(0.3)	27	1.4	56
Net interest expense	(1.5)	(9.3)	(6.7)	7.8	84	(2.6)	39
Income before income taxes	504.9	395.1	225.2	109.8	28	169.9	75
Provision for income taxes	152.0	134.5	62.7	17.5	13	71.8	115
Income from continuing operations	352.9	260.6	162.5	92.3	35	98.1	60
Income from discontinued operations, net of income taxes	8.4	42.2	113.8	(33.8)	*	(71.6)	*
Net income	$ 361.3	$ 302.8	$ 276.3	$ 58.5	19%	$ 26.5	10%

* Not meaningful

2008 Compared With 2007

Our total revenue for the year ended December 31, 2008 reflects growth in both business segments compared to the prior year. Our Energy Production Systems businesses provided $788.5 million of the $902.0 million increase. We benefited from high demand for equipment and systems during 2007, especially subsea systems, used in major oil and gas producing regions throughout the world. The favorable market conditions during 2007 produced a strong backlog position at December 31, 2007 and subsequently, higher revenues for the year ended December 31, 2008 compared to the year ended December 31, 2007. Energy Processing Systems revenues grew by $115.5 million from the prior year primarily reflecting continued infrastructure investment related to metering systems and coal-fired power generation.

Gross profit (revenue less cost of sales) increased $200.8 million, and as a percentage of sales from 19.9% in 2007 to 20.4% in 2008. The increase was primarily attributable to higher sales volume and to a lesser extent, higher margins in our Energy Production businesses, reflecting more complex subsea projects.

Selling, general and administrative ("SG&A") expense for 2008 increased compared to 2007 but declined as a percentage of sales from 8.5% in 2007 to 7.7% in 2008 as we continue to leverage our SG&A spending. The majority of our increased SG&A spending in 2008 was for Energy Production Systems relating to increased sales volumes.

We increased our research and development activities in 2008 as we advance new technologies pertaining to subsea processing capabilities.

Other income (expense), net, reflected non-operating losses of $15.7 million and gains of $27.9 million on foreign currency derivative instruments, for which hedge accounting is not applied, for the years ended December 31, 2008 and 2007, respectively. Additionally, we had $7.3 million in compensation expense during the 2008 year associated with investments held in an employee benefit trust for our non-qualified deferred compensation plan. Further discussion of our derivative instruments is incorporated herein by reference from Note 14 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Net interest expense was lower in 2008, reflective of lower average debt levels and lower borrowing costs during 2008.

Our provision for income taxes reflected an effective tax rate of 30.1% in 2008. In 2007, our effective tax rate was 34.0%. The decrease in the effective rate in 2008 is primarily related to country mix of earnings. The difference between the effective tax rate and the statutory U.S. federal income tax related primarily to differing foreign and state tax rates.

Discontinued Operations

Income from discontinued operations, net of income taxes, for the year ended December 31, 2008 primarily reflects $25.7 million, net of tax, in operating results of JBT for the seven months ended July 31, 2008, partially offset by $17.8 million, net of tax, of expenses related to the spin-off of JBT. These expenses consist primarily of non-deductible legal, accounting and professional fees to complete the spin-off.

Outlook for 2009

We estimate that our full-year 2009 diluted earnings per share will be within the range of $2.40 to $2.65. The section entitled "Operating Results of Business Segments" provides further discussion of our 2009 outlook.

2007 Compared With 2006

Our total revenue in 2007 reflects double-digit percentage growth over 2006 in both of our business segments. Energy Production Systems generated the highest dollar increase of $632.7 million and the highest growth rate of 28%. We entered the year with a large backlog resulting from high demand for equipment and systems in 2005 and 2006, especially subsea systems, used in the major oil and gas producing regions throughout the world. During 2007, oil and gas prices remained high relative to historical levels, and land-based drilling activity was stable, which created incentives for investment in the energy industry creating higher demand for our energy systems and services.

Gross profit (revenue less cost of sales) increased $181.6 million, and as a percentage of sales from 18.7% in 2006 to 19.9% in 2007. Higher profits were primarily attributable to higher sales volume of $164.8 million and higher margin in our Energy Production businesses, reflecting more complex subsea projects.

SG&A expense for 2007 increased compared to 2006 but declined as a percentage of sales from 9.3% in 2006 to 8.5% in 2007 as we continue to leverage our SG&A spending. The majority of our increased SG&A spending in 2007 was for Energy Production Systems relating to improved sales volumes.

We increased our research and development activities in 2007 as we advance new technologies pertaining to subsea processing capabilities.

Other income (expense), net, primarily reflected non-operating gains and losses including gains on foreign currency derivative instruments, for which hedge accounting is not applied, and to a lesser extent, gains and losses on assets disposals. Further discussion of our derivative instruments is incorporated herein by reference from Note 14 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Net interest expense was higher in 2007, reflective of higher debt levels on average during 2007.

Our provision for income taxes reflected an effective tax rate of 34.0% in 2007. In 2006, our effective tax rate was 27.8%. The increase in the effective tax rate is primarily attributable to the reversal in 2006 of a $12.2 million valuation allowance on deferred tax assets related to our Brazilian operations.

Discontinued Operations

Income from discontinued operations, net of income taxes, for the year ended December 31, 2007, primarily reflects $39.1 million, net of tax, in operating results of JBT, and a $3.1 million gain, net of tax, on the sale of one of the FoodTech product lines. In 2006, our net income from discontinued operations, net of tax, reflected the operating results of JBT and a gain of $34.8 million, net of tax, on the sale of our Floating Systems business. In addition, we generated profits from the Floating Systems business during 2006, including $15.0 million, or $9.2 million, net of tax, on the favorable resolution of claims on a large contract.

Operating Results of Business Segments

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, interest income and expense associated with corporate debt facilities and investments, income taxes and other expense, net.

The following table summarizes our operating results for the years ended December 31, 2008, 2007 and 2006:

($ in millions)	Year Ended December 31, 2008	2007	2006	Favorable/(Unfavorable) 2008 vs. 2007		2007 vs. 2006	
Revenue							
Energy Production Systems	$3,670.7	$2,882.2	$2,249.5	$788.5	27%	$632.7	28%
Energy Processing Systems	883.2	767.7	672.3	115.5	15	95.4	14
Other revenue and intercompany eliminations	(3.0)	(1.0)	(6.4)	(2.0)	*	5.4	*
Total revenue	$4,550.9	$3,648.9	$2,915.4	$902.0	25%	$733.5	25%
Net income							
Segment operating profit							
Energy Production Systems	$ 420.7	$ 287.9	$ 191.2	$132.8	46%	$ 96.7	51%
Energy Processing Systems	165.5	142.5	100.9	23.0	16	41.6	41
Total segment operating profit	586.2	430.4	292.1	155.8	36	138.3	47
Corporate items:							
Corporate expense	(37.5)	(35.1)	(32.9)	(2.4)	(7)	(2.2)	(7)
Other revenue and other (expense), net	(42.3)	9.1	(27.3)	(51.4)	*	36.4	*
Net interest expense	(1.5)	(9.3)	(6.7)	7.8	84	(2.6)	(39)
Total corporate items	(81.3)	(35.3)	(66.9)	(46.0)	(130)	31.6	47
Income before income taxes	504.9	395.1	225.2	109.8	28	169.9	75
Provision for income taxes	152.0	134.5	62.7	(17.5)	(13)	(71.8)	(115)
Income from continuing operations	352.9	260.6	162.5	92.3	35	98.1	60
Income from discontinued operations, net of income taxes	8.4	42.2	113.8	(33.8)	*	(71.6)	*
Net income	$ 361.3	$ 302.8	$ 276.3	$ 58.5	19%	$ 26.5	10%

* Not meaningful

We report our results of operations in U.S. dollars; however, our earnings are generated in a number of currencies worldwide. We generate a significant amount of revenues, and incur a significant amount of costs, in Norwegian Krone, Brazilian Real, and the Euro, for example. The earnings of subsidiaries functioning in their local currencies are translated into U.S. dollars based upon the average exchange rate for the period, in order to provide worldwide consolidated results. While the U.S. dollar results reported reflect the actual economics of the period reported upon, the variances from prior periods include the impact of translating earnings at different rates.

A summary of the translation impact on our consolidated results follows:

(In millions)	Year ended December 31, 2008	Year ended December 31, 2007
Revenue growth:		
Reported	$902.0	$733.5
Due to translation	$ 92.4	$225.8
Segment operating profit growth:		
Reported	$155.8	$138.3
Due to translation	$ 15.3	$ 17.9

The revenue impacts are primarily reflected in Energy Production Systems—87% and 93% for the years ended December 31, 2008 and 2007, respectively. The operating profit impacts are primarily reflected in Energy Production Systems—84% and 95% for the years ended December 31, 2008 and 2007, respectively. There was no material effect of translation on our comparative results of 2006.

Energy Production Systems

2008 Compared With 2007

Energy Production Systems' revenue was $788.5 million higher for the year ended December 31, 2008 compared to the same period in 2007, which includes approximately $80.5 million related to foreign currency translation. Segment revenue is affected by trends in land and offshore oil and gas exploration and production, including shallow and deepwater development. Higher demand for our products and services in prior periods has resulted in increased project related subsea systems revenue of $3.0 billion for the year ended December 31, 2008 compared to $2.3 billion for the comparable period in 2007. Subsea volumes increased primarily as a result of progress on new and ongoing projects worldwide; notably projects located in the North Sea, in the Gulf of Mexico and offshore Brazil.

Energy Production Systems' operating profit increased by $132.8 million for the year ended 2008 compared to the same period in 2007, which includes approximately $12.9 million related to foreign currency translation. The increase in sales volume accounted for $120.8 million of the profit increase. We achieved approximately $55.1 million in other margin improvements primarily reflective of more complex, and higher margin, subsea projects. Offsetting these profit increases were $38.9 million in increased selling, general and administrative costs resulting from higher staff levels, and $3.4 million in higher costs for research and development of our subsea and surface technologies.

Outlook for 2009

We expect growth in operating profit for Energy Production Systems in 2009 primarily driven by the execution of our backlog of more complex, and higher margin, subsea projects. Inbound orders in 2009 may be negatively impacted by global economic conditions as well as lower oil and gas prices.

2007 Compared With 2006

Energy Production Systems' revenue was $632.7 million higher for the year ended December 31, 2007 compared to the same period in 2006, which includes approximately $200 million related to foreign currency translation. Segment revenue is affected by trends in land and offshore oil and gas exploration and production. Our revenue growth was driven by the trend toward deepwater development. During the year ended December 31, 2007, higher natural gas and crude oil prices created an incentive for increased exploration and production of these commodities thereby driving higher demand for our products and services. Subsea systems' revenue of $2.3 billion increased by $487.4 million in 2007 compared to the same period in 2006. Subsea volumes increased primarily as a result of progress on new and ongoing projects worldwide; notably projects located offshore West Africa, the North Sea, in the Gulf of Mexico and offshore Brazil.

Energy Production Systems' segment operating profit increased by $96.7 million in 2007 compared to the same period in 2006, which includes approximately $17.0 million related to foreign currency translation. The increase in sales volume accounted for $103.5 million of the profit increase. We achieved approximately $23.3 million in other margin improvements primarily reflective of more complex, and higher margin, subsea projects. Offsetting these profit increases were $25.0 million in increased selling, general and administrative costs, mostly higher staff levels, and $8.0 million in higher costs for research and development of our subsea technologies.

Energy Processing Systems

2008 Compared With 2007

Energy Processing Systems' revenue increased $115.5 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase was driven primarily by higher volume in the Measurement Solutions and Material Handling businesses, reflecting continued infrastructure investment related to metering systems and coal-fired power generation.

Energy Processing Systems' operating profit for the year ended December 31, 2008 increased $23.0 million compared to the same period of 2007. Higher product sales volumes contributed $34.5 million of increased operating profit, primarily in the Measurement Solutions and Material Handling businesses, partially offset by an unfavorable product mix, increased headcount related selling and administrative costs, higher commission expense and higher research and development spending in support of improved sales volume.

Outlook for 2009

We expect 2009 to reflect lower revenues and operating profits resulting from declines in oil and gas prices, land based rig count, an uncertain worldwide economic environment and weak credit markets.

2007 Compared With 2006

Energy Processing Systems' revenue increased $95.4 million in 2007 compared to 2006. Energy demand continued to rise in 2007 driving higher oil and gas prices and sustained land-based drilling and fracturing activity. This resulted in higher demand for our fluid control products and our measurement custody transfer products and systems.

Energy Processing Systems' 2007 operating profit increased $41.6 million compared to 2006. Higher volume drove an increase in profits of $33.1 million. Cost reduction efforts and our ability to leverage higher sales volumes led to improved product costs in most of our business units, contributing $9.9 million in increased profits. These savings were partially offset by higher selling, general and administrative costs including higher staff levels and increased commission expense.

Corporate Items

2008 Compared With 2007

Our corporate items reduced earnings by $81.3 million in 2008 compared to $35.3 million in 2007. The increase in expense in 2008 primarily reflects mark-to-market losses on foreign currency forward contracts of $8.7 million in 2008 compared to gains in the prior year of $30.9 million, combined with increased stock-based compensation of $6.5 million and other corporate staff costs of $2.4 million. These costs were partially offset by a $7.8 million decrease in interest expense attributable to reduced borrowing levels and lower interest rates in 2008.

2007 Compared With 2006

Our corporate items reduced earnings by $35.3 million in 2007 compared to $66.9 million in 2006. The decrease in expense in 2007 reflects mark-to-market gains on foreign currency forward contracts of $30.9 million in 2007 compared to losses in the prior year of $9.1 million. Partially offsetting these earnings were higher stock-based compensation of $4.1 million and other corporate staff costs of $2.2 million.

Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the reporting period and the impact of translation on the previous year's backlog. Backlog translation negatively affected orders by $593.1 million in the year ended December 31, 2008 and positively affected orders by $290.2 million in the comparable period of 2007.

(In millions)	Inbound Orders Year Ended December 31, 2008	2007
Energy Production Systems	$2,853.2	$5,017.0
Energy Processing Systems	865.9	792.3
Intercompany eliminations	(7.6)	(1.7)
Total inbound orders	$3,711.5	$5,807.6

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders at the reporting date.

(In millions)	Order Backlog December 31, 2008	2007
Energy Production Systems	$3,345.0	$4,162.5
Energy Processing Systems	313.2	330.5
Intercompany eliminations	(7.0)	(2.3)
Total order backlog	$3,651.2	$4,490.7

Energy Productions Systems' order backlog at December 31, 2008 declined by $817.5 million compared to the prior year period, due primarily to the impact of foreign currency translation. The 2007 backlog included the following significant subsea projects: Total Pazflor, StatoilHydro Ormen Lange Phase II and Vega, Woodside Pluto, Shell Gumusut and Petrobras Cascade and Mexilhao. Backlog of $3.3 billion at December 31, 2008 includes the same projects mentioned above plus orders from BP for its Block 18 field, StatoilHydro for its Heidrun North project, as well as additional tree sales for existing projects. We expect to convert approximately 70% of backlog into revenue during 2009.

Energy Processing Systems' order backlog at December 31, 2008 decreased 5% compared to December 31, 2007, primarily due to the timing of completion on several significant projects and decreased demand for fluid control, material handling and measurement products and services resulting from the deterioration of oil and gas prices, weak credit markets and an uncertain economic outlook. We expect to convert approximately 84% of the December 31, 2008 backlog into revenue during 2009.

Liquidity and Capital Resources

We generate our capital resources primarily through operations and, when needed, through various credit facilities.

Our net debt at December 31, 2008 was $154.9 million, compared with net cash of $0.2 million at December 31, 2007. Net debt, or net cash, is a non-GAAP measure reflecting debt, net of cash and cash equivalents. Management uses this non-GAAP measure to evaluate our capital structure and financial leverage. We believe that net debt, or net cash, is a meaningful measure which will assist investors in understanding our results and recognizing underlying trends. This measure supplements disclosures required by GAAP. The following table provides details of the balance sheet classifications included in net debt.

(In millions)	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 340.1	$ 129.5
Short-term debt and current portion of long-term debt	(23.0)	(7.2)
Long-term debt, less current portion	(472.0)	(112.2)
Related party note payable	—	(9.9)
Net (debt) cash	$(154.9)	$ 0.2

The increase in net debt during 2008 was due primarily to repurchases of our common stock, funding for capital expansion and the acquisition of a 45% interest in Schilling, partially offset by the cash dividend received from JBT in connection with the spin-off and cash generated from operating activities.

Cash flows for each of the years in the three-year period ended December 31, 2008, were as follows:

(In millions)	Year Ended December 31, 2008	2007	2006
Cash provided by operating activities of continuing operations	$ 261.7	$ 542.8	$ 51.7
Cash required by investing activities of continuing operations	(282.9)	(181.0)	(122.2)
Cash provided (required) by financing activities	252.7	(355.6)	(141.8)
Cash provided (required) by discontinued operations	(15.8)	29.0	136.1
Effect of exchange rate changes on cash and cash equivalents	(5.1)	14.8	2.8
Increase (decrease) in cash and cash equivalents	$ 210.6	$ 50.0	$ (73.4)

Operating Cash Flows

During the year ended December 31, 2008, we generated $261.7 million in cash flows from operating activities of continuing operations, which represented a $281.1 million decrease compared to the prior year. Cash outflows for working capital in 2008 were approximately $85.0 million compared to a net cash inflow of approximately $234.0 million in 2007. Higher investments in working capital were due primarily to the required investment in accounts receivable and inventory in the Energy Production segment. Our working capital balances can vary significantly quarter to quarter depending on the payment terms and timing of delivery on key contracts. The increased investment in working capital was partially offset by the increase in income from continuing operations. Our cash flows from operating activities in 2007 were $491.1 million higher than the prior year. The increase is primarily attributable to the improvements in utilization of working capital.

Investing Cash Flows

Our cash requirements for investing activities of continuing operations in the year ended December 31, 2008 increased by $101.9 million compared to 2007. We spent $121.3 million on minority ownership positions and other investments during 2008, including $106.0 million for a 45% interest in Schilling. During 2007 we spent $64.4 million on acquisitions, including the $59.7 million purchase of the remaining minority interest in CDS Engineering BV ("CDS"). The investments were partially offset by a decrease in capital expenditures of $14.6 million in 2008 compared to 2007 primarily as a result of lower spending on subsea capacity additions and offshore tooling and intervention assets. Additionally we had $3.4 million in proceeds from the disposal of assets in 2008 compared to $63.0 million in 2007. In 2007 we sold and leased back land and property in Houston, Texas.

Cash required by investing activities in 2006 was $122.2 million primarily reflecting ongoing investment in new production facilities worldwide, primarily associated with increasing subsea and surface wellhead capacity.

Financing Cash Flows

Cash provided by financing activities was $252.7 million for the year ended December 31, 2008 compared to cash required of $355.6 million for the same period in 2007. We received proceeds from JBT of $196.2 million during 2008 in conjunction with the spin-off of JBT. Additionally, in 2008 we had net proceeds from borrowings of $369.4 million used to fund share repurchases and a portion of the investment in Schilling compared to the reduction of net borrowings of $98.4 million in 2007. We repurchased 5.7 million of our outstanding common stock for $324.0 million under our 30 million and $95.0 million share repurchase authorizations, an increase of $36.6 million in repurchases from 2007. In 2006, cash required by financing activities was primarily for the repurchase of $142.5 million in stock repurchases and the reduction in net borrowings of $38.1 million.

Discontinued Operations Cash Flows

Cash required by and provided by discontinued operations in 2008 and 2007, respectively, primarily reflected the operating and investing activities of JBT. Cash provided in 2006 primarily reflected the operating and investing activities of JBT, and to a lesser extent, the proceeds on the sale of Floating Systems in December 2006.

Debt and Liquidity

Total borrowings at December 31, 2008 and 2007, comprised the following:

(In millions)	December 31, 2008	December 31, 2007
Revolving credit facilities	$407.0	$ —
Commercial paper	52.0	103.0
Related party note payable	—	9.9
Uncommitted credit facilities	19.1	6.8
Property financing	8.5	8.9
Other	8.4	0.7
Total borrowings	$495.0	$129.3

The following is a summary of our credit facilities at December 31, 2008:

(In millions) Description	Commitment amount	Debt outstanding	Commercial paper outstanding (a)	Letters of credit	Unused capacity	Maturity
Five-year revolving credit facility	$600.0	$407.0	$52.0	$26.9	$114.1	December 2012
One-year revolving credit facility	5.0	—	—	—	5.0	December 2009
	$605.0	$407.0	$52.0	$26.9	$119.1	

(a) Under our commercial paper program, we have the ability to access up to $500.0 million of short-term financing through our commercial paper dealers. Our available capacity under our $600 million five-year revolving credit facility is reduced by any outstanding commercial paper.

Committed credit available under our five-year revolving credit facility maturing in December 2012 provides the ability to issue our commercial paper obligations on a long-term basis. Therefore, at December 31, 2008, as we have both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term on the consolidated balance sheets.

In December 2007, we entered into a $600 million five-year revolving credit agreement maturing in December 2012 with JPMorgan Chase Bank, N.A., as Administrative Agent. Borrowings under the credit agreement accrue interest at a rate equal to, at our option; either (a) a base rate determined by reference to the higher of (1) the agent's prime rate and (2) the federal funds rate plus 1/2 of 1% or (b) an interest rate of 45 basis points above the London Interbank Offered Rate ("LIBOR"). The margin over LIBOR is variable and is determined based on our debt rating. Among other restrictions, the terms of the credit agreement include negative covenants related to liens and a financial covenant related to the debt to earnings ratio. We are in compliance with all restrictive covenants as of December 31, 2008.

Outlook for 2009

Historically, we have generated our capital resources primarily through operations and, when needed, through credit facilities. In 2008, we witnessed volatility in the credit, equity and commodity markets. While this creates some degree of uncertainty for our business, management believes we have secured sufficient credit capacity to mitigate potential negative impacts on our operations. We expect to continue to meet our cash requirements with a combination of cash on hand, cash generated from operations and our credit facilities.

We are projecting to spend approximately $120.0 million during 2009 for capital expenditures primarily for improvements to our manufacturing and service capabilities and expansion of our well intervention capabilities. We anticipate contributing approximately $34.7 million to our pension plans in 2009. Further, we expect to continue our stock repurchases authorized by our Board, with the timing and amounts of these repurchases dependent upon market conditions and liquidity.

On January 13, 2009, we entered into a $350 million 364-day revolving credit agreement with Bank of America, N.A., as Administrative Agent. The new facility matures in January 2010. We now have combined committed bank lines of $950 million that we expect to utilize if working capital temporarily increases in response to market demand, and when opportunities for business acquisitions or mergers meet our standards. We continue to evaluate acquisitions, divestitures and joint ventures in the ordinary course of business.

Contractual Obligations and Off-Balance Sheet Arrangements

The following is a summary of our contractual obligations at December 31, 2008:

(In millions)	Payments due by period				
Contractual obligations	**Total payments**	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Long-term debt (a)	$ 475.9	$ 3.9	$ 5.2	$460.1	$ 6.7
Short-term debt	19.1	19.1	—	—	—
Operating leases	239.6	37.0	61.1	42.8	98.7
Unconditional purchase obligations (b)	621.9	351.4	270.5	—	—
Pension and other postretirement benefits (c)	34.7	34.7	—	—	—
Unrecognized tax benefits (d)	4.2	4.2	—	—	—
Total contractual obligations	$1,395.4	$450.3	$336.8	$502.9	$105.4

(a) Our available long-term debt is dependent upon our compliance with covenants, including negative covenants related to liens, and a financial covenant related to the debt to earnings ratio. Any violation of covenants or other events of default, which are not waived or cured, or changes in our credit rating could have a material impact on our ability to maintain our committed financing arrangements.

Interest on long-term debt is not included in the table. As of December 31, 2008, we have commercial paper borrowings with short-term maturities that we expect to refinance beyond 2009. However, we are uncertain as to the level of commercial paper or other borrowings and market interest rates that will be applicable throughout 2009. During 2008, we paid $9.4 million for interest expense.

(b) In the normal course of business, we enter into agreements with our suppliers to purchase raw materials or services. These agreements include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. As substantially all of these commitments are associated with purchases made to fulfill our customers' orders, the costs associated with these agreements will ultimately be reflected in cost of sales on our consolidated statements of income.

(c) We expect to make $34.7 million in contributions to our pension and other postretirement benefit plans during 2009. This amount does not include discretionary contributions to our U.S. qualified pension plan. Required contributions for future years depend on factors that cannot be determined at this time.

(d) As of December 31, 2008, we have a liability for unrecognized tax benefits of $31.0 million. Of this amount, we expect to make payments of $4.2 million during 2009 to settle a portion of these liabilities, and this amount is reflected in income taxes payable in our consolidated balance sheet as of December 31, 2008. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with the remaining $26.8 million in liabilities, we are unable to make a reasonable estimate of the period in which such liabilities might be paid.

The following is a summary of other off-balance sheet arrangements at December 31, 2008:

	Amount of commitment expiration per period				
(In millions) **Other off-balance sheet arrangements**	**Total amount**	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Letters of credit and bank guarantees	$613.1	$226.4	$194.4	$100.0	$92.3
Surety bonds	170.3	141.1	29.2	—	—
Total other off-balance sheet arrangements	$783.4	$367.5	$223.6	$100.0	$92.3

As collateral for our performance on certain sales contracts or as part of our agreements with insurance companies, we are contingently liable under letters of credit, surety bonds and other bank guarantees. In order to obtain these financial instruments, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments. These off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that will have a negative impact on our key financial ratios or our ability to obtain financing.

In connection with the spin-off of JBT, we retained liability for various contingent obligations totaling $131.5 million at December 31, 2008. Contingent obligations include guarantees on certain performance bonds issued by JBT. We are fully indemnified by JBT pursuant to the terms and conditions of the Separation and Distribution Agreement, dated July 31, 2008, between FMC Technologies and JBT. Management does not expect any of these financial instruments to result in losses that if incurred, would have a material effect on our consolidated financial position, results of operations or cash flows. The majority of these obligations will expire before the end of 2010.

Qualitative and Quantitative Disclosures about Market Risk

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities. At December 31, 2008 and 2007, our derivative holdings consisted of foreign currency forward contracts and foreign currency instruments embedded in purchase and sale contracts. At December 31, 2007, our derivative holdings also consisted of interest rate swap agreements.

These forward-looking disclosures only address potential impacts from market risks as they affect our financial instruments. They do not include other potential effects which could impact our business as a result of changes in foreign currency exchange rates, interest rates, commodity prices or equity prices.

Foreign Currency Exchange Rate Risk

When we sell or purchase products or services, transactions are frequently denominated in currencies other than an operation's functional currency. When foreign currency exposures exist we may enter into foreign exchange forward instruments with third parties. Our hedging policy reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements. We expect any gains or losses in the hedging portfolio to be substantially offset by a corresponding gain or loss in the underlying exposure being hedged.

We hedge our net recognized foreign currency assets and liabilities to reduce the risk that our earnings and cash flows will be adversely affected by fluctuations in foreign currency exchange rates. We also hedge firmly committed anticipated transactions in the normal course of business. The majority of these hedging instruments mature during 2009.

In certain circumstances we enter into purchase and sales contracts which contain payment terms in foreign currencies. This may occur, for instance, to offset the cost of equipment or services payable in the same currency. Contractual payments required in a currency that is not the functional or local currency of substantial parties to the contract are embedded derivatives.

We use a sensitivity analysis to measure the impact on derivative instrument fair values of an immediate 10% adverse movement in the foreign currency exchange rates. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar and all other variables are held constant. We expect that changes in the fair value of derivative instruments will offset the changes in fair value of the underlying assets and liabilities on the balance sheet. To the extent that our derivative instruments are hedging anticipated transactions, a 10% decrease in the value of the hedged currency would result in a decrease of approximately $11.5 million in the net fair value of derivative financial instruments reflected on our balance sheet at December 31, 2008. Changes in the derivative fair value will not have an immediate impact on our results of operations unless these contracts are deemed to be ineffective.

Interest Rate Risk

Our debt instruments subject us to market risk associated with movements in interest rates. We had $495.0 million in variable rate debt outstanding at December 31, 2008, upon which interest expense is subject to the movement in LIBOR. A 10% adverse movement in the interest rate, or 16 basis points, would result in an increase to interest expense of $0.8 million.

At December 31, 2007, we had three floating-to-fixed interest rate swaps which we used to hedge $150 million of variable rate debt. We terminated the swaps in January 2008 with no material impact on earnings.

We assess effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. We exclude the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness, and recognize the change in fair value of this component immediately in earnings. The difference between the spot rate and the forward rate is generally related to the differences in the interest rates of the countries of the currencies being traded. Consequently, we have exposure to relative changes in interest rates between countries in our results of operations. To the extent the U.S. interest rate decreases by 10%, or 16 basis points, and other countries interest rates remain fixed, we would expect to recognize a decrease of $0.5 million in earnings in the period of change. Based on our portfolio as of December 31, 2008, we believe we have exposure to the interest rates in the U.S., Brazil, United Kingdom, the European Community and Norway.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with United States generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed this disclosure. We believe that the following are the critical accounting estimates used in preparing our financial statements.

Percentage of Completion Method of Accounting

We record revenue on construction-type manufacturing projects using the percentage of completion method, where revenue is recorded as work progresses on each contract. There are several acceptable methods of measuring progress toward completion. Most frequently, we use the ratio of costs incurred to date to total estimated contract costs at completion to measure this progress.

We execute contracts with our customers that clearly describe the equipment, systems and/or services that we will provide and the amount of consideration we will receive. After analyzing the drawings and specifications of the contract requirements, our project engineers estimate total contract costs based on their experience with similar projects and then adjust these estimates for specific risks associated with each project, such as technical risks associated with a new design. Costs associated with specific risks are estimated by assessing the probability that conditions will arise that will affect our total cost to complete the project. After work on a project begins, assumptions that form the basis for our calculation of total project cost are examined on a monthly basis and our estimates are updated to reflect new information as it becomes available.

Revenue recorded using the percentage of completion method amounted to $2,999.9 million, $1,890.7 million and $1,552.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

A significant portion of our total revenue recorded under the percentage of completion method relates to the Energy Production Systems business segment, primarily for subsea petroleum exploration equipment projects that involve the design, engineering, manufacturing and assembly of complex, customer-specific systems. The systems are not entirely built from standard bills of material and typically require extended periods of time to design and construct.

Total estimated contract cost affects both the revenue recognized in a period as well as the reported profit or loss on a project. The determination of profit or loss on a contract requires consideration of contract revenue, change orders and claims, less costs incurred to date and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they are identified. Profits are recorded based on the estimated project profit multiplied by the percentage complete.

The total estimated contract cost in percentage of completion accounting is a critical accounting estimate because it can materially affect revenue and cost of sales, and it requires us to make judgments about matters that are uncertain. There are many factors, including but not limited to resource price inflation, labor availability, productivity and weather that can affect the accuracy of our cost estimates and ultimately our future profitability. In the past, we have realized both lower and higher than expected margins and have incurred losses as a result of unforeseen changes in our project costs.

The amount of revenue recognized using the percentage of completion method is sensitive to our changes in estimates of total contract costs. If we had used a different estimate of total contract costs for each contract in progress at December 31, 2008, a 1% increase or decrease in the estimated margin earned on each contract would have increased or decreased total revenue and pre-tax income for the year ended December 31, 2008 by $29.4 million.

Inventory Valuation

Inventory is recorded at the lower of cost or net realizable value. In order to determine net realizable value, we evaluate each component of inventory on a regular basis to determine whether it is excess or obsolete. We record the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of sales in the period in which it is identified. Our estimate of excess and obsolete inventory is a critical accounting estimate because it is highly susceptible to change from period to period. In addition, it requires management to make judgments about the future demand for inventory.

In order to quantify excess or obsolete inventory, we begin by preparing a candidate listing of the components of inventory that have a quantity on hand in excess of usage within the most recent two-year period. This list is then reviewed with sales, engineering, production and materials management personnel to determine whether this list of potential excess or obsolete inventory items is accurate. Management considers as part of this evaluation whether there has been a change in the market for finished goods, whether there will be future demand for on-hand inventory items and whether there are components of inventory that incorporate obsolete technology. As a result, our estimate of excess or obsolete inventory is sensitive to changes in assumptions about future usage of the inventory.

Accounting for Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for uncertain tax positions reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining our consolidated income tax expense.

In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments' performance, our backlog, planned timing of new product launches, and customer sales commitments. Significant changes in the expected realizability of the deferred tax asset would require that we adjust the valuation allowance applied against the gross value of our total deferred tax assets, resulting in a change to net income.

As of December 31, 2008, we estimated that it is not more likely than not that we will generate future taxable income in certain foreign jurisdictions in which we have cumulative net operating losses and, therefore, we have provided a valuation allowance against the related deferred tax assets. As of December 31, 2008, we estimated that it is more likely than not that we will have future taxable income in the United States to utilize our domestic deferred tax assets. Therefore, we have not provided a valuation allowance against any domestic deferred tax assets.

The need for a valuation allowance is sensitive to changes in our estimate of future taxable income. If our estimate of future taxable income was 15% lower than the estimate used, we would still generate sufficient taxable income to utilize such domestic deferred tax assets.

The calculation of our income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which we operate. We recognize tax benefits related to uncertain tax positions when, in our judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. We adjust our liabilities for uncertain tax positions when our judgment changes as a result of new information previously unavailable. Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from our current estimates. Any such differences will be reflected as adjustments to income tax expense in the periods in which they are determined.

Retirement Benefits

We provide most of our employees with certain retirement (pension) and postretirement (health care and life insurance) benefits. In order to measure the expense and obligations associated with these retirement benefits, management must make a variety of estimates, including discount rates used to value certain liabilities, expected return on plan assets set aside to fund these costs, rate of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors. We update these estimates on an annual basis or more frequently upon the occurrence of significant events. These accounting estimates bear the risk of change due to the uncertainty associated with the estimate as well as the fact that these estimates are difficult to measure. Different estimates used by management could result in our recognizing different amounts of expense over different periods of time.

We use third-party specialists to assist management in evaluating our assumptions as well as appropriately measuring the costs and obligations associated with these retirement benefits. The discount rate and expected return on plan assets are based primarily on investment yields available and the historical performance of our plan assets. They are critical accounting estimates because they are subject to management's judgment and can materially affect net income.

Pension expense was $34.0 million, $26.6 million and $24.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The discount rate used affects the interest cost component of net periodic pension cost. The discount rate is based on rates at which the pension benefit obligation could effectively be settled on a present value basis. To determine the weighted average discount rate, we review long-term, high quality ("AA" rated) corporate bonds at our determination date and use a model that matches the projected benefit payments for our plans to coupons and maturities from high quality bonds. Significant changes in the discount rate, such as those caused by changes in the yield curve, the mix of bonds available in the market, the duration of selected bonds, and the timing of expected benefit payments may result in volatility in pension expense and pension liabilities. The weighted average discount rate used to compute net periodic benefit cost increased from 5.6% in 2007 to 6.0% in 2008.

Our pension expense is sensitive to changes in our estimate of discount rate. Holding other assumptions constant, for a 50 basis point reduction in the discount rate, annual pension expense would increase by approximately $6.6 million before taxes. Holding other assumptions constant, for a 50 basis point increase in the discount rate, annual pension expense would decrease by approximately $6.3 million before taxes.

Net periodic pension cost includes an underlying expected long-term rate of asset return. Our estimate of the expected rate of return on plan assets is based primarily on the historical performance of plan assets, current market conditions, our asset allocation and long-term growth expectations. We assumed a weighted average expected rate of return for our pension plans of 8.21% and 8.46% in 2008 and 2007, respectively. The expected return on plan assets is recognized as part of the net periodic pension cost. The difference between the expected return and the actual return on plan assets is amortized over the expected remaining service life of employees, so there is a lag time between the market's performance and its impact on plan results. Holding other assumptions constant, an increase or decrease of 50 basis points in the expected rate of return on plan assets would decrease or increase annual pension expense by approximately $4.1 million before taxes.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations," ("SFAS No. 141R"), replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and is effective for us at January 1, 2009. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures regarding derivative instruments and hedging activities, enabling a better understanding of their effects on an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and is effective for us at January 1, 2009.

Management believes the impact of other recently issued accounting standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risks is incorporated herein by reference from the section entitled "Qualitative and Quantitative Disclosures about Market Risk" in Item 7 of this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share data)	Year Ended December 31,		
	2008	2007	2006
Revenue	$4,550.9	$3,648.9	$2,915.4
Costs and expenses:			
Cost of sales	3,623.1	2,921.9	2,370.0
Selling, general and administrative expense	351.7	310.6	271.0
Research and development expense	45.3	40.8	33.0
Total costs and expenses	4,020.1	3,273.3	2,674.0
Other income (expense), net	(23.0)	29.9	(7.0)
Minority interests	(1.4)	(1.1)	(2.5)
Income before interest income, interest expense and income taxes	506.4	404.4	231.9
Interest income	6.6	6.8	5.1
Interest expense	(8.1)	(16.1)	(11.8)
Income from continuing operations before income taxes	504.9	395.1	225.2
Provision for income taxes	152.0	134.5	62.7
Income from continuing operations	352.9	260.6	162.5
Discontinued operations (Note 3)			
Income from discontinued operations, net of income taxes	7.9	39.1	79.0
Gain on disposition of discontinued operations, net of income taxes	0.5	3.1	34.8
Income from discontinued operations	8.4	42.2	113.8
Net income	$ 361.3	$ 302.8	$ 276.3
Basic earnings per share			
Income from continuing operations (Note 2)	$ 2.76	$ 1.98	$ 1.19
Income from discontinued operations	0.07	0.33	0.83
Basic earnings per share	$ 2.83	$ 2.31	$ 2.02
Diluted earnings per share			
Income from continuing operations (Note 2)	$ 2.72	$ 1.95	$ 1.16
Income from discontinued operations	0.06	0.31	0.81
Diluted earnings per share	$ 2.78	$ 2.26	$ 1.97
Weighted average shares outstanding (Note 2)			
Basic	127.8	131.3	137.0
Diluted	129.7	133.8	140.3

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 340.1	$ 129.5
Trade receivables, net of allowances of $9.4 in 2008 and $2.8 in 2007	996.1	775.7
Inventories (Note 5)	559.3	533.2
Fair value of derivative financial instruments (Note 14)	354.6	154.5
Prepaid expenses	24.2	20.5
Other current assets	156.6	143.2
Income taxes benefit	12.8	—
Assets of discontinued operations (Note 3)	—	533.8
Total current assets	2,443.7	2,290.4
Investments	151.2	33.4
Property, plant and equipment, net (Note 6)	494.9	452.3
Goodwill (Note 7)	128.7	147.8
Intangible assets, net (Note 7)	70.2	79.6
Deferred income taxes (Note 10)	123.4	65.3
Other assets	174.2	142.3
Total assets	$3,586.3	$3,211.1
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 9)	$ 23.0	$ 7.2
Accounts payable, trade and other	495.9	405.6
Advance payments and progress billings	770.3	665.3
Accrued payroll	102.4	88.8
Fair value of derivative financial instruments (Note 14)	444.4	106.9
Income taxes payable	—	56.0
Current portion of accrued pension and other postretirement benefits (Note 11)	20.8	15.1
Deferred income taxes (Note 10)	0.1	35.9
Other current liabilities	102.9	121.9
Liabilities of discontinued operations (Note 3)	2.7	340.2
Total current liabilities	1,962.5	1,842.9
Long-term debt, less current portion (Note 9)	472.0	112.2
Accrued pension and other postretirement benefits, less current portion (Note 11)	182.1	50.4
Other liabilities	264.9	166.4
Related party note payable (Note 16)	—	9.9
Minority interests in consolidated companies	8.3	7.6
Commitments and contingent liabilities (Note 18)		
Stockholders' equity (Note 13):		
Preferred stock, $0.01 par value, 12.0 shares authorized; no shares issued in 2008 or 2007	—	—
Common stock, $0.01 par value, 195.0 shares authorized in 2008 and 2007; 143.2 shares issued in 2008 and 2007; 124.9 and 129.3 shares outstanding in 2008 and 2007, respectively	1.4	1.4
Common stock held in employee benefit trust, at cost; 0.1 and 0.2 shares in 2008 and 2007, respectively	(6.3)	(5.4)
Common stock held in treasury, at cost, 18.1 and 13.7 shares in 2008 and 2007, respectively	(706.0)	(422.7)
Capital in excess of par value of common stock	728.7	724.0
Retained earnings	1,087.1	771.6
Accumulated other comprehensive loss	(408.4)	(47.2)
Total stockholders' equity	696.5	1,021.7
Total liabilities and stockholders' equity	$3,586.3	$3,211.1

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2008	2007	2006
Cash provided (required) by operating activities:			
Net income	$ 361.3	$ 302.8	$ 276.3
Income from discontinued operations, net of income taxes	(8.4)	(42.2)	(113.8)
Income from continuing operations	352.9	260.6	162.5
Adjustments to reconcile income to cash provided (required) by operating activities of continuing operations:			
Depreciation	57.7	46.9	36.9
Amortization	14.9	14.9	11.0
Net gain (loss) on disposal of assets	0.1	(2.0)	(0.1)
Employee benefit plan costs	57.0	56.5	47.6
Deferred income tax provision	63.4	5.5	36.6
Unrealized loss (gain) on derivative instruments	8.8	(30.9)	9.0
Other	7.6	6.1	9.3
Changes in operating assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	(322.7)	21.9	(170.9)
Inventories	(77.1)	(25.6)	(114.3)
Accounts payable, trade and other	135.6	44.3	37.5
Advance payments and progress billings	207.6	268.0	69.7
Other assets and liabilities, net	(96.5)	(96.3)	(18.2)
Income taxes payable	(48.2)	19.5	(17.2)
Accrued pension and other postretirement benefits, net	(99.4)	(46.6)	(47.7)
Cash provided by operating activities of continuing operations	261.7	542.8	51.7
Net cash provided (required) by discontinued operations—operating	(11.1)	41.1	109.7
Cash provided by operating activities	250.6	583.9	161.4
Cash provided (required) by investing activities:			
Capital expenditures	(165.0)	(179.6)	(115.6)
Acquisitions, minority ownership positions and other investing	(121.3)	(64.4)	(9.5)
Proceeds from disposal of assets	3.4	63.0	2.9
Cash required by investing activities of continuing operations	(282.9)	(181.0)	(122.2)
Cash provided (required) by discontinued operations, net of cash sold—investing	(4.7)	(12.1)	26.4
Cash required by investing activities	(287.6)	(193.1)	(95.8)
Cash provided (required) by financing activities:			
Net increase in short-term debt	14.5	0.8	2.3
Net increase (decrease) in commercial paper	(51.0)	103.0	—
Proceeds from issuance of long-term debt	405.9	—	—
Repayment of long-term debt	—	(202.2)	(40.4)
Proceeds from exercise of stock options	4.8	19.2	26.7
Purchase of treasury stock	(324.0)	(287.4)	(142.5)
Excess tax benefits	24.0	20.6	17.9
Settlement of taxes withheld on equity compensation awards	(17.5)	(8.7)	(5.0)
Proceeds on spin-off of JBT Corporation and affiliates	196.2	—	—
Other	(0.2)	(0.9)	(0.8)
Cash provided (required) by financing activities	252.7	(355.6)	(141.8)
Effect of exchange rate changes on cash and cash equivalents	(5.1)	14.8	2.8
(Decrease) increase in cash and cash equivalents	210.6	50.0	(73.4)
Cash and cash equivalents, beginning of year	129.5	79.5	152.9
Cash and cash equivalents, end of year	$ 340.1	$ 129.5	$ 79.5
Supplemental disclosures of cash flow information:			
Cash paid for interest (net of interest capitalized)	$ 9.4	$ 17.5	$ 14.8
Cash paid for income taxes (net of refunds received)	$ 132.3	$ 93.5	$ 52.9

The accompanying notes are an integral part of the consolidated financial statements.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions)	Common stock	Common stock held in treasury and employee benefit trust	Capital in excess of par value of common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
Balance at December 31, 2005	$ 0.7	$ (67.5)	$681.6	$193.2	$(108.5)	$ 699.5	
Net Income	—	—	—	276.3	—	276.3	$276.3
Issuance of common stock	—	—	26.7	—	—	26.7	
Excess tax benefits on stock-based payment arrangements	—	—	17.9	—	—	17.9	
Taxes withheld on issuance of stock-based awards	—	—	(5.0)	—	—	(5.0)	
Purchases of treasury stock (Note 13)	—	(142.5)	—	—	—	(142.5)	
Reissuances of treasury stock (Note 13)	—	10.5	(10.5)	—	—	—	
Net purchases of common stock for employee benefit trust	—	(0.9)	—	—	—	(0.9)	
Stock-based compensation (Note 12)	—	—	20.6	—	—	20.6	
Foreign currency translation adjustment	—	—	—	—	35.7	35.7	35.7
Net deferral of hedging gains (net of income taxes of $4.6) (Note 14)	—	—	—	—	7.8	7.8	7.8
Minimum pension liability adjustment (net of income taxes of $7.8)	—	—	—	—	24.8	24.8	24.8
Adjustment for adoption of SFAS No. 158 (net of income taxes of $34.2) (Note 11)	—	—	—	—	(72.0)	(72.0)	
Other	—	—	(2.9)	—	—	(2.9)	
							$344.6
Balance at December 31, 2006	$ 0.7	$(200.4)	$728.4	$469.5	$(112.2)	$ 886.0	
Net income	—	—	—	302.8	—	302.8	$302.8
Issuance of common stock	—	—	19.2	—	—	19.2	
Excess tax benefits on stock-based payment arrangements	—	—	20.6	—	—	20.6	
Taxes withheld on issuance of stock-based awards	—	—	(8.7)	—	—	(8.7)	
Purchases of treasury stock (Note 13)	—	(287.4)	—	—	—	(287.4)	
Reissuances of treasury stock (Note 13)	—	60.6	(60.6)	—	—	—	
Net purchases of common stock for employee benefit trust	—	(0.9)	—	—	—	(0.9)	
Stock-based compensation (Note 12)	—	—	25.5	—	—	25.5	
Stock split	0.7	—	(0.7)	—	—	—	
Foreign currency translation adjustment	—	—	—	—	53.7	53.7	53.7
Net deferral of hedging gains (net of income taxes of $9.6) (Note 14)	—	—	—	—	13.3	13.3	13.3
Change in pension and other postretirement benefit losses (net of income taxes of $0.8) (Note 11)	—	—	—	—	(2.0)	(2.0)	(2.0)
Other	—	—	0.3	(0.7)	—	(0.4)	
							$367.8
Balance at December 31, 2007	$ 1.4	$(428.1)	$724.0	$771.6	$ (47.2)	$1,021.7	

(In millions)	Common stock	Common stock held in treasury and employee benefit trust	Capital in excess of par value of common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
Balance at December 31, 2007	$ 1.4	$(428.1)	$724.0	$ 771.6	$ (47.2)	$1,021.7	
Net income	—	—	—	361.3	—	361.3	$ 361.3
Issuance of common stock	—	—	4.8	—	—	4.8	
Excess tax benefits on stock-based payment arrangements	—	—	24.0	—	—	24.0	
Taxes withheld on issuance of stock-based awards	—	—	(17.5)	—	—	(17.5)	
Purchases of treasury stock (Note 13)	—	(324.0)	—	—	—	(324.0)	
Reissuances of treasury stock (Note 13)	—	40.7	(40.7)	—	—	—	
Net purchases of common stock for employee benefit trust	—	(1.5)	3.2	—	—	1.7	
Stock-based compensation (Note 12)	—	—	30.2	—	—	30.2	
Foreign currency translation adjustment	—	—	—	—	(139.1)	(139.1)	(139.1)
Net deferral of hedging gains (net of income taxes of $64.8) (Note 13)	—	—	—	—	(110.2)	(110.2)	(110.2)
Change in pension and other postretirement benefit losses (net of income taxes of $77.7) (Note 11)	—	—	—	—	(137.9)	(137.9)	(137.9)
Changes in investments (net of income taxes of $0.8) (Note 13)	—	—	—	—	(1.9)	(1.9)	(1.9)
Spin-off of JBT	—	0.6	0.7	(46.1)	27.9	(16.9)	
Other	—	—	—	0.3	—	0.3	—
							$ (27.8)
Balance at December 31, 2008	$ 1.4	$(712.3)	$728.7	$1,087.1	$(408.4)	$ 696.5	

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—FMC Technologies, Inc. and consolidated subsidiaries ("FMC Technologies" or "we") designs, manufactures and services sophisticated machinery and systems for our customers through our business segments: Energy Production Systems and Energy Processing Systems. Our consolidated financial statements have been prepared in United States dollars and in accordance with United States generally accepted accounting principles ("GAAP").

On July 18, 2007, we announced that our Board of Directors approved a two-for-one stock split in the form of a stock dividend payable on August 31, 2007 to shareholders of record as of August 17, 2007. At August 31, 2007, an adjustment was made to reclassify an amount from capital in excess of par value to common stock to account for the par value of the common stock issued as a stock dividend. This adjustment had no overall effect on equity. We have revised the historical common share and per common share information in this report to reflect the effects of the stock split.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses. On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend of all outstanding shares of John Bean Technologies Corporation ("JBT"), which is now an independent public company traded on the New York Stock Exchange (symbol JBT). The results of JBT have been reported as discontinued operations for all periods presented.

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances. In particular, judgment is used in areas such as revenue recognition using the percentage of completion method of accounting, making estimates associated with the valuation of inventory and income tax assets, and accounting for retirement benefits and contingencies.

Principles of consolidation—The consolidated financial statements include the accounts of FMC Technologies and its majority-owned subsidiaries and affiliates. Intercompany accounts and transactions are eliminated in consolidation.

Reclassifications—Certain prior-year amounts have been reclassified to conform to the current year's presentation. We reclassified unrealized gains related to unexecuted sales contracts of $7.4 million for the year ended December 31, 2007 from cost of sales to revenue on the consolidated statements of income. The unrealized gains in revenue are presented as other revenue in the business segment disclosure. We reclassified net discontinued gains on the disposal of assets of $1.1 million for the year ended December 31, 2006 from cost of sales to other income (expense), net on the consolidated statements of income.

Correction of an immaterial error—We have corrected an immaterial error in the accompanying Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006, by adjusting cash paid from operating activities to financing activities. The correction relates to the minimum tax withholding paid to taxing authorities on behalf of employees for share-based compensation awards that is required to be classified as a financing activity in the statement of cash flows. The correction increased cash provided by operating activities for the years ended December 31, 2007 and 2006 by $8.7 million and $5.0 million, respectively, with an offsetting decrease of $8.7 million and $5.0 million, respectively, in cash required by financing activities. The correction of error does not impact the net change in cash and cash equivalents and is not material to our previously reported Consolidated Statements of Cash Flows.

Revenue recognition—Revenue from equipment sales is recognized either upon transfer of title to the customer (which is upon shipment or when customer-specific acceptance requirements are met) or under the percentage of completion method. Service revenue is recognized as the service is provided. We record our sales net of any value added, sales or use tax.

The percentage of completion method of accounting is used for construction-type manufacturing and assembly projects that involve significant design and engineering effort in order to satisfy detailed customer-supplied specifications. Under the percentage of completion method, revenue is recognized as work progresses on each contract. We primarily apply the ratio of costs incurred to date to total estimated contract costs at completion to measure this ratio. If it is not possible to form a reliable estimate of progress toward completion, no revenues or costs are recognized until the project is complete or substantially complete. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified.

Modifications to construction-type contracts, referred to as "change orders," effectively change the provisions of the original contract, and may, for example, alter the specifications or design, method or manner of performance, equipment, materials, sites, and/or period for completion of the work. If a change order represents a firm price commitment from a customer, we account for the revised estimate as if it had been included in the original estimate, effectively recognizing the pro rata impact of the new estimate on our calculation of progress toward completion in the period in which the firm commitment is received. If a change order is unpriced: (1) we include the costs of contract performance in our calculation of progress toward completion in the period in which the costs are incurred or become probable; and (2) when it is determined that the revenue is probable of recovery, we include the change order revenue, limited to the costs incurred to date related to the change order, in our calculation of progress toward completion. Margin is not recorded on unpriced change orders unless realization is assured beyond a reasonable doubt. The assessment of realization may be based upon our previous experience with the customer or based upon our receipt of a firm price commitment from the customer.

Progress billings generally are issued contingent on completion of certain phases of the work as stipulated in the contract. Revenue in excess of progress billings on contracts accounted for under the percentage of completion method amounted to $150.6 million and $163.4 million at December 31, 2008 and 2007, respectively. These unbilled receivables are reported in trade receivables on the consolidated balance sheets. Progress billings and cash collections in excess of revenue recognized on a contract are classified as advance payments and progress billings within current liabilities on the consolidated balance sheets.

Cash equivalents—We consider investments in all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade receivables—We provide an allowance for doubtful accounts on trade receivables equal to the estimated uncollectible amounts. This estimate is based on historical collection experience and a specific review of each customer's trade receivable balance.

Inventories—Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for all significant domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

Impairment of long-lived and intangible assets—Long-lived assets, including property, plant and equipment, identifiable intangible assets being amortized and capitalized software costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Long-lived assets held for sale are reported at the lower of carrying value or fair value less cost to sell.

Investments—Investments in the common stock of affiliated companies in which our ownership is between 20% and 50% and in which we exercise significant influence over operating and financial policies, but do not have effective control, are accounted for using the equity method of accounting. On December 26, 2008, we acquired a 45% interest in Schilling for a total purchase price of up to $116.0 million, less certain transaction expenses. The total purchase price is subject to potential post-closing adjustments which will not increase the total purchase price. The Securities Purchase Agreement between FMC Technologies and Schilling provided that FMC Technologies directly withhold $10.0 million of the sales proceeds, pending the satisfactory completion of the audit of Schilling's 2008 financial statements. The $10.0 million withheld from the total purchase price is reported in other current liabilities. We paid cash consideration of approximately $106.0 million upon closing of the transaction. We account for the investment using the equity method. The carrying value of the investment at December 31, 2008 was $116.1 million and is reported in the Energy Production segment. We are in the process of evaluating whether there is a difference between the carrying amount of the investment and the amount of underlying equity in net assets and anticipate the assessment to be complete during the first quarter of 2009.

We determine the appropriate classification of investments in marketable equity securities at the time of purchase and re-evaluate such designation as of each subsequent reporting date. Securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses on these securities recognized in accumulated other comprehensive income (loss), net of related income tax. Available-for-sale securities totaled $13.3 million at December 31, 2008.

Securities classified as trading securities are carried at fair value with gains and losses on these securities recognized through other income (expense), net. Trading securities are comprised primarily of marketable equity mutual funds that approximate a portion of our liability under our Non-Qualified Savings and Investment Plan. Trading securities totaled approximately $21.8 million and $33.4 million at December 31, 2008 and 2007, respectively.

We assess any declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired.

Property, plant, and equipment—Property, plant, and equipment is recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years, buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are reflected in income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant, and equipment are capitalized and depreciated over the estimated new remaining life of the asset.

Capitalized software costs—Other assets include the capitalized cost of internal use software (including Internet web sites). The assets are stated at cost less accumulated amortization and totaled $25.3 million and $18.8 million at December 31, 2008 and 2007, respectively. These software costs include significant purchases of software and internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from three to ten years. For Internet web site costs, the estimated useful lives do not exceed three years.

Goodwill and other intangible assets—Goodwill is not subject to amortization but is tested for impairment on an annual basis (or more frequently if impairment indicators arise) under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." We have established October 31 as the date of our annual test for impairment of goodwill. Impairment losses are calculated at the reporting unit level, and represent the excess of the carrying value of reporting unit goodwill over its implied fair value. The implied fair value of goodwill is determined by a two-step process. The first compares the fair value of the reporting unit (measured as the present value of expected future cash flows) to its carrying amount. If the fair value of the reporting unit is less than its carrying amount, a second step is performed. In this step, the fair value of the reporting unit is allocated to its assets and liabilities to determine the implied fair value of goodwill, which is used to measure the impairment loss. We have not recognized any impairment for the years ended December 31, 2008 or 2007 as the fair values of our reporting units with goodwill balances exceed our carrying amounts.

Our acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which generally range from 7 to 40 years. None of our acquired intangible assets have indefinite lives.

Reserve for discontinued operations—This reserve reflects liabilities of our disposed businesses. The balance includes reserves related to personal injury and product liability claims associated with our discontinued operations as well as other unpaid employee-related and transaction costs resulting from the disposals. Personal injury and product liability claims reserves are recorded based on an actuarially-determined estimate of liabilities for both reported claims and incurred but unreported claims. Adjustments to the reserve for discontinued operations are included in results of discontinued operations in the consolidated statements of income. The reserve for discontinued operations, which is recorded in other long-term liabilities in the consolidated balance sheets, amounted to $0.3 million and $2.2 million at December 31, 2008 and 2007, respectively.

Income taxes—Current income taxes are provided on income reported for financial statement purposes, adjusted for transactions that do not enter into the computation of income taxes payable in the same year. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

Income taxes are not provided on our equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided on such earnings in the period in which the decision is made to repatriate the earnings.

Stock-based employee compensation—We measure compensation cost on restricted stock awards based on the market price at the grant date and the number of shares awarded. The compensation cost for each award is recognized ratably over the applicable service period, after taking into account estimated forfeitures. On October 1, 2005, we adopted the provisions of SFAS No. 123R, "Share-Based Payment," which modified our recognition of share-based compensation by (i) incorporating an estimate of forfeitures in the calculation of current expense to record and (ii) adjusting the recognition period for new awards that accelerate vesting upon retirement to reflect the lesser of the stated vesting period or the period until the employee becomes retirement eligible.

Common stock held in employee benefit trust—Shares of our common stock are purchased by the plan administrator of the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan and placed in a trust owned by us. Purchased shares are recorded at cost and classified as a reduction of stockholders' equity in the consolidated balance sheets.

Earnings per common share ("EPS")—Basic EPS is computed using the weighted-average number of common shares outstanding. Diluted EPS gives effect to the potential dilution of earnings which could have occurred if additional shares were issued for stock option exercises and restricted stock under the treasury stock method. The treasury stock method assumes that proceeds that would be obtained upon exercise of common stock options and issuance of restricted stock are used to buy back outstanding common stock at the average market price during the period.

Foreign currency—Financial statements of operations for which the U.S. dollar is not the functional currency, and are located in non-highly inflationary countries, are translated to the U.S. dollar prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity until the foreign entity is sold or liquidated. For operations in highly inflationary countries and where the local currency is not the functional currency, inventories, property, plant and equipment, and other non-current assets are converted to U.S. dollars at historical exchange rates, and all gains or losses from conversion are included in net income. Foreign currency effects on cash, cash equivalents, and debt in hyperinflationary economies are included in interest income or expense.

Derivative financial instruments—Derivatives are recognized in the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge.

Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time related deferred hedging gains or losses are also recorded in operating earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge and on a quarterly basis. Effectiveness of forward contract cash flow hedges are assessed based solely on changes in fair value attributable to the change in the spot rate. The change in the fair value of the contract related to the change in forward rates is excluded from the assessment of hedge effectiveness. Changes in this excluded component of the derivative instrument, along with any ineffectiveness identified, are recorded in operating earnings as incurred. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. We also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges; therefore, the changes in fair value of these contracts are recognized in other income (expense), net, as they occur and offset gains or losses on the remeasurement of the related asset or liability.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

Recently issued accounting pronouncements—In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business

Combinations," ("SFAS No. 141R"), replacing SFAS No. 141. SFAS No. 141R changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. SFAS No. 141R will be applied prospectively for business combinations occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 160 will standardize the accounting for and reporting of minority interests in the financial statements, which will be presented as noncontrolling interests and classified as a component of equity. In addition, statements of operations will report consolidated net income before an allocation to both the parent and the noncontrolling interest. This new presentation will have an impact on the basic financial statements as well as the disclosures to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and is effective for us at January 1, 2009. We have not yet determined the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures regarding derivative instruments and hedging activities, enabling a better understanding of their effects on an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and is effective for us at January 1, 2009.

Management believes the impact of other recently issued accounting standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

NOTE 2. EARNINGS PER SHARE ("EPS")

The following schedule is a reconciliation of the basic and diluted EPS computations:

	Year Ended December 31,		
(In millions, except per share data)	**2008**	**2007**	**2006**
Basic earnings per share:			
Income from continuing operations	$352.9	$260.6	$162.5
Weighted average number of shares outstanding	127.8	131.3	137.0
Basic earnings per share from continuing operations	$ 2.76	$ 1.98	$ 1.19
Diluted earnings per share:			
Income from continuing operations	$352.9	$260.6	$162.5
Weighted average number of shares outstanding	127.8	131.3	137.0
Effect of dilutive securities:			
Options on common stock	0.5	1.0	1.7
Restricted stock	1.4	1.5	1.6
Total shares and dilutive securities	129.7	133.8	140.3
Diluted earnings per share from continuing operations	$ 2.72	$ 1.95	$ 1.16

NOTE 3. DISCONTINUED OPERATIONS

We report discontinued operations in accordance with the guidance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, we report businesses or asset groups as discontinued operations when we commit to a plan to divest the business or asset group and the sale of the business or asset group is deemed probable within the next 12 months.

In October 2007, we announced the intention to spin-off 100% of our FoodTech and Airport Systems businesses. On July 12, 2008, our Board of Directors approved the spin-off of the businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend to our shareholders. We distributed 0.216 shares of JBT common stock for every share of our stock outstanding as of the close of business on July 22, 2008. We did not retain any shares of JBT common stock. JBT is now an independent public company traded on the New York Stock Exchange (symbol JBT).

Prior to the spin-off, we received necessary regulatory approvals, including a private letter ruling from the Internal Revenue Service ("IRS") regarding the tax-free status of the transaction for U.S. federal income tax purposes and a declaration of effectiveness from the Securities and Exchange Commission for JBT's registration statement on Form 10. The distribution resulted in a net decrease in our stockholders' equity of $16.9 million which primarily represents a $46.1 million decrease in retained earnings partially offset by a $27.9 million decrease in accumulated other comprehensive loss.

In connection with this transaction, JBT distributed $157.8 million to us which was used to repurchase stock and reduce our outstanding debt, pursuant to certain terms of the IRS private letter ruling. JBT made an additional cash distribution to FMC Technologies Inc. of $38.4 million in October 2008, pursuant to certain terms of the Separation and Distribution Agreement entered into by FMC Technologies and JBT. This amount is reported in cash and cash equivalents in the consolidated balance sheet at December 31, 2008. However, as required under the terms of the IRS private letter ruling, this amount is currently held in a segregated account and must be used to repurchase FMC Technologies stock no later than July 31, 2009.

At the time of the spin-off of JBT, all outstanding stock options to purchase our common stock and all restricted stock shares awarded in 2007 and held by employees of JBT were cancelled. Restricted stock shares awarded prior to 2007 and held by employees of JBT were maintained by us and will vest in 2009. At the completion of the spin-off of JBT, outstanding stock options to purchase our common stock and outstanding restricted stock units held by our directors and employees who remained with us were adjusted to preserve the intrinsic value of the shares held prior to the spin-off.

During 2007, we sold two units from our FoodTech segment, one of which generated an after-tax gain of $3.1 million.

During 2006, we sold our Floating Systems subsidiary for $54.4 million. Floating Systems supplied turret and mooring systems, riser systems and control and service buoys for a broad range of marine and subsea projects. We recorded a gain on disposal of $34.8 million, net of tax of $18.5 million. Net assets disposed in the sale included $1.7 million in goodwill. With the sale of our Floating Systems subsidiary, we have no continuing involvement in floating production systems.

The results of the businesses, including the gains on disposition, have been reported as discontinued operations for all periods presented.

The consolidated statements of income include the following in discontinued operations:

(In millions)	Year Ended December 31, 2008	2007	2006
Revenue	$612.5	$997.2	$1,002.6
Income before income taxes	$ 35.3	$ 66.3	$ 163.8
Income tax provision	26.9	24.1	50.0
Income from discontinued operations	$ 8.4	$ 42.2	$ 113.8

Income from discontinued operations in 2006 includes $1.9 million in income resulting from the resolution of product liability claims related to our discontinued construction equipment group.

The major classes of assets and liabilities of businesses reported as discontinued operations included in the accompanying consolidated balance sheets are shown below:

(In millions)	Year Ended December 31, 2008	2007
Assets:		
Trade receivables, net	$ —	$182.5
Inventories	—	142.9
Property, plant and equipment, net	—	126.8
Other assets	—	81.6
Assets of discontinued operations	$ —	$533.8
Liabilities:		
Accounts payable, trade and other	$ —	$ 98.9
Advance payments and progress billings	—	101.6
Other liabilities	2.7	139.7
Liabilities of discontinued operations	$ 2.7	$340.2

NOTE 4. BUSINESS COMBINATION

In August 2003, we acquired 55% of CDS Engineering BV ("CDS") and retained a commitment to purchase the remaining 45% in 2009 from the original CDS owners, who are members of CDS management and therefore related parties.

In the first quarter of 2007, CDS issued 18,000 shares to the minority interest shareholder of a CDS subsidiary in exchange for all of the minority interest outstanding of that subsidiary. The minority interest holder of the subsidiary was a member of CDS management and was therefore a related party. This transaction resulted in the minority shareholder obtaining a 9% interest in CDS and diluted the original CDS owners' and our interest to 40.95% and 50.05%, respectively.

The agreement associated with this transaction required that we repurchase the CDS shares issued, and therefore, we recorded the transaction as the purchase of minority interest by issuing redeemable shares in accordance with EITF D-98 "Classification and Measurement of Redeemable Securities." The initial carrying amount of the redeemable shares was $10.0 million and reflected the fair value of the shares issued in exchange for the subsidiary's minority interest. We recorded $3.1 million in intangibles, $6.8 million in goodwill and $0.8 million in deferred tax liabilities in connection with the transaction. During the fourth quarter of 2007, we converted the redeemable securities into a note payable in two installments scheduled for 2009 and 2011 (Note 16). We agreed to provide additional consideration in 2011 contingent upon earnings and continued employment. The individual voluntarily terminated employment during 2008 and no further consideration related to continued employment is required. Likewise, we were released from the obligations associated with the note payable through its replacement by an escrow agreement with scheduled payments, totaling approximately $7.8 million, to be made in accordance with the original terms of the note payable. The principal amount due to the individual is appropriately recorded in current and long-term debt at December 31, 2008.

In the second quarter of 2007, we amended the 2003 Sales and Purchase Agreement with the original CDS owners to allow for the purchase of their 40.95% interest immediately for cash of $40.0 million plus a payment in 2009 consisting of a fixed amount of 11.2 million Euros and a variable component based on CDS earnings. During the fourth quarter of 2007, we settled both the fixed and variable commitments with a payment of 13.5 million Euros. We recorded $35.6 million in intangible assets, $27.6 million in goodwill and $4.3 million in deferred tax liabilities. These transactions accelerated our planned buyout of the minority shareholders and allowed us to record 100% of CDS earnings beginning April 2, 2007. CDS has been a consolidated subsidiary reported in the Energy Production Systems segment since our initial investment in 2003.

NOTE 5. INVENTORIES

Inventories consisted of the following:

(In millions)	December 31, 2008	December 31, 2007
Raw materials	$ 124.8	$ 134.8
Work in process	84.7	87.7
Finished goods	472.2	424.5
Gross inventories before LIFO reserves and valuation adjustments	681.7	647.0
LIFO reserves and valuation adjustments	(122.4)	(113.8)
Inventory, net	$ 559.3	$ 533.2

Net inventories accounted for under the LIFO method totaled $154.3 million and $126.8 million at December 31, 2008 and 2007, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $78.7 million and $71.8 million at December 31, 2008 and 2007, respectively. There were no reductions of LIFO inventory in 2008, 2007 or 2006.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(In millions)	December 31, 2008	December 31, 2007
Land and land improvements	$ 19.7	$ 15.7
Buildings	150.7	136.0
Machinery and equipment	551.0	511.2
Construction in process	105.7	138.6
	827.1	801.5
Accumulated depreciation	(332.2)	(349.2)
Property, plant and equipment, net	$ 494.9	$ 452.3

Depreciation expense was $57.7 million, $46.9 million, and $36.9 million in 2008, 2007 and 2006, respectively.

The amount of interest cost capitalized was $3.8 million, $5.0 million and $2.7 million in 2008, 2007 and 2006, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

Goodwill—

The carrying amount of goodwill by business segment was as follows:

(In millions)	December 31, 2008	December 31, 2007
Energy Production Systems	$114.7	$133.7
Energy Processing Systems	14.0	14.1
Total goodwill	$128.7	$147.8

In 2007, we recorded $34.4 million in goodwill in connection with our purchases of minority interests in CDS and $3.3 million related to an acquisition in the Energy Processing Systems segment. Certain of our goodwill balances are subject to foreign currency translation adjustments. Fluctuations in exchange rates contributed to the $19.1 million decrease in the total goodwill balance for 2008.

Intangible assets—The components of intangible assets were as follows:

	December 31,			
	2008		2007	
(In millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Customer lists	$34.3	$ 6.6	$35.1	$ 4.2
Patents and acquired technology	48.1	10.2	49.9	7.1
Trademarks	6.6	2.6	6.8	2.2
Other	2.0	1.4	4.1	2.8
Total intangible assets	$91.0	$20.8	$95.9	$16.3

Additions to our intangible assets during 2007 included assets associated with our purchases of minority interests in CDS. There were no additions to our intangible assets during 2008.

All of our acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. We recorded $7.2 million, $6.5 million and $2.1 million in amortization expense related to acquired intangible assets during the years ended December 31, 2008, 2007 and 2006, respectively. In the fourth quarter of 2007, management revised their estimate of the remaining lives of the intangible assets related to the acquisition of CDS. Therefore, we effected a change in estimate to reduce the remaining life for customer lists from 25 years to 15 years; for patents and acquired technology from 20 years to 15 years; and for trademarks from 20 years to 10 years. We accounted for this change in estimate in the fourth quarter of 2007 and the impact was not material. During the years 2009 through 2013, annual amortization expense is expected to be as follows: $5.9 million in 2009, $5.9 million in 2010, $5.5 million in 2011, $5.3 million in 2012, and $5.0 million in 2013.

NOTE 8. SALE LEASEBACK TRANSACTION

In March 2007, we sold and leased back property in Houston, Texas consisting of land, corporate offices and production facilities primarily related to the Energy Production Systems segment. We received proceeds of $58.1 million in connection with the sale. The carrying value of the property sold was $20.3 million. We accounted for the transaction as a sale leaseback resulting in (i) first quarter 2007 recognition of $1.3 million of the $37.4 million gain on the transaction and (ii) the deferral of the remaining $36.1 million of the gain, which will be amortized to rent expense over a noncancellable ten-year lease term. The deferred gain is presented in other liabilities in the consolidated balance sheet. The lease expires in 2022 and provides for two 5-year optional extensions as well as the option to terminate the lease in 2017, subject to a $3.3 million fee. Annual rent of $4.2 million escalates 2% per year. The lease has been recorded as an operating lease.

NOTE 9. DEBT

In December 2007, we entered into a $600 million five-year revolving credit agreement maturing in December 2012 with JPMorgan Chase Bank, N.A., as Administrative Agent. Borrowings under the credit agreement accrue interest at a rate equal to, at our option; either (a) a base rate determined by reference to the higher of (1) the agent's prime rate and (2) the federal funds rate plus 1/2 of 1% or (b) an interest rate of 45 basis points above the London Interbank Offered Rate ("LIBOR"). The margin over LIBOR is variable and is determined based on our debt rating. Among other restrictions, the terms of the credit agreement include negative covenants related to liens and a financial covenant related to the debt to earnings ratio. We are in compliance with all restrictive covenants as of December 31, 2008.

Available capacity under the credit facility is reduced by outstanding letters of credit associated with the facility, which totaled $26.9 million as of December 31, 2008, and any outstanding commercial paper. Unused capacity under the credit facility at December 31, 2008 totaled $114.1 million.

We have a $5 million short-term uncommitted credit facility maturing on December 31, 2009. There were no borrowings under the facility at December 31, 2008.

Commercial paper—Under our commercial paper program, we have the ability to access $500.0 million of short-term financing through our commercial paper dealers subject to the limit of unused capacity of the $600 million five-year revolving credit facility. Commercial paper borrowings are issued at market interest rates.

Property financing—In September 2004, we entered into agreements for the sale and leaseback of an office building having a net book value of $8.5 million. Under the terms of the agreement, the building was sold for $9.7 million in net proceeds and leased back under a 10-year lease. We have subleased this property to a third party under a lease agreement that is being accounted for as an operating lease. We have accounted for the transaction as a financing transaction and are amortizing the related obligation using an effective annual interest rate of 5.37%.

Uncommitted credit—We have uncommitted credit lines at many of our international subsidiaries for immaterial amounts. We utilize these facilities to provide a more efficient daily source of liquidity. The effective interest rates depend upon the local national market.

Short-term debt and current portion of long-term debt—Short-term debt and current portion of long-term debt consisted of the following:

(In millions)	December 31, 2008	December 31, 2007
Property financing	$ 0.4	$ 0.4
Foreign uncommitted credit facilities	19.1	6.8
Other	3.5	—
Total short-term debt and current portion of long-term debt	$23.0	$ 7.2

Long-term debt—Long-term debt consisted of the following:

(In millions)	December 31, 2008	December 31, 2007
Revolving credit facilities	$407.0	$ —
Commercial paper (1)	52.0	103.0
Property financing	8.5	8.9
Other	8.4	0.7
Total long-term debt	475.9	112.6
Less: current portion	(3.9)	(0.4)
Long-term debt, less current portion	$472.0	$112.2

(1) Committed credit available under our five-year revolving credit facility maturing in 2012 provides the ability to refinance our commercial paper obligations on a long-term basis. Therefore, at December 31, 2008 as we have both the ability and intent to refinance these obligations on a long-term basis, our commercial paper borrowings were classified as long-term on the consolidated balance sheet. Commercial paper borrowings as of December 31, 2008 had an average interest rate of 1.68%.

Maturities of total long-term debt as of December 31, 2008, are payable as follows: $3.9 million in 2009, $0.4 million in 2010, $4.8 million in 2011, $459.5 million in 2012, $0.6 million in 2013 and $6.7 million thereafter.

Interest rate swaps—During 2007, we held interest rate swaps related to interest payments on $150.0 million of our variable rate borrowings on our $370 million revolving credit facility. The effect of these interest rate swaps, which were acquired in December 2005, was to fix the effective annual interest rate of these variable rate borrowings at 5.25%. The swaps were accounted for as cash flow hedges. In December 2007, the variable rate borrowings on the $370 million revolving credit facility were repaid in full and replaced with variable rate commercial paper. The swaps were terminated in January 2008 with no material earnings impact.

The deferred gain from a prior discontinued swap transaction in the amount of $4.6 million was included in accumulated other comprehensive loss as of December 31, 2006, and $1.0 million and $3.6 million of the gain has been amortized during 2008 and 2007, respectively, as interest expense on the underlying debt affected earnings.

NOTE 10. INCOME TAXES

Domestic and foreign components of income before income taxes are shown below:

(In millions)	Year Ended December 31,		
	2008	2007	2006
Domestic	$ 63.4	$104.2	$ 40.5
Foreign	441.5	290.9	184.7
Income before income taxes	$504.9	$395.1	$225.2

The provision for income taxes consisted of:

(In millions)	Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ 19.7	$ 46.5	$ (1.4)
State	0.8	3.9	(0.1)
Foreign	58.9	74.7	27.6
Total current	79.4	125.1	26.1
Non-Current	9.2	3.9	—
Deferred:			
(Decrease) increase in the valuation allowance for deferred tax assets	(0.5)	0.2	(11.3)
Other deferred tax expense (benefit)	63.9	5.3	47.9
Total deferred	63.4	5.5	36.6
Provision for income taxes	$152.0	$134.5	$ 62.7

Significant components of our deferred tax assets and liabilities were as follows:

(In millions)	December 31, 2008	December 31, 2007
Deferred tax assets attributable to:		
Accrued expenses	$ 50.4	$ 31.5
Foreign tax credit carryforwards	27.2	24.5
Accrued pension and other postretirement benefits	76.5	22.8
Stock-based compensation	26.6	22.9
Net operating loss carryforwards	11.0	12.6
Inventories	17.1	15.8
Foreign Exchange	52.2	11.1
Other	3.4	1.8
Deferred tax assets	264.4	143.0
Valuation allowance	(2.0)	(2.5)
Deferred tax assets, net of valuation allowance	262.4	140.5
Deferred tax liabilities attributable to:		
Revenue in excess of billings on contracts accounted for under the percentage of completion method	87.7	63.8
Property, plant and equipment, goodwill and other assets	51.4	47.3
Deferred tax liabilities	139.1	111.1
Net deferred tax assets	$123.3	$ 29.4

At December 31, 2008 and 2007, the carrying amount of net deferred tax assets and the related valuation allowance included the impact of foreign currency translation adjustments. Included in our deferred tax assets at December 31, 2008 are U.S. foreign tax credit carryforwards of $27.2 million, which, if not utilized, will begin to expire after 2014. Realization of these deferred tax assets is dependent on the generation of sufficient U.S. taxable income prior to the above date. Based on long-term forecasts of operating results, management believes that it is more likely than not that domestic earnings over the forecast period will result in sufficient U.S. taxable income to fully realize these deferred tax assets. In its analysis, management has considered the effect of foreign deemed dividends and other expected adjustments to domestic earnings that are required in determining U.S. taxable income. Foreign earnings taxable to us as dividends, including deemed dividends for U.S. tax purposes, were $134.3 million, $62.2 million, and $16.9 million in 2008, 2007 and 2006, respectively. Also included in deferred tax assets are tax benefits related to net operating loss carryforwards attributable to foreign entities. If not utilized, these net operating loss carryforwards will begin to expire in 2009. Management believes it is more likely than not that we will not be able to utilize certain of these operating loss carryforwards before expiration; therefore, we have established a valuation allowance against the related deferred tax assets.

By country, current and non-current deferred income taxes included in our consolidated balance sheet at December 31, 2008, were as follows:

(In millions)	December 31, 2008 Current asset (liability)	Non-current asset (liability)	Total
United States	$ 58.4	$143.1	$201.5
Norway	(75.8)	10.6	(65.2)
Brazil	12.7	(21.1)	(8.4)
Other foreign	4.6	(9.2)	(4.6)
Net deferred tax assets (liabilities)	$ (0.1)	$123.4	$123.3

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(In millions)	Federal, State and Foreign Tax	Accrued Interest and Penalties	Gross Unrecognized Income Tax Benefits	Deferred Income Tax Benefits	Net
Balance at January 1, 2008	$18.9	$ 3.5	$22.4	$(2.1)	$20.3
Additions for tax positions related to the current year	—	—	—	—	—
Additions for tax positions related to prior years	9.9	3.1	13.0	(1.3)	11.7
Reductions for tax positions due to settlements	—	—	—	—	—
Reductions due to a lapse of the statute of limitations	—	—	—	—	—
Other reductions for tax positions related to prior years	(0.8)	(0.3)	(1.1)	0.1	(1.0)
Balance at December 31, 2008	28.0	6.3	34.3	(3.3)	31.0
Less tax positions related to temporary differences	(1.3)	—	(1.3)	—	(1.3)
Tax positions that, if recognized, would impact the effective tax rate as of December 31, 2008	$26.7	$ 6.3	$33.0	$(3.3)	$29.7

It is our policy to classify interest expense and penalties recognized on underpayments of income taxes as income tax expense. The gross amounts of interest expense and penalties included in unrecognized tax benefits as of January 1 and December 31, 2008 are reflected in the table above.

It is reasonably possible that within twelve months unrecognized tax benefits related to certain tax reporting positions taken in prior periods could decrease by up to $4.7 million, due to either the expiration of the statute of limitations in certain jurisdictions or the resolution of current income tax examinations, or both.

Tax years after 1999, 2004 and 2002 remain subject to examination in Norway, Brazil and the United States, respectively.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,		
	2008	2007	2006
Statutory U.S. federal income tax rate	35%	35%	35%
Net difference resulting from:			
Foreign earnings subject to different tax rates	(9)	(5)	(6)
Tax on foreign intercompany dividends and deemed dividends for tax purposes	3	1	2
Net change in unrecognized tax benefits	2	1	—
Net change in valuation allowance	—	—	(6)
Other	(1)	2	3
Total difference	(5)	(1)	(7)
Effective income tax rate	30%	34%	28%

The 2006 provision for income taxes included the reversal of a $12.2 million valuation allowance on deferred tax assets related to our Brazilian operations. Profitability and updated projections for future taxable income in Brazil caused us to change our assessment of the recoverability of deferred tax assets and reverse the valuation allowance established in prior years.

U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries. The cumulative balance of these undistributed earnings was $571.9 million at December 31, 2008. It is not practicable to determine the amount of applicable taxes that would be incurred if any of these earnings were repatriated.

NOTE 11. PENSIONS AND POSTRETIREMENT AND OTHER BENEFIT PLANS

We have funded and unfunded defined benefit pension plans that together cover substantially all of our U.S. employees. The plans provide defined benefits based on years of service and final average salary. Foreign-based employees are eligible to participate in FMC Technologies-sponsored or government-sponsored benefit plans to which we contribute. Several of the foreign defined benefit pension plans sponsored by us provide for employee contributions; the remaining plans are noncontributory.

We have other postretirement benefit plans covering substantially all of our U.S. employees who were hired prior to January 1, 2003. The postretirement health care plans are contributory; the postretirement life insurance plans are noncontributory.

We have adopted the provisions of SFAS No. 87, "Employers' Accounting for Pensions," as amended by SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires recognition of the funded status of defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of a plan's assets and its obligations that determine its funded status as of the date of the consolidated balance sheet. We have applied this guidance to our domestic pension and other postretirement benefit plans as well as for many of our non-U.S. plans, including those covering employees in the United Kingdom, Norway, Germany, France, Sweden and Canada. In 2007, we included our defined benefit plans covering employees in Belgium to the pension disclosures. The opening projected benefit obligation and plan assets are reflected in the plan transition caption of the funded status reconciliation. Pension expense measured in compliance with SFAS No. 87 for the other non-U.S. pension plans is not materially different from the locally reported pension expense.

The funded status of our U.S. qualified and nonqualified pension plans, certain foreign pension plans and U.S. postretirement health care and life insurance benefit plans, together with the associated balances recognized in our consolidated financial statements as of December 31, 2008 and 2007, were as follows:

(In millions)	2008	2007	2008	2007
	Pensions		Other postretirement benefits	
Accumulated benefit obligation	$ 547.1	$755.7		
Projected benefit obligation at January 1	$ 911.7	$841.6	$ 19.7	$ 20.5
Transfer of liability to JBT as a result of the spinoff	(219.6)	—	(6.4)	—
Service cost	33.5	31.1	0.1	—
Interest cost	38.9	48.9	0.7	1.2
Actuarial (gain) loss	17.6	(12.0)	(1.7)	(0.4)
Amendments	—	0.6	—	0.1
Settlement loss	5.4	—	—	—
Plan transition	—	13.2	—	—
Foreign currency exchange rate changes	(86.4)	15.1	—	—
Plan participants' contributions	2.1	3.3	—	0.9
Benefits paid	(33.8)	(30.1)	(1.4)	(2.6)
Projected benefit obligation at December 31	669.4	911.7	11.0	19.7
Fair value of plan assets at January 1	841.8	769.3	—	—
Transfer of assets to JBT as a result of the spinoff	(185.0)	—	—	—
Actual return on plan assets	(166.5)	34.9	—	—
Company contributions	91.7	43.2	1.4	1.7
Plan transition	—	7.8	—	—
Foreign currency exchange rate changes	(73.8)	13.4	—	—
Plan participants' contributions	2.1	3.3	—	0.9
Benefits paid	(33.8)	(30.1)	(1.4)	(2.6)
Fair value of plan assets at December 31	476.5	841.8	—	—
Funded status of the plans (liability) at December 31	$(192.9)	$ (69.9)	$(11.0)	$(19.7)
Other noncurrent assets	$ (1.0)	$ 13.4	$ —	$ —
Current portion of accrued pension and other postretirement benefits	(20.1)	(13.6)	(0.7)	(1.5)
Accrued pension and other postretirement benefits, net of current portion	(171.8)	(39.5)	(10.3)	(10.9)
Net amount recognized in the balance sheet for discontinued operations	—	(30.2)	—	(7.3)
Funded status recognized in the consolidated balance sheets at December 31, 2008 and 2007	$(192.9)	$ (69.9)	$(11.0)	$(19.7)
Amounts recognized in accumulated other comprehensive (income) loss:				
Unrecognized actuarial (gain) loss	$ 296.1	$128.7	$ (0.7)	$ (0.2)
Unrecognized prior service credit	(1.7)	(2.2)	(5.4)	(11.8)
Unrecognized transition asset	(2.0)	(3.3)	—	—
Accumulated other comprehensive (income) loss at December 31	$ 292.4	$123.2	$ (6.1)	$(12.0)
Plans with underfunded or non-funded projected benefit obligation:				
Aggregate projected benefit obligation	$ 669.4	$184.9	$ 11.0	$ 19.7
Aggregate fair value of plan assets	476.5	97.1	—	—
Plans with underfunded or non-funded accumulated benefit obligation:				
Aggregate accumulated benefit obligation	$ 367.7	$ 67.2		
Aggregate fair value of plan assets	260.6	9.1		

The following table summarizes the components of net periodic benefit cost:

(In millions)	Pensions			Other postretirement benefits		
	2008	2007	2006	2008	2007	2006
Components of net annual benefit cost:						
Service cost	$ 33.5	$ 31.1	$ 25.2	$ 0.1	$—	$(0.1)
Interest cost	38.9	48.9	42.0	0.7	1.2	1.2
Expected return on plan assets	(49.9)	(62.8)	(53.2)	—	—	—
Settlement cost	8.1	—	—	—	—	—
Amortization of transition asset	(0.6)	(0.6)	(0.6)	—	—	—
Amortization of prior service cost (credit)	0.3	0.5	0.5	(1.4)	(2.5)	(2.6)
Amortization of net actuarial loss (gain)	3.7	9.5	10.2	(0.1)	—	0.1
Net annual benefit cost (income)	$ 34.0	$ 26.6	$ 24.1	$(0.7)	$(1.3)	$(1.4)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Net actuarial loss (gain)	$174.1	$ 8.0		$(0.7)	$(0.7)	
Amortization of net actuarial loss	(3.7)	(9.5)		0.2	—	
Prior service cost	0.9	0.6		4.4	0.1	
Amortization of prior service (cost) credit	(0.3)	(0.5)		2.0	2.5	
Amortization of transition asset	0.6	0.6		—	—	
Total recognized in other comprehensive income	171.6	(0.8)		5.9	1.9	
Total recognized in net periodic benefit cost and other comprehensive income	$205.6	$ 25.8		$ 5.2	$ 0.6	

The estimated net actuarial loss, prior service cost credit, and transition asset credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $15.5 million, $0.2 million and $0.5 million, respectively. The estimated prior service benefit for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $1.3 million. Prior service costs and the unrecognized actuarial losses are amortized on a straight-line basis over the average remaining service period of employees eligible to receive benefits under the plan.

Key assumptions—The following weighted-average assumptions were used to determine the benefit obligations:

	Pensions		Other postretirement benefits	
	2008	2007	2008	2007
Discount rate	5.92%	6.02%	6.10%	6.50%
Rate of compensation increase	4.04%	4.00%	—	—

The weighted average discount rate for pension expense dropped from 6.02% in 2007 to 5.92% in 2008, which resulted from a decrease in the discount rates used in determining the pension benefits principally in the U.S. plans. The discount rate used for determining the U.K. pension benefit obligations grew from 5.61% in 2007 to 5.95% in 2008. The discount rate used in determining U.S. pension benefit obligations decreased from 6.50% in 2007 to 6.10% in 2008.

The following weighted-average assumptions were used to determine net periodic benefit cost:

	Pensions			Other postretirement benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	6.02%	5.62%	5.46%	6.50%	6.00%	5.80%
Rate of compensation increase	4.00%	3.85%	3.58%	—	—	—
Expected rate of return on plan assets	8.21%	8.46%	8.57%	—	—	—

Our estimate of expected rate of return on plan assets is based primarily on the historical performance of plan assets, current market conditions and long-term growth expectations.

In 2008 we moved to a fully insured postretirement medical plan in which premium costs are paid by the employee. The disclosed postretirement medical obligation (included in other postretirement benefits) reflects a flat dollar subsidy paid to retirees hired prior to 2003 that offsets employee premiums to the plan. This subsidy will not be indexed for inflation or expected healthcare cost increases.

Plan assets—Our pension plan asset allocation, by asset category, was as follows:

	December 31,	
(Percent of plan assets)	2008	2007
Equity securities	69.6%	83.9%
Insurance contracts	12.3	11.5
Cash	3.1	3.1
Debt securities	12.4	0.3
Other	2.6	1.2
Total	100.0%	100.0%

Our pension investment strategy emphasizes maximizing returns, consistent with ensuring that sufficient assets are available to meet liabilities, and minimizing corporate cash contributions. Investment managers are retained to invest 100% of discretionary funds and are provided a high level of freedom in asset allocation. Targets include: exceeding relevant equity indices, performing in the top quartile of all large U.S. pension plans and obtaining an absolute rate of return at least equal to the discount rate used to value plan liabilities.

Contributions—We expect to contribute approximately $34.7 million to our pension and other postretirement benefit plans in 2009. The pension contributions will be primarily for the U.K. and Norway qualified pension plans. Additionally, the expected contribution amount includes the funding for projected lump sum payouts in our non-qualified pension plans. All of the contributions are expected to be in the form of cash. In 2008 and 2007, we contributed $91.7 million and $43.2 million to the pension plans, respectively, which included $61.8 million and $15.0 million, respectively, to the U.S. qualified pension plan.

Estimated future benefit payments—The following table summarizes expected benefit payments from our various pension and postretirement benefit plans through 2017. Actual benefit payments may differ from expected benefit payments.

(In millions)	Pensions	Other postretirement benefits
2009	$ 37.3	$0.7
2010	21.2	0.8
2011	26.5	0.9
2012	33.0	0.9
2013	31.1	1.0
2014-2018	173.8	5.1

Savings Plans—The FMC Technologies, Inc. Savings and Investment Plan, a qualified salary reduction plan under Section 401(k) of the Internal Revenue Code, is a defined contribution plan. Additionally, we have a non-qualified deferred compensation plan, the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan ("Non-Qualified Plan"), which allows certain highly compensated employees the option to defer the receipt of a portion of their salary. We match a portion of the participants' deferrals to both plans.

Participants in the Non-Qualified Plan earn a return based on hypothetical investments in the same options as our 401(k) plan, including FMC Technologies stock. Changes in the market value of these participant investments are reflected as an adjustment to the deferred compensation liability with an offset to other income (expense), net. As of December 31, 2008 and 2007, our liability for the Non-Qualified Plan was $20.5 million and $38.0 million, respectively, and was recorded in other non-current liabilities. We hedge the financial impact of changes in the participants' hypothetical investments by purchasing the investments that the participants have chosen. With the exception of FMC Technologies stock, which is maintained at its cost basis, changes in the fair value of these investments are recognized as an offset to other income (expense), net. As of December 31, 2008 and 2007, we had investments for the Non-Qualified Plan totaling $17.6 million and $28.3 million, respectively, at fair market value and FMC Technologies stock held in trust of $6.3 million and $5.4 million, respectively, at its cost basis.

We recognized expense of $10.6 million, $9.6 million and $8.3 million, for matching contributions to these plans in 2008, 2007 and 2006, respectively.

NOTE 12. STOCK-BASED COMPENSATION

We sponsor a stock-based compensation plan, which is described below, and have granted awards primarily in the form of nonvested stock awards (also known as restricted stock in the plan document) and stock options. The compensation expense for awards under the plan for each of the years in the three year period ended December 31, 2008 is as follows:

(In millions)	2008	2007	2006
Stock-based compensation expense			
Restricted stock	$26.2	$19.4	$14.1
Stock options	—	—	1.2
Other	1.8	1.7	1.2
Total stock-based compensation expense	$28.0	$21.1	$16.5
Income tax benefits related to stock-based compensation expense	$10.4	$ 7.8	$ 6.4

Stock-based compensation expense is recognized over the lesser of the stated vesting period (three or four years) or the period until the employee reaches age 62 (the retirement eligible age under the plan). As of December 31, 2008, a portion of the stock-based compensation expense related to outstanding awards remains to be recognized in future periods. The compensation expense related to nonvested awards yet to be recognized totaled $22.8 million for restricted stock. These costs are expected to be recognized over a weighted average period of 1.2 years.

Incentive compensation and stock plan—The Amended and Restated FMC Technologies, Inc. Incentive Compensation and Stock Plan (the "Plan") provides certain incentives and awards to officers, employees, directors and consultants of FMC Technologies or its affiliates. The Plan allows our Board of Directors (the "Board") to make various types of awards to non-employee directors and the Compensation Committee (the "Committee") of the Board to make various types of awards to other eligible individuals. Awards include management incentive awards, common stock, stock options, stock appreciation rights, restricted stock and stock units. All awards are subject to the Plan's provisions.

Under the Plan, 24.0 million shares of our common stock were authorized for awards. These shares are in addition to shares previously granted by FMC Corporation and converted into approximately 9.0 million shares of our common stock. As of December 31, 2008, 3.6 million shares are reserved to satisfy existing awards and 12.2 million shares are available for future awards.

Management incentive awards may be awards of cash, common stock options, restricted stock or a combination thereof. Grants of common stock options may be incentive and/or nonqualified stock options. Under the plan, the exercise price for options cannot be less than the market value of our common stock at the date of grant. Options vest in accordance with the terms of the award as determined by the Committee, which is generally after three years of service, and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock grants generally vest after three to four years of service. Additionally, most awards vest immediately upon a change of control as defined in the Plan agreement.

Stock-based compensation awards to non-employee directors consist of stock units, restricted stock and common stock options. Awards to non-employee directors generally vest on the date of our annual stockholder meeting following the date of grant. Stock options are not exercisable, and restricted stock and stock units are not issued, until a director ceases services to the Board. At December 31, 2008, outstanding awards to active and retired non-employee directors included 11 thousand vested stock options and 436 thousand stock units.

Restricted stock—

A summary of the nonvested restricted stock awards as of December 31, 2008 and changes during the year is presented below:

(Number of restricted stock shares in thousands)	Shares	Weighted-average grant date fair value
Nonvested at December 31, 2007 **	3,302	$23.19
Granted **	527	$51.01
Vested	(1,143)	$15.74
Forfeited	(15)	$30.77
Cancelled *	(177)	$30.51
Nonvested at December 31, 2008	2,494	$31.92

* At the time of the spin-off of JBT, all outstanding restricted stock shares awarded in 2007 and held by employees of JBT were cancelled.

** Awards granted prior to July 31, 2008 have been adjusted to reflect the impact of the dividend of JBT common stock.

In 2008, we granted time-based restricted stock awards, as well as awards with performance and market conditions. The vesting period for these awards is three years from the grant date.

For current year performance-based awards, the payout was dependent upon our performance relative to a peer group of companies with respect to EBITDA growth and return on investment for the year ending December 31, 2008. Based on results for the performance period, the payout will be 186 thousand shares at the vesting date in January 2011. Compensation cost has been measured for 2008 based on the actual outcome of the performance conditions.

For current year market-based awards, the payout was contingent upon our performance relative to the same peer group of companies with respect to total shareholder return for the year ending December 31, 2008. Based on results for the performance period, the payout will be 93 thousand shares at the vesting date in January 2011. Compensation cost for these awards has been calculated using the grant date fair market value, as estimated using a Monte Carlo simulation.

The following summarizes values for restricted stock activity in each of the years in the three year period ended December 31, 2008:

	2008	2007	2006
Weighted average grant date fair value of restricted stock awards granted	$51.01	$31.44	$23.13
Fair value of restricted stock vested (in millions)	$ 62.9	$ 33.4	$ 18.3

On January 2, 2009, restricted stock awards vested and approximately 931 thousand shares were issued to employees.

Stock options—

There were no options granted, forfeited or expired during the year ended December 31, 2008.

The following shows stock option activity for the year ended December 31, 2008:

(Number of stock options in thousands, intrinsic value in millions)	Shares under option	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate Intrinsic Value
Outstanding at December 31, 2007 **	1,362	$ 9.92		
Exercised **	(497)	$ 9.56		
Cancelled *	(51)	$ 9.98		
Outstanding and exercisable at December 31, 2008	814	$10.14	4.1	$11.1

* At the time of the spin-off of JBT, all outstanding stock options to purchase our common stock and held by employees of JBT were cancelled.

** Awards granted prior to July 31, 2008 have been adjusted to reflect the impact of the dividend of JBT common stock.

The aggregate intrinsic value reflects the value to the option holders, or the difference between the market price as of December 31, 2008 and the exercise price of the option, which would have been received by the option holders had all options been exercised as of that date. While the intrinsic value is representative of the value to be gained by the option holders, this value is not indicative of compensation expense recorded by us. Compensation expense on stock options was calculated on the date of grant using the fair value of the options, as determined by a Black-Scholes option pricing model and the number of options granted, reduced by estimated forfeitures.

The intrinsic value of options exercised for each of the years in the three year period ended December 31, 2008 was $26.9 million, $59.5 million, and $51.0 million, respectively.

APIC pool—

In November 2005, the FASB issued Staff Position FAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share Based Payment Awards," which allowed a one-time election to adopt one of two acceptable methodologies for calculating the initial additional paid in capital ("APIC") pool. During the third quarter of 2006, we elected to adopt the transition guidance for the APIC pool in paragraph 81 of SFAS No. 123R. The APIC pool reflects the excess tax benefits generated upon stock option exercise or restricted stock issuance when our allowable income tax deduction for the award exceeds the compensation expense recorded for book purposes. Subsequent to adoption, the APIC pool will be increased by tax benefits from stock-based compensation and decreased by tax losses caused when the recorded stock-based compensation for book purposes exceeds the allowable income tax deduction. As of December 31, 2008, our APIC pool totaled $71.7 million.

NOTE 13. STOCKHOLDERS' EQUITY

Capital stock—The following is a summary of our capital stock activity during each of the years in the three-year period ended December 31, 2008:

(Number of shares in thousands)	Common stock issued	Common stock held in employee benefit trust	Common stock held in treasury
December 31, 2005	140,012	256	3,502
Stock awards	2,736	—	(548)
Treasury stock purchases	—	—	5,038
Net stock sold from employee benefit trust	—	(30)	—
December 31, 2006	142,748	226	7,992
Stock awards	411	—	(2,204)
Treasury stock purchases	—	—	7,882
Net stock sold from employee benefit trust	—	(56)	—
December 31, 2007	143,159	170	13,670
Stock awards	—	—	(1,254)
Treasury stock purchases	—	—	5,703
Net stock sold from employee benefit trust	—	(48)	—
December 31, 2008	143,159	122	18,119

The plan administrator of the Non-Qualified Plan purchases shares of our common stock on the open market. Such shares are placed in a trust owned by FMC Technologies.

In February 2005, we announced plans to begin repurchasing shares subject to our four million share authorization by the Board of Directors. In February 2006, the Board of Directors approved the repurchase of an additional 10 million shares of our issued and outstanding common stock. In the year ended December 31, 2006, we repurchased 5.0 million shares for $142.5 million. In February 2007, the Board of Directors approved the repurchase of an additional 16 million shares of our issued and outstanding common stock. There were 7.9 million shares repurchased for $287.4 million in the year ended December 31, 2007. In July 2008, the Board of Directors authorized the repurchase of $95.0 million of our issued and outstanding common stock in addition to our prior authorization to repurchase up to 30 million shares. We completed the share repurchases under the $95.0 million program during the third quarter of 2008. There were 5.7 million shares repurchased for $324.0 million in the year ended December 31, 2008. We intend to hold repurchased shares in treasury for general corporate purposes, including issuances under our employee stock plans. The treasury shares are accounted for using the cost method.

No cash dividends were paid on our common stock in 2008, 2007 or 2006.

On June 7, 2001, our Board of Directors declared a dividend distribution to each recordholder of common stock of one Preferred Share Purchase Right for each share of common stock outstanding at that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of FMC Technologies, one one-hundredth of a share of Series A junior participating preferred stock, without par value, at a price of $95 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated June 5, 2001. The rights expire on June 6, 2011, unless redeemed by us at an earlier date. The redemption price of $0.01 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. We have reserved 800,000 shares of Series A junior participating preferred stock for possible issuance under the agreement.

Accumulated other comprehensive income (loss)—Accumulated other comprehensive income (loss) consisted of the following:

(In millions)	December 31, 2008	December 31, 2007
Cumulative foreign currency translation adjustments	$(132.9)	$ 3.8
Cumulative deferral of hedging gains (losses), net of tax of $48.4 million and $16.4 million, respectively	(84.9)	25.3
Cumulative deferral of pension and other postretirement benefit losses, net of tax of $97.6 million and $34.9 million, respectively	(188.7)	(76.3)
Cumulative unrealized losses on investments, net of tax of $0.8 million at December 31, 2008	(1.9)	—
Accumulated other comprehensive loss	$(408.4)	$(47.2)

Accumulated other comprehensive loss at December 31, 2008 was reduced by $2.4 million of cumulative foreign currency translation adjustments and $25.5 million of pension and other postretirement benefit losses distributed to JBT as a result of the spin-off on July 31, 2008.

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivative financial instruments—We hold derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and interest rates. We hold the following types of derivative instruments:

Foreign exchange rate forward contracts—The purpose of this instrument is to hedge the risk of changes in future cash flows of anticipated purchase or sale commitments denominated in foreign currencies.

Foreign exchange rate instruments embedded in purchase and sale contracts—The purpose of this instrument is to match offsetting currency payments for particular projects, or comply with government restrictions on the currency used to purchase goods in certain countries.

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. Our major foreign currency exposures involve the markets in Western and Eastern Europe, South America, Asia, and Canada. The purpose of our foreign currency hedging activities is to manage the volatility associated with anticipated foreign currency purchases and sales created in the normal course of business. We primarily utilize forward exchange contracts with maturities of less than three years.

Our policy is to hold derivatives only for the purpose of hedging risks and not for trading purposes where the objective is solely to generate profit. Generally, we enter into hedging relationships such that changes in the fair values or cash flows of items and transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives.

The following table of all outstanding derivative instruments is based on estimated fair value amounts that have been determined using available market information and commonly accepted valuation methodologies. Accordingly, the estimates presented may not be indicative of potential gains or losses on these agreements.

	December 31, 2008		December 31, 2007	
(In millions)	**Short Term**	**Long Term**	**Short Term**	**Long Term**
Assets	$354.6	$142.4	$154.5	$105.4
Liabilities	$444.4	$175.8	$106.9	$ 69.5

Hedge ineffectiveness and the portion of cash flow hedges excluded from the assessment of hedge effectiveness were gains of $7.0 million and $3.1 million and a loss of $1.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Gains and losses are recorded in revenue and cost of sales based on the transaction hedged on the consolidated statements of income. Revenue recorded from gains and losses are reported in other revenue in the reconciliation of segment operating profit to income before income taxes.

Discontinued hedging relationships resulted in a loss of $19.6 million and gains of $7.8 million, and $3.3 million for the years ending December 31, 2008, 2007 and 2006, respectively. These gains and loses are recorded in cost of sales on the consolidated statements of income and in segment operating profit in the reconciliation of segment operating profit to income before income taxes.

Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive loss of $84.9 million and accumulated other comprehensive income of $25.3 million at December 31, 2008 and 2007, respectively. We expect to transfer approximately $59.8 million of that amount to earnings during 2009 when the forecasted offsetting hedged transactions actually occur. All forecasted transactions currently being hedged are expected to occur by 2012.

At times we enter into derivative contracts, such as forwards, options, or collars, to create a hedge against exchange rate exposure for foreign currency movements. The exposures include assets and liabilities included on our balance sheet denominated in a currency other than the reporting unit's functional currency, embedded derivatives, and fixed contracts bid in a foreign currency. These derivatives do not qualify as, nor are they designated as, hedges and therefore gains or losses for the period are recognized in earnings immediately. The gains and losses, net of remeasurement of assets and liabilities, recorded in earnings for instruments not designated as hedging instruments were a loss of $15.8 million, a gain of $27.9 million and a loss of $7.1 million for the years ending December 31, 2008, 2007 and 2006, respectively. These gains and losses are recorded in other income (expense), net on the consolidated statements of income and in other expense, net in the reconciliation of segment operating profit to income before income taxes.

Fair value disclosures—The carrying amounts of cash and cash equivalents, trade receivables, accounts payable, short-term debt, commercial paper, and debt associated with revolving credit facilities, as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value because of their short-term maturities. Investments and derivative financial instruments are carried at fair value, determined using available market information. See Note 15 for fair value disclosure of investments and derivative financial instruments.

Credit risk—By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties' financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses are established based on collectability assessments. See Note 15 for additional discussion of credit risk as it relates to derivative contracts.

NOTE 15. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157," which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted SFAS No. 157 on January 1, 2008 with respect to financial assets and financial liabilities that are measured at fair value within the consolidated financial statements and deferred the adoption for non-financial assets and non-financial liabilities until January 1, 2009. Accordingly, the provisions of SFAS No. 157 were not applied to long-lived assets, assets and liabilities held for sale, goodwill and other intangible assets measured for impairment testing purposes.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115." SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008 and did no elect to apply the fair value method to any eligible assets or liabilities at that time.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2*: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3*: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

(In millions)	Dec 31, 2008	Level 1	Level 2	Level 3
Assets				
Investments	$ 35.1	$35.1	$ —	$—
Derivatives	497.0	—	497.0	—
Total assets	$532.1	$35.1	$497.0	$—
Liabilities				
Derivatives	$620.2	$ —	$620.2	$—

Fair value measurements for assets or liabilities are valued based on quoted prices in public markets that we have the ability to access. We use the income approach as the valuation technique to measure the fair value of foreign currency derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency rate, multiplied by the contract notional values. Credit risk is then incorporated by adjusting the derivative asset value by the amount calculated by multiplying the present value of the portfolio by the counterparty's published credit spread. Portfolios in a liability position are adjusted by the same calculation; however a spread representing our credit spread is used. Our credit spread and the credit spread of other counterparties not publicly available are approximated by using the spread of similar companies in the same industry, with the same credit rating, and of similar size. The derivative asset values presented in the preceding table were reduced by $1.2 million, and the derivative liability values reduced by $5.0 million to approximate fair value including credit risk.

NOTE 16. RELATED PARTY TRANSACTIONS

John Bean Technologies Corporation—On July 12, 2008, our Board of Directors approved the spin-off of 100% of our FoodTech and Airport Systems businesses to our shareholders. The spin-off was accomplished on July 31, 2008 through a tax-free dividend of all outstanding shares of JBT, which is now an independent public company traded on the New York Stock Exchange (symbol JBT).

We entered into certain agreements which defined key provisions related to the spin-off and the relationship between the two companies after the spin-off, including, among others, a separation and distribution agreement between FMC Technologies and JBT (the "Separation and Distribution Agreement") and a tax sharing agreement between FMC Technologies and JBT (the "Tax Sharing Agreement"). The Separation and Distribution Agreement required us to contribute certain business segments and their associated assets and liabilities to JBT. As a result of the contribution, we have no interest in JBT's assets and business and, subject to certain exceptions described below, generally have no obligation with respect to JBT's liabilities. Similarly, JBT has no interest in our assets and generally has no obligation with respect to our liabilities related to retained businesses after the distribution. We generally made no representations or warranties as to the assets, businesses or liabilities transferred or assumed as part of the contribution, and generally made the transfers on an "as is, where is" basis. JBT agreed to cause us to be released from all FMC Technologies obligations to guarantee or otherwise support any liabilities or obligations of JBT not later than July 31, 2010. JBT agreed to reimburse and otherwise indemnify and hold us harmless for the full amount of all payments made or products or services delivered to third parties under any guarantee not terminated prior to July 31, 2008.

The Tax Sharing Agreement sets forth the responsibilities of the parties with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods, and disputes with taxing authorities regarding taxes for such periods. The Tax Sharing Agreement also provides that JBT will indemnify us for any tax liability we may incur as a result of any action taken by JBT after the spin-off which causes the distribution to not qualify as tax-free for U.S. federal income tax purposes under the terms of the private letter ruling received from the IRS. We will indemnify JBT against any tax liability in the case any action taken by us causes the distribution to not qualify as tax-free.

FMC Corporation—FMC Technologies was a subsidiary of FMC Corporation until the distribution of FMC Technologies' common stock by FMC Corporation, which was completed on December 31, 2001.

In June 2001, FMC Corporation contributed to us substantially all of the assets and liabilities of the businesses that comprise FMC Technologies (the "Separation"). FMC Technologies and FMC Corporation entered into certain agreements which defined key provisions related to the Separation and the ongoing relationship between the two companies after the Separation. These agreements included a Separation and Distribution Agreement ("SDA") and a Tax Sharing Agreement, which provided that FMC Technologies and FMC Corporation would make payments between them as appropriate to properly allocate tax liabilities for pre-Separation periods.

As parties to the SDA, FMC Corporation and FMC Technologies each indemnify the other party from liabilities arising from their respective businesses or contracts, from liabilities arising from breach of the SDA, from certain claims made prior to our spin-off from FMC Corporation, and for claims related to discontinued operations (Note 18).

CDS (Peledimia)—The consideration provided in 2007 for the acquisition of the CDS minority interest (Note 4) included a note payable for 6.8 million Euros, or $9.9 million. The payee was owned by a member of CDS management and thus was considered a related party. The note was payable in two installments scheduled for 2009 and 2011. The member of CDS management voluntarily terminated employment during 2008 and no further consideration related to continued employment is required.

NOTE 17. WARRANTY OBLIGATIONS

We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. We provide for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. We also provide warranty liability when additional specific obligations are identified. The obligation reflected in other current liabilities in the consolidated balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information is as follows:

(In millions)	2008	2007
Balance at beginning of year	$ 12.4	$ 11.1
Expenses for new warranties	18.3	16.0
Adjustments to existing accruals	(6.9)	(2.5)
Claims paid	(10.3)	(12.2)
Balance at end of year	$ 13.5	$ 12.4

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments—We lease office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Substantially all leases are classified as operating leases for accounting purposes. Rent expense under operating leases amounted to $72.6 million, $59.8 million and $46.8 million in 2008, 2007 and 2006, respectively.

Minimum future rental payments under noncancelable operating leases amounted to $239.6 million as of December 31, 2008, and are payable as follows: $37.0 million in 2009, $32.8 million in 2010, $28.3 million in 2011, $22.7 million in 2012, $20.1 million in 2013 and $98.7 million thereafter. Minimum future rental payments to be received under noncancelable subleases totaled $6.6 million at December 31, 2008.

Contingent liabilities associated with guarantees—In the ordinary course of business with customers, vendors and others, we issue standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled $755.7 million at December 31, 2008, represented guarantees of our future performance. We also have provided $27.7 million of bank guarantees and letters of credit to secure a portion of our existing financial obligations. The majority of these financial instruments expire within two years; we expect to replace them through the issuance of new or the extension of existing letters of credit and surety bonds.

We are the named guarantor on certain performance bonds totaling $131.5 million at December 31, 2008, issued by our former subsidiary, JBT; however, we are fully indemnified by JBT pursuant to the terms and conditions of the Separation and Distribution Agreement, dated July 31, 2008, between FMC Technologies and JBT. Management does not expect any of these financial instruments to result in losses that if incurred, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management believes that the ultimate resolution of our known contingencies will not materially affect our consolidated financial position or results of operations.

Contingent liabilities associated with legal matters—We are named defendants in a number of multi-defendant, multi-plaintiff tort lawsuits. Under the SDA with FMC Corporation, which contains key provisions relating to our 2001 spin-off from FMC Corporation, FMC Corporation is required to indemnify us for certain claims made prior to the spin-off, as well as for other claims related to discontinued operations. We expect that FMC Corporation will bear responsibility for the majority of these claims. Claims of this nature have also been asserted subsequent to the spin-off. While the ultimate responsibility for all of these claims cannot yet be determined due to lack of identification of the products or premises involved, we also expect that FMC Corporation will bear responsibility for a majority of these claims initiated subsequent to the spin-off.

While the results of litigation cannot be predicted with certainty, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position or results of operations and cash flows.

NOTE 19. BUSINESS SEGMENTS

Our determination of our reportable segments was made on the basis of our strategic business units and the commonalities among the products and services within each segment, and corresponds to the manner in which our management reviews and evaluates operating performance. We have combined certain similar operating segments that meet applicable criteria established under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Our reportable segments are:

- Energy Production Systems—designs and manufactures systems and provides services used by oil and gas companies involved in land and offshore, particularly deepwater, exploration and production of crude oil and gas.
- Energy Processing Systems—designs, manufactures and supplies technologically advanced high pressure valves and fittings for oilfield service customers; also manufactures and supplies liquid and gas measurement and transportation equipment and systems to customers involved in the production, transportation and processing of crude oil, natural gas and petroleum-based refined products.

Total revenue by segment includes intersegment sales, which are made at prices approximating those that the selling entity is able to obtain on external sales. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, net interest income (expense) associated with corporate debt facilities, income taxes, and other expense, net.

Segment revenue and segment operating profit

(In millions)	Year Ended December 31, 2008	2007	2006
Revenue:			
Energy Production Systems (1)	$3,670.7	$2,882.2	$2,249.5
Energy Processing Systems	883.2	767.7	672.3
Other revenue (2) and intercompany eliminations	(3.0)	(1.0)	(6.4)
Total revenue	$4,550.9	$3,648.9	$2,915.4
Income before income taxes:			
Segment operating profit:			
Energy Production Systems	$ 420.7	$ 287.9	$ 191.2
Energy Processing Systems	165.5	142.5	100.9
Total segment operating profit	586.2	430.4	292.1
Corporate items:			
Corporate expense (3)	(37.5)	(35.1)	(32.9)
Other revenue (2) and other (expense), net (4)	(42.3)	9.1	(27.3)
Net interest expense	(1.5)	(9.3)	(6.7)
Total corporate items	(81.3)	(35.3)	(66.9)
Income before income taxes	504.9	395.1	225.2
Provision for income taxes	152.0	134.5	62.7
Income from continuing operations	352.9	260.6	162.5
Income from discontinued operations, net of tax	8.4	42.2	113.8
Net income	$ 361.3	$ 302.8	$ 276.3

(1) We have one customer in our Energy Production Systems segment that comprises approximately 19% and 10% of our consolidated revenue for the years ended December 31, 2008 and 2007, respectively. No customer accounted for more than 10% of our consolidated revenue in the year ended December 31, 2006.

(2) Other revenue comprises certain unrealized gains and losses on derivative instruments related to unexecuted sales contracts.

(3) Corporate expense primarily includes corporate staff expenses.

(4) Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, certain foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations.

FMC TECHNOLOGIES, INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment operating capital employed and segment assets

(In millions)	December 31, 2008	December 31, 2007
Segment operating capital employed (1):		
Energy Production Systems	$ 917.2	$ 676.9
Energy Processing Systems	243.0	243.7
Intercompany eliminations	(0.1)	—
Total segment operating capital employed	1,160.1	920.6
Segment liabilities included in total segment operating capital employed (2)	1,493.7	1,303.8
Corporate (3)	932.5	452.9
Assets of discontinued operations	—	533.8
Total assets	$3,586.3	$3,211.1
Segment assets:		
Energy Production Systems	$2,242.1	$1,834.4
Energy Processing Systems	413.7	392.6
Intercompany eliminations	(2.0)	(2.6)
Total segment assets	2,653.8	2,224.4
Corporate (3)	932.5	452.9
Assets of discontinued operations	—	533.8
Total assets	$3,586.3	$3,211.1

(1) FMC Technologies' management views segment operating capital employed, which consists of assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, income taxes and LIFO inventory reserves.

(2) Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance payments and progress billings, accrued payroll and other liabilities.

(3) Corporate includes cash, LIFO inventory reserves, deferred income tax balances, property, plant and equipment not associated with a specific segment, pension assets and the fair value of derivatives.

Geographic segment information

Geographic segment sales were identified based on the location where our products and services were delivered. Geographic segment long-lived assets include property, plant and equipment, net; goodwill; intangible assets, net; and certain other non-current assets.

(In millions)	Year Ended December 31, 2008	2007	2006
Revenue (by location of customer):			
United States	$1,110.1	$ 908.5	$ 756.5
Norway	1,068.1	739.2	427.1
All other countries	2,372.7	2,001.2	1,731.8
Total revenue	$4,550.9	$3,648.9	$2,915.4

(In millions)	December 31, 2008	2007	2006
Long-lived assets:			
United States	$ 224.3	$ 172.0	$ 160.2
Norway	126.1	139.2	57.2
Brazil	90.7	105.4	75.8
Netherlands	126.2	121.6	56.3
All other countries	158.1	177.5	145.7
Total long-lived assets	$ 725.4	$ 715.7	$ 495.2

Other business segment information

	Capital expenditures Year Ended December 31,			Depreciation and amortization Year Ended December 31,			Research and development expense Year Ended December 31,		
(In millions)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Energy Production Systems	$153.7	$162.1	$ 94.8	$60.7	$49.4	$36.3	$38.4	$34.9	$26.9
Energy Processing Systems	7.2	12.4	16.2	9.6	10.0	8.3	6.9	5.9	6.1
Corporate	4.1	5.1	4.6	2.3	2.4	3.3	—	—	—
Total	$165.0	$179.6	$115.6	$72.6	$61.8	$47.9	$45.3	$40.8	$33.0

NOTE 20. QUARTERLY INFORMATION (UNAUDITED)

(In millions, except per share data and common stock prices)	2008				2007			
	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Revenue	$1,205.1	$1,127.6	$1,178.1	$1,040.1	$1,070.5	$879.4	$911.4	$787.6
Cost of sales	958.4	888.2	934.3	842.2	858.5	704.5	733.6	625.3
Income from continuing operations	93.9	92.4	98.2	68.4	84.2	65.3	59.7	51.4
Income (loss) from discontinued operations	(2.6)	(9.7)	7.6	13.1	5.7	13.4	13.2	9.9
Net income	$ 91.3	$ 82.7	$ 105.8	$ 81.5	$ 89.9	$ 78.7	$ 72.9	$ 61.3
Basic earnings per share (1)	$ 0.73	$ 0.65	$ 0.82	$ 0.63	$ 0.69	$ 0.60	$ 0.56	$ 0.46
Diluted earnings per share (1)	$ 0.72	$ 0.64	$ 0.81	$ 0.62	$ 0.68	$ 0.59	$ 0.55	$ 0.45
Common stock price:								
High	$ 44.88	$ 77.98	$ 80.86	$ 64.88	$ 66.86	$58.48	$39.62	$35.34
Low	$ 20.34	$ 43.10	$ 57.83	$ 46.11	$ 54.12	$40.83	$34.63	$27.76

(1) Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the annual total.

NOTE 21. SUBSEQUENT EVENT

On January 13, 2009, we entered into a $350 million 364-day revolving credit agreement maturing in January 2010 with Bank of America, N.A., as Administrative Agent. Borrowings under the credit agreement accrue interest at a rate equal to, at our option; either (a) a base rate determined by reference to the higher of (1) the agent's prime rate, (2) the federal funds rate plus 1/2 of 1% or (3) the London Interbank Offered Rate ("LIBOR") plus 1.00% or (b) LIBOR plus 2.25%. The margin over LIBOR is variable and is determined based on our debt rating. Among other restrictions, the terms of the credit agreement include negative covenants related to liens and a financial covenant related to the debt to earnings ratio. We now have combined committed bank lines of $950 million, including a $600 million, five-year revolving credit facility that matures in December 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the direction of our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. We have concluded that our disclosure controls and procedures were

i) effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

ii) effective in ensuring that information required to be disclosed is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective in providing this reasonable assurance as of December 31, 2008. During the quarter ended December 31, 2008 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited FMC Technologies, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FMC Technologies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the FMC Technologies, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FMC Technologies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FMC Technologies, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Houston, Texas
February 27, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors is incorporated herein by reference from the section entitled "Board of Directors" of the Proxy Statement for the 2009 Annual Meeting of Stockholders. Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of these committees operates pursuant to a written charter setting out the functions and responsibilities of the committee. The charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee of the Board of Directors may be found on our website at www.fmctechnologies.com under "Corporate Overview—Corporate Governance" and are also available in print to any stockholder upon request without charge by submitting a written request to Jeffrey W. Carr, Vice President, General Counsel and Secretary, FMC Technologies, Inc., 1803 Gears Road, Houston, Texas 77067. Information concerning audit committee financial experts on the Audit Committee of the Board of Directors is incorporated herein by reference from the section entitled "Committees of the Board of Directors—Audit Committee" of the Proxy Statement for the 2009 Annual Meeting of Stockholders.

Information regarding our executive officers is presented in the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Information regarding compliance by our directors and executive officers with Section 16(a) of the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement for the 2009 Annual Meeting of Stockholders.

We have adopted a code of ethics, which includes provisions that apply to our principal executive officer, principal financial officer, principal accounting officer or controller and other key professionals serving in a finance, accounting, treasury, tax or investor relations role. A copy of our code of ethics may be found on our website at www.fmctechnologies.com under "Corporate Overview—Corporate Governance" and is available in print to stockholders without charge by submitting a request to the address set forth above.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference from the sections entitled "Director Compensation," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions" and "Executive Compensation" of the Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the section entitled "Security Ownership of FMC Technologies" of the Proxy Statement for the 2009 Annual Meeting of Stockholders. Additionally, Equity Plan Compensation Information is presented in Item 5 of Part II of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference from the sections entitled "Transactions with Related Persons" and "Director Independence" of the Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated herein by reference from the section entitled "Relationship with Independent Public Accountants" of the Proxy Statement for the 2009 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements and Related Report of Independent Registered Public Accounting Firm:

   Report of Independent Registered Public Accounting Firm

   Consolidated Statements of Income for the Years Ended December 31, 2008, 2007 and 2006

   Consolidated Balance Sheets as of December 31, 2008 and 2007

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 2007 and 2006

   Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2008, 2007 and 2006

   Notes to Consolidated Financial Statements

2. Financial Statement Schedule and related Report of Independent Registered Public Accounting Firm:

   See "Schedule II—Valuation and Qualifying Accounts" and the related Report of Independent Registered Public Accounting Firm included herein. All other schedules are omitted because of the absence of conditions under which they are required or because information called for is shown in the consolidated financial statements and notes thereto in Item 8 of this Annual Report on Form 10-K.

3. Exhibits:

   See Index of Exhibits beginning on page 83 of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of FMC Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of FMC Technologies, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 11 to the consolidated financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132R, which changed the method of accounting for pension and postretirement benefits.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas
February 27, 2009

Schedule II—Valuation and Qualifying Accounts

(In thousands)

Description	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts (a)	Deductions and other (b)	Balance at end of period
Year ended December 31, 2006:					
Allowance for doubtful accounts	$ 3,473	$ 417	$ 80	$ 394	$3,576
Valuation allowance for deferred tax assets	$13,551	$ 655	$ 959	$12,912	$2,253
Year ended December 31, 2007:					
Allowance for doubtful accounts	$ 3,576	$ 387	$ 507	$ 1,644	$2,826
Valuation allowance for deferred tax assets	$ 2,253	$ 733	$ 58	$ 575	$2,469
Year ended December 31, 2008:					
Allowance for doubtful accounts	$ 2,826	$6,268	$(1,994)	$(2,287)	$9,387
Valuation allowance for deferred tax assets	$ 2,469	$ 922	$ (86)	$ 1,339	$1,966

(a)—"Additions charged to other accounts" includes translation adjustments and allowances acquired through business combinations.
(b)—"Deductions and other" includes write-offs, net of recoveries, and reductions in the allowances credited to expense.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FMC TECHNOLOGIES, INC.
(Registrant)

By: /s/ WILLIAM H. SCHUMANN, III

William H. Schumann, III
Executive Vice President and
Chief Financial Officer

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Date	Signature
February 27, 2009	/s/ PETER D. KINNEAR **Peter D. Kinnear** **Chairman, President and Chief Executive Officer** **(Principal Executive Officer)**
February 27, 2009	/s/ WILLIAM H. SCHUMANN, III **William H. Schumann, III** **Executive Vice President and Chief Financial Officer** **(Principal Financial Officer)**
February 27, 2009	/s/ JAY A. NUTT **Jay A. Nutt** **Corporate Controller** **(Principal Accounting Officer)**
February 27, 2009	/s/ MIKE R. BOWLIN **Mike R. Bowlin,** **Director**
February 27, 2009	/s/ PHILIP J. BURGUIERES **Philip J. Burguieres,** **Director**
February 27, 2009	/s/ C. MAURY DEVINE **C. Maury Devine,** **Director**
February 27, 2009	/s/ THOMAS M. HAMILTON **Thomas M. Hamilton,** **Director**
February 27, 2009	/s/ ASBJØRN LARSEN **Asbjørn Larsen,** **Director**
February 27, 2009	/s/ EDWARD J. MOONEY **Edward J. Mooney,** **Director**

Date	Signature
February 27, 2009	/s/ JOSEPH H. NETHERLAND **Joseph H. Netherland,** **Director**
February 27, 2009	/s/ RICHARD A. PATTAROZZI **Richard A. Pattarozzi,** **Director**
February 27, 2009	/s/ JAMES M. RINGLER **James M. Ringler,** **Director**
February 27, 2009	/s/ JAMES R. THOMPSON **James R. Thompson,** **Director**

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
2.1	Separation and Distribution Agreement by and between FMC Corporation and the Company, dated as of May 31, 2001 (incorporated by reference from Exhibit 2.1 to the Form S-1/A filed on June 6, 2001).
2.2	Separation and Distribution Agreement by and between FMC Technologies and John Bean Technologies Corporation, dated July 31, 2008 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed on August 6, 2008).
3.1	Registrant's Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Form S-1/A filed on April 4, 2001).
3.2	Registrant's Amended and Restated Bylaws (incorporated by reference from Exhibit 3.2 the Form S-1/A filed on April 4, 2001).
4.1	Form of Specimen Certificate for the Company's Common Stock (incorporated by reference from Exhibit 4.1 to the Form S-1/A filed on May 4, 2001).
4.2	Preferred Share Purchase Rights Agreement (incorporated by reference from Exhibit 4.2 to the Form S-8 filed on June 14, 2001).
10.1	Tax Sharing Agreement by and among FMC Corporation and the Company, dated as of May 31, 2001 (incorporated by reference from Exhibit 10.1 to the Form S-1/A filed on June 6, 2001).
10.2	Employee Benefits Agreement by and between FMC Corporation and the Company, dated as of May 30, 2001 (incorporated by reference from Exhibit 10.2 to the Form S-1/A filed on June 6, 2001).
10.3	Transition Services Agreement between FMC Corporation and the Company, dated as of May 31, 2001 (incorporated by reference from Exhibit 10.3 to the Form S-1/A filed on June 6, 2001).
10.4*	Amended and Restated Incentive Compensation and Stock Plan, dated February 25, 2008 (incorporated by reference from Exhibit 10.4(p) to the Form 8-K filed on February 29, 2008).
10.4.a*	Form of Grant Agreement for Long Term Incentive Restricted Stock Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Employee) (incorporated by reference from 10.4d to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.b*	Form of Grant Agreement for Long Term Incentive Restricted Stock Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Non-Employee Director) (incorporated by reference from 10.4e to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.c*	Form of Grant Agreement for Key Manager Restricted Stock Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from 10.4f to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.d*	Form of Grant Agreement for Non-Qualified Stock Option Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Employee) (incorporated by reference from 10.4g to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.e*	Form of Grant Agreement for Non-Qualified Stock Option Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (Non-Employee Director) (incorporated by reference from 10.4h to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.f*	Form of Grant Agreement for Stock Appreciation Rights Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from 10.4i to the Quarterly Report on Form 10-Q filed on May 10, 2005).

Exhibit No.	Exhibit Description
10.4.g*	Form of Grant Agreement for Performance Units Grant Pursuant to FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from 10.4j to the Quarterly Report on Form 10-Q filed on May 10, 2005).
10.4.h*	Form of Long Term Incentive Performance Share Restricted Stock Agreement Pursuant to the FMC Technologies, Inc. Incentive Compensation and Stock Plan (incorporated by reference from 10.4k to the Quarterly Report on Form 10-Q filed on May 9, 2006).
10.4.i*	Form of Long Term Incentive Performance Share Restricted Stock Agreement Pursuant to the FMC Technologies, Inc. Incentive Compensation and Stock Plan
10.5*	Forms of Executive Severance Agreements
10.7.a*	FMC Technologies, Inc. Salaried Employees' Equivalent Retirement Plan (incorporated by reference from Exhibit 10.7.a to the Quarterly Report on Form 10-Q filed on November 14, 2001).
10.7.b*	FMC Technologies, Inc. Equivalent Retirement Plan Grantor Trust Agreement (incorporated by reference from Exhibit 10.7.b to the Quarterly Report on Form 10-Q filed on November 14, 2001).
10.7.c*	First Amendment to the FMC Technologies, Inc. Salaried Employees' Equivalent Retirement Plan (incorporated by reference from Exhibit 10.7.c to the Annual Report on Form 10-K filed on March 25, 2003).
10.8.a*	FMC Technologies, Inc. Savings and Investment Plan (incorporated by reference from Exhibit 10.8.a to the Quarterly Report on Form 10-Q filed on November 14, 2001).
10.8.b*	FMC Technologies, Inc. Savings and Investment Plan Trust (incorporated by reference from Exhibit 10.8.b to the Quarterly Report on Form 10-Q filed on November 14, 2001).
10.8.c*	First Amendment to the FMC Technologies, Inc. Savings and Investment Plan (incorporated by reference from Exhibit 10.8.c to the Annual Report on Form 10-K filed on March 25, 2003).
10.8.d*	Second Amendment to the FMC Technologies, Inc. Savings and Investment Plan (incorporated by reference from Exhibit 10.8.d to the Annual Report on Form 10-K filed on March 25, 2003).
10.8.e*	Third Amendment of the FMC Technologies, Inc. Savings and Investment Plan (incorporated by reference from Exhibit 10.8.e to the Quarterly Report on Form 10-Q filed on November 12, 2003).
10.9.a*	FMC Technologies, Inc. Non-Qualified Savings and Investment Plan (incorporated by reference from Exhibit 10.9.a to the Quarterly Report on Form 10-Q filed on November 14, 2001).
10.9.b*	FMC Technologies, Inc. Non-Qualified Savings and Investment Plan Trust Agreement (incorporated by reference from Exhibit 10.9.b to the Quarterly Report on Form 10-Q filed on November 14, 2001).
10.9.c*	First Amendment to the FMC Technologies, Inc. Non-Qualified Savings and Investment Plan (incorporated by reference from Exhibit 10.9.c to the Annual Report on Form 10-K filed on March 25, 2003).
10.10	Commercial Paper Dealer Agreement 4(2) Program between Banc of America Securities LLC and the Company, dated as of January 24, 2003 (incorporated by reference from Exhibit 10.11 to the Annual Report on Form 10-K filed on March 25, 2003).
10.11	Issuing and Paying Agency Agreement between Wells Fargo Bank, National Association and the Company, dated as of January 3, 2004 (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed on March 12, 2004).

Exhibit No.	Exhibit Description
10.12	$600,000,000 Five-Year Credit Agreement dated December 6, 2007, between FMC Technologies, Inc. and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference from Exhibit 10.15 to the Form 8-K filed on December 7, 2007).
10.13	$350,000,000 364-Day Credit Agreement dated January 13, 2009, between FMC Technologies, Inc. and Bank of America, LP, as Administrative Agent (incorporated by reference from Exhibit 10.13 to the Form 8-K filed on January 19, 2009).
10.14	Tax Sharing Agreement between FMC Technologies, Inc. and John Bean Technologies Corporation, dated July 31, 2008 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed on August 6, 2008).
10.15	Securities Purchase Agreement among FMC Technologies, Inc. and Schilling Robotics, Inc., Schilling Robotics, LLC and Tyler Schilling, dated December 24, 2008.
10.16	Unit Holders Agreement among FMC Technologies, Inc., Schilling Robotics, Inc., and Tyler Schilling, dated December 26, 2008.
10.17	Amended and Restated Operating Agreement among FMC Technologies, Inc., Schilling Robotics, Inc., Schilling Robotics Newco, LLC, Schilling Robotics, LLC and Tyler Schilling, dated December 26, 2008.
14.1	FMC Technologies, Inc. Code of Business Conduct and Ethics Including Provisions for Principal Executive and Financial Officers (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed on March 12, 2004).
21.1	Significant Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Indicates a management contract or compensatory plan or arrangement.

FMC Technologies, Inc.
1803 Gears Road
Houston, TX 77067
281 591 4000

Investor Relations may be contacted at the following address:

FMC Technologies, Inc.
Investor Relations
Robert K. Cherry
1803 Gears Road
Houston, TX 77067
281 591 4560
ir.fmctechnologies.com

FMC Technologies is listed on the New York Stock Exchange under the symbol FTI.

The Annual Meeting of Stockholders will be held at 11:00 a.m. on Friday, May 15, 2009 at:

The Woodlands Waterway Marriott Hotel
1601 Lake Robbins Drive
The Woodlands, TX 77380
Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

Address stockholder inquiries, including requests for stock transfers, to:

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Telephone: 800 622 6757
Fax: 216 257 8508
Email: shareholder.inquiries@nationalcity.com

A copy of the Company's 2008 Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available at www.fmctechnologies.com or upon written request to:

FMC Technologies, Inc.
Corporate Communications
1803 Gears Road
Houston, TX 77067

However, certain information required under Parts II and III of the Company's 2008 Annual Report on Form 10-K have been incorporated by reference from the Company's Proxy Statement for its 2009 Annual Meeting of Shareholders.

Certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, as amended, are attached as Exhibits to the Company's 2008 Annual Report on Form 10-K. FMC Technologies' CEO timely submitted the CEO Annual Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual in 2008 to the New York Stock Exchange.

FMC Technologies was incorporated in Delaware in 2000.

KPMG LLP
Houston ,TX 77067

FMC Technologies

FMC Technologies Inc
1803 Gears Road
Houston TX 77067
281 591 4000